Exhibit 99.13

Budget 2017 Update

2017/18 — 2019/20

September 11, 2017

National Library of Canada Cataloguing in Publication Data

British Columbia.

Budget and fiscal plan. — 2002/03/2004/05-Annual

Also available on the Internet.

Continues: British Columbia. Ministry of Finance and

Corporate Relations. Budget … reports. ISSN 1207-5841

ISSN 1705-6071 = Budget and fiscal plan — British Columbia.

1. Budget — British Columbia — Periodicals. 2. British

Columbia — Appropriations and expenditures — Periodicals.

I. British Columbia. Ministry of Finance. II. Title.

HJ12.B742 352.48’09711’05 C2003-960048-3

Budget 2017 Update — 2017/18 — 2019/20	September 11, 2017

Attestation by the Secretary to Treasury Board

Summary		1

Part 1: Three Year Fiscal Plan
Introduction		5
Revenue		9
Change from Budget 2017		9
Budget 2017 Update		10
Major Revenue Sources		12
Expense		20
Consolidated Revenue Fund Spending		20
Improving Affordability		21
Enhancing Services for British Columbians		22
Building a Strong and Sustainable Economy		27
Full-Time Equivalents for the BC Public Service		29
Recovered Expenses		30
Operating Transfers		31
Service Delivery Agency Spending		31
Capital Spending		31
Taxpayer-supported Capital Spending		31
Self-supported Capital Spending		38
Projects over $50 million		38
Provincial Debt		43
Risks to the Fiscal Plan		46
Tables:
1.1	Three Year Fiscal Plan	5
1.2	Three-Year Fiscal Plan Update — Changes from Budget 2017 (February 21st)	6
1.3	Revenue Changes from Budget 2017	9
1.4	Incremental Tax and Revenue Measures from Budget 2017	9
1.5	Comparison of Major Factors Underlying Revenue	11
1.6	Personal Income Tax Revenue	12
1.7	Corporate Income Tax Revenue	13
1.8	Sales Tax Revenue	13
1.9	Federal Government Contributions	16
1.10	Revenue by Source	18
1.11	Expense by Ministry, Program and Agency	19
1.12	New Consolidated Revenue Fund Spending Priorities for Budget 2017 Update	20
1.13	Improving Affordability	22
1.14	Enhancing Services	23

Budget 2017 Update — 2017/18 to 2019/20

1.15	Federal Health Funding Agreement — Funding Breakdown	26
1.16	Building a Strong and Sustainable Economy	27
1.17	Capital Spending	32
1.18	Provincial Transportation Investments	36
1.19	Capital Expenditure Projects Greater Than $50 Million	39
1.20	Provincial Debt Summary	43
1.21	Provincial Borrowing Requirements	45
1.22	Reconciliation of Summary Results to Provincial Debt Changes	46
1.23	Key Fiscal Sensitivities	46

Topic Boxes:
Fiscal Sustainability Review		51
Wildfire Management		55
Impacts and Outlook for Softwood Lumber Dispute on British Columbia and the United States		56

Part 2: Tax Measures
Tax Measures — Supplementary Information		60
Tables:
2.1	Summary of Tax Measures	59
2.2	Impact of Medical Services Plan Premium Changes	64

Topic Boxes:
Climate Action and Carbon Pricing		67
Medical Services Plan Premiums		70

Part 3: British Columbia Economic Review and Outlook
Summary		71
British Columbia Economic Activity and Outlook		71
The Labour Market		72
Consumer Spending and Housing		73
Business and Government		75
External Trade and Commodity Markets		76
Demographics		77
Inflation		77
Risks to the Economic Outlook		78
External Outlook		79
United States		79
Canada		81
Asia		83
Europe		84
Financial Markets		84
Interest Rates		84
Exchange Rate		86

Budget 2017 Update — 2017/18 to 2019/20

ii

Tables:
3.1	British Columbia Economic Indicators	72
3.2	US Real GDP Forecast: Consensus versus Ministry of Finance	81
3.3	Canadian Real GDP Forecast: Consensus versus Ministry of Finance	83
3.4	Private Sector Canadian Interest Rate Forecasts	85
3.5	Private Sector Exchange Rate Forecasts	86
3.6.1	Gross Domestic Product: British Columbia	87
3.6.2	Selected Nominal Income and Other Indicators: British Columbia	88
3.6.3	Labour Market Indicators: British Columbia	88
3.6.4	Major Economic Assumptions	89

Topic Box:
The Economic Forecast Council, Budget 2017 Update		90

Part 4: 2017/18 First Quarterly Report
2017/18 — Results to June 30, 2017		93
Tables:
4.1	2017/18 Operating Statement	93
4.2	2017/18 Revenue by Source	94
4.3	2017/18 Expense by Ministry, Program and Agency	95
4.4	2017/18 Expense by Function	96
4.5	2017/18 Capital Spending	97
4.6	2017/18 Provincial Debt	98
4.7	2017/18 Statement of Financial Position	99
Appendix		101

Budget 2017 Update — 2017/18 to 2019/20

iii

September 11, 2017

As required by Section 7(1)(d) of the Budget Transparency and Accountability Act, and Section 4(a)(v) of the Carbon Tax Act, I confirm that Budget 2017 Update contains the following elements:

•                  Fiscal forecasts for 2017/18 to 2019/20 (provided in Part 1) and economic forecasts for 2017 to 2021 (provided in Part 3).

•                  A report on the advice received from the Economic Forecast Council in July 2017 on the economic growth outlook for British Columbia, including a range of forecasts for 2017 and 2018 (see Part 3, page 90).

•                  Material economic, demographic, fiscal, accounting policy and other assumptions and risks underlying Budget 2017 Update economic and fiscal forecasts. In particular:

•                  The economic forecast reflects stable economic growth for British Columbia in an uncertain global economic environment. US fiscal and trade policy uncertainty weighs on the North American outlook. In addition, there are ongoing economic challenges in Asia and Europe and risks related to monetary policy tightening. Accordingly, the economic projections assumed in Budget 2017 Update are prudent relative to the average of the forecasts provided by the Economic Forecast Council.

•                  Personal and corporate income tax revenue forecasts include the preliminary 2016 income tax assessments and the latest projections for national corporate taxable income received from the federal government.

•                  Natural gas royalty forecasts continue to adopt a lower natural gas price forecast compared to the private sector average in order to maintain prudence against volatility.

•                  The economic and revenue forecasts do not incorporate any impacts related to the US-Canada softwood lumber dispute or negotiations under the North American Free Trade Agreement.

•                  Budget 2017 Update does not include any impacts related to the BC Utilities Commission review of Site C.

•                  Budget 2017 Update includes the impacts of government’s decision to cancel tolls on the Port Mann bridge and initial costs in 2017/18 and 2018/19 related to the negotiation of the replacement of tolls on Golden Ears bridge.

•                  Several ministry budgets include base increases for the final costs arising from the 2014 Economic Stability Mandate, as virtually all contracts expire by June 2019. Budget 2017 Update does not incorporate any funding or cost estimates for a new mandate for public sector negotiations. Any costs from further Economic Stability Dividend payments will be managed from within the fiscal plan.

•                  Budget 2017 Update includes $521 million to fund the final Memorandum of Agreement with the BC Teachers’ Federation, incremental to the amount included in Budget 2017, regarding the recent Supreme Court of Canada decision in relation to Bill 22. It is government’s understanding that this final Memorandum resolves all matters relating to the court’s determination.

•                  The fiscal plan includes three-year financial projections for school districts, post-secondary institutions and health authorities, as provided by the Ministries of Education, Advanced Education, Skills and Training, and Health, respectively, based on plans submitted to the ministries by those entities, and for the other service delivery agencies and the commercial Crown corporations.

•                  Forecast prudence totals $900 million in 2017/18, $600 million in 2018/19, and $700 million 2019/20, representing the sum of the Contingencies vote and the forecast allowance in each fiscal year.

•                  A Revenue Neutral Carbon Tax Report for 2015/16 and 2016/17, and the Revenue Neutral Carbon Tax Plan for 2017/18 to 2019/20 (see Part 2: Tax Measures, page 67).

To the best of my knowledge, the three-year fiscal plan contained in Budget 2017 Update conforms to the standards and guidelines of generally accepted accounting principles for senior governments as outlined in Note 1 of the 2016/17 Public Accounts.

I would like to recognize staff in government ministries and agencies for their contribution to this document. I would like to especially acknowledge staff in the Ministry of Finance, whose professionalism, commitment and expertise were essential to the completion of this budget.

/s/ David Galbraith
David Galbraith
Associate Deputy Minister and Secretary to Treasury Board

Budget 2017 Update — 2017/18 to 2019/20

Summary: BUDGET AND FISCAL PLAN — 2017/18 to 2019/20

		Budget
	Actual	Estimate	Plan	Plan
($ millions)	2016/17	2017/18	2018/19	2019/20
Revenue	51,459	52,407	52,557	53,677
Expense	(48,722)	(51,861)	(52,029)	(53,070)
Forecast allowance	—	(300)	(300)	(350)
Surplus	2,737	246	228	257
Capital spending:
Taxpayer-supported capital spending	3,659	4,956	4,855	4,814
Self-supported capital spending	2,725	2,701	2,635	3,154
	6,384	7,657	7,490	7,968
Provincial Debt:
Taxpayer-supported debt	41,506	44,853	47,031	48,642
Self-supported debt	24,377	21,624	22,509	23,764
Total debt (including forecast allowance)	65,883	66,777	69,840	72,756
Taxpayer-supported debt to GDP ratio	15.8%	16.2%	16.4%	16.3%
Taxpayer-supported debt to revenue ratio	81.8%	87.8%	91.7%	93.0%

	2016	2017	2018	2019
Economic Forecast:
Real GDP growth	3.6%	2.9%	2.1%	2.0%
Nominal GDP growth	5.1%	5.1%	4.1%	4.0%

A New Vision for BC

Budget 2017 Update signals the first step in building a better province for all British Columbians. The update begins to address the three key commitments: improving affordability, enhancing critical services, and building a strong, sustainable, and innovative economy that creates jobs and works for everyone.

Improving Affordability

With Budget 2017 Update, government is taking immediate steps to contain costs and fees for citizens and businesses and make life more affordable, including:

•        new investments to support the construction and operation of 2,000 modular housing units for the homeless as well as the construction of over 1,700 new units of affordable rental housing;

•        the elimination of tolls on the Port Mann and Golden Ears bridges effective September 1, 2017;

•        a 50 per cent reduction in Medical Services Plan premium rates for all British Columbians; and

•        an increase of $100 per month for both income and disability assistance.

Enhancing Services

Budget 2017 Update provides funding to improve important services British Columbians value. These include new funding allocations for:

•        school districts to improve education outcomes by implementing the final BC Teachers’ Federation settlement, in addition to amounts provided in Budget 2017;

•        an immediate and evidence-based response to the fentanyl emergency;

•        addressing social assistance caseload pressures;

•        seniors home care, and mental wellness and addictions support from the federal government; and

•        the Residential Tenancy Branch.

Building a Strong and Sustainable Economy

British Columbians benefit when government chooses to invest in the economy. Budget 2017 Update includes new investments that will assist with the development of a strong and sustainable economy for the people and businesses of the province. These include:

•        the restoration of free Adult Basic Education and English Language Learning;

Budget 2017 Update — 2017/18 to 2019/20

Summary

•   the establishment of the Emerging Economy Task Force, the Innovation Commissioner, and the Fair Wages Commission;

•   an increase in the earnings exemption for social assistance recipients; and

•   new investments made for wildfire prevention and environmental values.

Commitments made in Budget 2017 Update are being funded by improved revenue forecasts over the fiscal plan period, as well as changes to key revenue sources, including increasing the:

•   individual income tax rate to 16.8 per cent from 14.7 per cent on taxable income over $150,000;

•   general corporate income tax rate to 12 per cent up from 11 per cent; and

•   carbon tax rate by $5 per tonne of CO2 equivalent emissions per year for four years.

In addition, Budget 2017 Update is phasing out sales tax on electricity purchases by businesses, reducing the small business corporate income tax rate to 2 per cent from 2.5 per cent, as well as other measures.

Strong Economic Growth

The Ministry’s estimate for BC real GDP growth in 2016 and the outlook for 2017 are higher than what was projected in Budget 2017 as BC’s economy has performed better than expected. Stronger than anticipated consumer spending and export activity in the latter part of 2016 is primarily responsible for the upward revision to the Ministry’s real GDP estimate for 2016, from 3.0 per cent to 3.6 per cent growth. Meanwhile for 2017, year-to-date data for key indicators such as

BC real GDP outlook

employment, retail sales, housing starts and exports have exceeded expectations. As such, the Ministry’s forecast for BC real GDP growth of 2.9 per cent in 2017 is higher than the 2.1 per cent projected in Budget 2017. The outlook for BC’s economy for 2018 and beyond is relatively unchanged from the previous outlook as the balance of risks to the domestic and global economy remains largely unchanged.

The Ministry’s forecast for BC real GDP growth is 0.1 percentage point below the outlook provided by the Economic Forecast Council for 2017 and 0.2 percentage points below for 2018 and beyond. This prudence acknowledges the downside risks to the economic forecast and is one of the levels of prudence built into the fiscal plan.

Prudent economic forecast

Downside risks to BC’s economic outlook include:

•        uncertainty regarding US fiscal and trade policy;

•        potential for a slowdown in domestic and Canadian economic activity;

•        faltering of Europe’s economic recovery as it faces the challenges of the UK exiting the European Union and elevated sovereign debt;

•        slower economic activity in Asia, particularly as China transitions to a consumer-driven economy, resulting in weaker demand for BC’s exports;

•        potential for monetary policy tightening to dampen economic momentum; and

•        exchange rate and commodity price uncertainty.

Capital Investments

Budget 2017 Update continues to deliver ongoing capital plan commitments, and makes new commitments to assist with housing affordability

Budget 2017 Update — 2017/18 to 2019/20

Summary

initiatives totalling almost $500 million over four years. Taxpayer-supported infrastructure spending on hospitals, schools, post-secondary facilities, transit, and roads is forecast to be $14.6 billion over the three years.

These significant capital investments are needed to deliver critical services and contribute to a strong economy and will create jobs in communities across the Province.

Self-supported capital spending of $8.5 billion over three years, relating primarily to power generation projects, is $2.3 billion lower than Budget 2017 due to the cancellation of the procurement of the George Massey Tunnel Replacement project.

Debt Affordability

The Budget 2017 Update debt forecast reflects an improved outlook for the elimination of government’s operating debt by 2019/20 due in part to 2016/17 results carrying forward and stronger projected economic growth.

Taxpayer-supported capital debt is projected to end the fiscal plan period $1.4 billion higher than Budget 2017 due mainly to the onetime impact of the reclassification of Transportation Investment Corporation’s Port Mann bridge debt following the elimination of tolls. Despite this $3.5 billion onetime shift, government’s key debt affordability metric, the taxpayer-supported debt to GDP ratio remains relatively low compared to recent fiscal years, ending the fiscal plan period at 16.3 per cent. British Columbia’s strong and growing economy can support this onetime adjustment that improves affordability for British Columbians.

Risks to the Fiscal Plan

The main risks to the government’s fiscal plan include:

•        risks to the BC economic outlook, largely due to the continued uncertainty surrounding global economic activity;

•        assumptions underlying revenue, including Crown corporation net income forecasts, such as economic factors, commodity prices and weather conditions;

•        potential changes to federal government allocations for health and social transfers and cost-sharing agreements, as well as impacts on provincial income taxes arising from federal government tax policy changes;

•        future Economic Stability Mandate dividend costs;

•        utilization rates for government services such as health care, children and family services, and income assistance;

•        impacts of the expiration of the 2006 Softwood Lumber Agreement and negotiations of the North American Free Trade Agreement between Canada, the US, and Mexico; and

•        the outcome of litigation, arbitrations, and negotiations with third parties.

To mitigate the risks to the fiscal plan, government incorporates four main levels of prudence in its projections:

•        government has included forecast allowances throughout the three year period; $300 million in each of 2017/18 and 2018/19, and $350 million in 2019/20 to guard against volatility, including revenue changes;

•        the fiscal plan includes a Contingencies vote allocation of $600 million in 2017/18, $300 million in 2018/19, and $350 million 2019/20, to help manage unexpected pressures and fund priority initiatives;

•        the Ministry of Finance outlook for BC’s real GDP growth is lower than the outlook provided by the Economic Forecast Council (0.1 percentage point lower in 2017 and 0.2 percentage points lower in 2018); and

•        the natural gas revenue forecast incorporates additional prudence by using a price forecast that is lower than the average of private sector forecasts.

Conclusion

Government has moved forward on a number of key commitments in Budget 2017 Update. Further commitments will be acted upon in Budget 2018, which will be the government’s first full budget and fiscal plan.

Budget 2017 Update — 2017/18 to 2019/20

Part 1: THREE YEAR FISCAL PLAN

Table 1.1 Three Year Fiscal Plan

		Budget
	Actual	Estimate	Plan	Plan
($ millions)	2016/17	2017/18	2018/19	2019/20
Revenue	51,459	52,407	52,557	53,677
Expense	(48,722)	(51,861)	(52,029)	(53,070)
Forecast allowance	—	(300)	(300)	(350)
Surplus	2,737	246	228	257
Capital spending:
Taxpayer-supported capital spending	3,659	4,956	4,855	4,814
Self-supported capital spending	2,725	2,701	2,635	3,154
	6,384	7,657	7,490	7,968
Provincial Debt:
Taxpayer-supported debt	41,506	44,853	47,031	48,642
Self-supported debt	24,377	21,624	22,509	23,764
Total debt (including forecast allowance)	65,883	66,777	69,840	72,756
Taxpayer-supported debt to GDP ratio	15.8%	16.2%	16.4%	16.3%
Taxpayer-supported debt to revenue ratio	81.8%	87.8%	91.7%	93.0%

Introduction

Budget 2017 Update signals the first step in building a better province for all British Columbians. The update begins to address the three key commitments that government made: improving affordability, enhancing critical services, and building a strong, sustainable, and innovative economy that creates jobs and works for everyone.

Budget 2017 Update presents a new vision for British Columbia where improved services and lower costs for families are funded by improving revenues resulting from British Columbia’s strong and diverse economy, as well as additional revenue measures.

Budget 2017 Update is an important first step in creating this new vision, with more work to be addressed in Budget 2018.

An overview of changes from Budget 2017 is provided in Table 1.2.

Improving Affordability

Government is working on improving affordability for families and businesses that live and work in British Columbia. With Budget 2017 Update, government is taking first steps to deliver reduced costs for citizens and businesses, including:

•             new investments to support the construction and operation of 2,000 modular housing units for the homeless as well as the construction of over 1,700 new units of affordable rental housing;

•             the elimination of tolls on the Port Mann and Golden Ears bridges effective September 1, 2017;

•             an increase of $100 per month for both income and disability assistance; and

•             a 50 per cent reduction to the Medical Services Plan premium rate for all British Columbians.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Table 1.2 Three-Year Fiscal Plan Update — Changes from Budget 2017 (February 21st)

($ millions)	2017/18	2018/19	2019/20
Budget 2017 (February 21, 2017)	295	244	223
First Quarterly Report forecast updates
Revenue changes:
Taxation	1,226	926	914
Natural resource	93	20	23
Other fees, licenses, investment earnings and miscellaneous	101	40	171
Federal government transfers	55	158	88
Commercial Crown operating results	44	(127)	(83)
	1,519	1,017	1,113
Expense (increases) decreases:
Higher spending mainly for fire management and emergency programs	(668)	—	—
Compensation costs including Economic Stability Mandate	(31)	(183)	(347)
Changes in service delivery agency spending	(127)	(218)	(138)
	(826)	(401)	(485)
Total first Quarterly Report forecast updates	693	616	628

Budget 2017 Update new measures
New revenue measures:
Revenues to fund enhanced services:
Personal income tax	32	219	172
Corporate income tax	103	313	334
Carbon tax	—	212	428
Other tax measures	15	—	—
Improving affordability:
Medical Services Plan reduction	(100)	(400)	(415)
Strong and sustainable economy:
Increased tax credits — mainly Low Income Climate Action	—	(39)	(39)
	50	305	480
New priority investments:
Improving affordability:
Eliminate Port Mann and Golden Ears bridge tolls	(224)	(170)	(137)
Increase social assistance rates	(104)	(182)	(186)
New housing investments	(14)	(75)	(86)
Enhancing services:
Funding for K—12 sector	(177)	(231)	(229)
Fentanyl response and Therapeutics Initiative	(67)	(128)	(129)
Funding for social assistance caseload pressures	(16)	(43)	(63)
Strong and sustainable economy:
Raise earnings exemptions for social assistance	(6)	(7)	(7)
Restore tuition-free Adult Basic Education/English Language Learning [1]	(19)	TBD	TBD
Enhanced environmental stewardship of BC forests	(29)	(51)	(61)
Other measures	(2)	(1)	(1)
	(658)	(888)	(899)
Increased Contingencies Vote	(200)	—	(50)
Reduced debt servicing costs	16	1	25
Total expense changes	(792)	(582)	(444)
Forecast allowance updates	50	(50)	(150)
Budget 2017 Update	246	228	257

1              Additional assessment is required to finalize amounts beyond 2017/18.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Enhancing Services

Budget 2017 Update provides funding to enhance important services British Columbians value. These include new funding allocations for:

•             school districts to improve education outcomes by implementing the final BC Teachers’ Federation settlement, in addition to amounts provided in Budget 2017;

•             an immediate and evidence-based response to the fentanyl emergency;

•             addressing social assistance caseload pressures;

•             seniors home care, and mental wellness and addictions support from the federal government; and

•             the Residential Tenancy Branch.

Building a Strong and Sustainable Economy

British Columbians benefit from a strong and vibrant economy when government chooses to invest in that economy. Budget 2017 Update includes new investments that will assist with the development of a growing and sustainable economy for the people and businesses of the province. These include:

•             the restoration of free Adult Basic Education and English Language Learning;

•             the establishment of the Emerging Economy Task Force, the Innovation Commissioner, and the Fair Wages Commission;

•             increased earnings exemptions for social assistance recipients; and

•             new investments made for wildfire prevention and environmental values.

In addition to these new areas of focus, the Budget 2017 Update also accommodates $668 million in spending pressures mainly in the areas of fire management and emergency response, as well as an increase in the Contingencies Vote of $200 million to help manage unexpected pressures and fund new priorities in the 2017/18 fiscal year.

These new commitments and pressures are being funded by improved revenue forecasts over the fiscal plan period, as well as changes to key revenue sources, including increasing the:

•             individual income tax rate to 16.8 per cent from 14.7 per cent on taxable income over $150,000;

•             general corporate income tax rate to 12 per cent; and

•             carbon tax rate by $5 per tonne of CO2 equivalent emissions each year for four years.

In addition, your government is acting on measures that support a growing and sustainable economy. These include phasing out sales tax on electricity purchases by businesses, reducing the small business corporate income tax rate to 2.0 per cent from 2.5 per cent, as well as other measures.

Government’s taxpayer-supported capital spending over the fiscal plan period will total $14.6 billion, the highest level ever, reflecting infrastructure investments in transportation, education and health sectors, as well as new Budget 2017 Update commitments of almost $500 million in new housing investments.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Capital investments by self-supported commercial Crown corporations will total $8.5 billion over three years primarily in relation to power generation projects. The total is $2.3 billion lower than February’s Budget 2017 due to the cancellation of the procurement for the George Massey Tunnel Replacement Project.

Government’s total debt is forecast to end the fiscal plan period at $72.8 billion. The taxpayer-supported debt growth mainly reflects investment in priority infrastructure projects in the sectors noted above, and a onetime shift in self-supported debt due to the reclassification of Transportation Investment Corporation’s Port Mann bridge debt as a result of the elimination of tolls. Within this overall balance, direct operating debt is projected to be eliminated by the end of 2019/20 for the first time since the mid 1970s.

Budget 2017 Update commitments are made with a continuing emphasis on responsible fiscal management. Government’s key debt metric, debt to GDP, remains low relative to recent fiscal years, and is forecast to fall from 17.1 per cent in 2015/16 to end the fiscal plan period at 16.3 per cent.

The major risks to the fiscal plan stem from changes in factors that government does not directly control. These include:

•             risks to the BC economic outlook, largely due to the continued uncertainty surrounding global economic activity;

•             assumptions underlying revenue, including commercial Crown corporation forecasts, such as economic factors, commodity prices and weather conditions;

•             future Economic Stability Mandate dividend costs;

•             potential changes to federal government transfer allocations, cost-sharing agreements with the federal government and impacts on the provincial income taxes arising from federal government tax policy and budget changes;

•             utilization rates for government services such as health care, children and family services, and income assistance;

•             impacts of the expiration of the 2006 Softwood Lumber Agreement and negotiations of the North American Free Trade Agreement between Canada, the US and Mexico; and

•             the outcome of litigation, arbitrations, and negotiations with third parties.

A complete discussion of the risks to the fiscal plan can be found beginning on page 46. Economic risks are discussed in Part 3: British Columbia Economic Review and Outlook.

Government incorporates four main levels of prudence in its projections to mitigate the risks to the fiscal plan:

•             government has included a forecast allowance throughout the three year period — $300 million in each of 2017/18 and 2018/19, and $350 million in 2019/20 — to guard against volatility, including revenue changes;

•             the Contingencies Vote allocation of $600 million in 2017/18, $300 million in 2018/19, and $350 million 2019/20, to help manage unexpected pressures and fund priority initiatives;

•             the Ministry of Finance outlook for BC’s real GDP growth is lower than the outlook provided by the Economic Forecast Council (0.1 percentage point lower in 2017 and 0.2 percentage points lower in 2018); and

•             the natural gas revenue forecast incorporates additional prudence by using a price forecast that is lower than the average of private sector forecasts.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Revenue

Change from Budget 2017

Over the three year fiscal plan period, revenues are forecast to be $4.6 billion higher than the February estimates. This is a result of the effects of higher 2016/17 results, a stronger economic outlook, better than expected 2016 income tax assessment information, improved federal government contributions in support of homecare and mental health services (with an equal expense offset) and new policy measures introduced in Budget 2017 Update.

Table 1.3 Revenue Changes from Budget 2017

($ millions)	2017/18	2018/19	2019/20	Total
Personal income tax	(117)	287	310	480
Corporate income tax	890	644	619	2,153
Carbon tax	10	226	442	678
Medical Service Plan premiums	(74)	(374)	(388)	(836)
Sales taxes	257	209	235	701
Property transfer tax	333	286	215	834
Natural resources	93	20	23	136
Federal government contributions in support of homecare and mental health services	39	111	144	294
Other taxpayer-supported sources	94	79	115	288
Commercial Crown net income	44	(127)	(83)	(166)
Total revenue changes	1,569	1,361	1,632	4,562

Higher revenues from most taxpayer-supported sources are partly offset by lower Medical Services Plan premiums and reduced net income of the commercial Crown corporations. Revenue improvements, including new policy measures introduced in Budget 2017 Update, have provided government the means to enhance critical services and improve affordability for British Columbians.

Tax and revenue measures in Budget 2017 Update that are new or have updated estimates total $0.8 billion over the three year period compared to Budget 2017. This includes $0.1 billion of higher tax transfer expenses (refundable tax credits) mainly due to increased low income climate action tax credits. More information on tax and revenue measures is detailed in Part 2: Tax Measures.

Table 1.4 Incremental Tax and Revenue Measures from Budget 2017

($ millions)	2017/18	2018/19	2019/20	Total
Personal income tax	32	219	172	423
Corporate income tax	103	313	334	750
Carbon tax	—	212	428	640
Medical Services Plan premiums	(100)	(400)	(415)	(915)
Other taxes	15	—	—	15
Total revenue	50	344	519	913
Tax transfer expenses (mainly low income climate action)	—	(39)	(39)	(78)
Total changes	50	305	480	835

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Personal income tax:

•             increase the individual income tax rate to 16.8 per cent from 14.7 per cent on taxable income over $150,000;

•             maintain education tax credit;

•             eliminate children’s fitness, children’s fitness equipment and children’s arts tax credits consistent with the elimination of federal fitness and arts credits; and

•             increase the dividend tax credit rate for enhanced dividends.

Corporate income tax:

•             increase the general corporate income tax rate from 11 per cent to 12 per cent;

•             restore the preferential tax benefit for credit unions; and

•             eliminate the international business activity program.

Carbon tax rates are increased by $5/tonne of CO2e each year for four years beginning April 1, 2018

Medical Services Plan premiums are reduced by 50 per cent for all British Columbians.

The low income climate action tax credit is increased effective April 1, 2018.

Other changes include adjustments to the effective dates for the increase to tobacco tax rates and the phasing out of provincial sales tax on electricity purchases.

Budget 2017 Update

Total revenue growth is expected to average 1.4 per cent annually over the three year period to 2019/20. Increasing revenues from taxation, federal government contributions and net income of commercial Crown corporations are partly offset by declining revenues from natural resources and Medical Services Plan (MSP) premiums.

Chart 1.1 Revenue forecast

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Over the three year fiscal plan period, taxation revenue is forecast to average 3.8 per cent annual growth as the effects of stable economic growth and tax policy measures are partly offset by an assumed 6.8 per cent average annual decline from property transfer tax revenue. From 2017 to 2019, the average annual growth in nominal GDP and real GDP is forecast at 4.4 per cent and 2.3 per cent, respectively.

Natural resource revenues are forecast to average a 6.6 per cent annual decline over the three years. This mainly reflects declining revenues from bonus bids and rents on drilling licences and leases, coal and forests, partly offset by rising natural gas royalties over the fiscal plan.

Other revenue consists of fees, licences, investment earnings and other miscellaneous sources. Over the ensuing three years, these revenues are projected to decline 4.4 per cent annually, on average, mainly due to government’s decision to improve affordability by reducing MSP premiums for all British Columbians. More information on MSP premium changes can be found in the Medical Services Plan Premiums topic box on page 70.

Excluding MSP premiums, over the ensuing three years, average annual growth in revenue from fees and licences, investment earnings and miscellaneous sources is expected to be relatively flat. The revenue forecast incorporates estimates provided by ministries and taxpayer-supported agencies.

Table 1.5 Comparison of Major Factors Underlying Revenue

Calendar Year	September 11, 2017				February 21, 2017
Per cent growth unless otherwise indicated	2016	2017	2018	2019	2016	2017	2018	2019
Real GDP	3.6	2.9	2.1	2.0	3.0	2.1	2.1	2.0
Nominal GDP	5.1	5.1	4.1	4.0	4.7	4.1	4.0	3.9
Household income	3.8	4.1	4.0	3.9	3.7	3.6	3.8	3.8
Net operating surplus	11.2	9.1	2.8	2.8	8.5	5.0	2.4	3.0
Consumer expenditures	6.2	5.8	4.9	4.6	5.8	4.6	4.6	4.5
Consumer expenditures on durable goods	7.6	6.3	2.5	1.9	7.9	2.4	2.4	2.0
Business investment	8.6	5.4	5.6	4.9	8.5	5.0	5.1	4.9
Residential investment	15.3	6.6	6.4	4.9	15.4	6.1	5.3	4.9
Retail sales	7.4	5.9	4.0	3.6	6.3	3.7	3.7	3.6
Employment	3.2	3.1	1.2	1.1	3.2	1.2	1.2	1.1
BC Housing starts	33.1	-8.5	-20.8	-10.9	33.1	-28.4	-8.2	-2.0
US Housing starts	5.6	1.8	0.4	0.0	4.9	-0.5	3.4	0.0
SPF 2x4 price ($US/thousand board feet)	$308	$377	$360	$340	$308	$326	$318	$300
Pulp ($US/tonne)	$804	$858	$835	$803	$803	$806	$800	$800
Exchange rate (US cents/Canadian dollar)	75.4	76.3	77.3	78.8	75.4	73.7	75.3	78.4

Fiscal Year	2016/17	2017/18	2018/19	2019/20	2016/17	2017/18	2018/19	2019/20
Natural gas price ($Cdn/GJ at plant inlet)	$1.19	$1.60	$1.68	$1.78	$1.22	$1.61	$1.53	$1.73
Bonus bid average bid price per hectare ($)	$546	$1,956	$160	$200	$163	$140	$160	$200
Electricity price ($US/mega-watt hour, Mid-C)	$24	$24	$24	$25	$24	$27	$25	$27
Metallurgical coal price ($US/tonne, fob west coast)	$161	$145	$120	$116	$141	$140	$113	$110
Copper price ($US/lb)	$2.34	$2.56	$2.60	$2.72	$2.26	$2.38	$2.48	$2.61
Crown harvest volumes (million cubic metres)	59.5	58.0	59.0	59.0	58.5	59.0	60.0	60.0

Federal government contributions are forecast to average 2.3 per cent annual growth over the next three years mainly due to expected increases in the Canada Health Transfer (CHT) and the Canada Social Transfer (CST) disbursements. The combined CHT and CST contributions are forecast to average 3.3 per cent annual growth over the fiscal plan period, while other federal government transfers are projected to decline 2.0 per cent annually, on average.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Commercial Crown corporation net income is expected to average 4.5 per cent annual growth over the three year fiscal plan reflecting relatively stable growth in net income for BC Hydro and the Liquor Distribution Branch, lower losses expected for ICBC compared to 2016/17 and no net income losses for Transportation Investment Corporation as a result of eliminating tolls on the Port Mann bridge. More details on commercial Crown corporation net income are provided beginning on page 17.

Major Revenue Sources

Key assumptions and sensitivities relating to revenue are provided in Appendix Table A5. The assumptions and factors that are the major drivers for preparing projections of individual revenue sources include sensitivities to provide the reader with a sense of potential impacts to revenue projections if there are changes to these underlying assumptions and factors. The following text references the forecasts of these assumptions and factors in explaining individual revenue sources. An analysis of historical volatility of the economic variables related to revenue sources can be found in the 2017 BC Financial and Economic Review (pages 14-15). The major revenue components are detailed below.

Taxation revenue

Personal income tax base revenue (excluding tax measures and adjustments for prior years) is forecast to average 4.6 per cent annual growth over the ensuing three years, consistent with Budget 2017 Update projections of household and employee compensation income growth.

Table 1.6 Personal Income Tax Revenue

($ millions)	2016/17	2017/18	2018/19	2019/20
Base personal income tax revenue	8,851	9,175	9,620	10,120
Measures:
– Budget 2017 Update incremental tax measures:
Increasing the individual income tax rate to 16.8 per cent on taxable income over $150,000	—	67	273	287
Other tax measures	—	(10)	(28)	(89)
– Federal Budget 2017 tax measures	—	(17)	(8)	(5)
– Budget 2017 tax measures	—	11	28	28
Prior-Year adjustment	853	(173)	—	—
Budget 2017 Update revenue	9,704	9,053	9,885	10,341
Annual growth	15.8%	-6.7%	9.2%	4.6%
Household income growth (calendar year)	3.8%	4.1%	4.0%	3.9%
Employee compensation income growth (calendar year)	4.3%	4.7%	4.2%	4.0%
Elasticity[1] (calendar year basis, policy neutral)	0.8	1.3	1.2	1.2

1 Per cent growth in current year tax relative to per cent growth in personal income.

Personal income tax revenue is expected to decrease 6.7 per cent in 2017/18 mainly due to the effects of prior-year adjustments in 2016/17 and relatively weak preliminary 2016 tax assessment information. Over the next two years, revenue is projected to average 6.9 per cent annual growth, including impacts of increasing the individual income tax rate to 16.8 per cent from 14.7 per cent on taxable income over $150,000, effective January 1, 2018. The forecast also includes other tax measures relating to adjustments to the dividend tax credit rates and various personal tax credits.

Corporate income tax revenue is mainly based on cash instalments received from the federal government and settlement adjustments for prior years. The revenue forecast is expected to increase 43.3 per cent in 2017/18 due to increases in the settlement payment

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Table 1.7 Corporate Income Tax Revenue

($ millions)	2016/17	2017/18	2018/19	2019/20
Advance instalments from the federal government:
– Payment share	11.6%	12.5%	13.3%	13.4%
– Instalments	2,727	3,594	3,649	3,752
– less small business income tax rate measure	—	(79)	(81)	(81)
– add general income tax rate measure	—	106	302	322
International Business Activity Act refunds	(19)	(20)	(15)	(10)
Prior-years’ settlement payment	295	702	257	152
Corporate income tax revenue	3,003	4,303	4,112	4,135
Annual per cent growth	7.8%	43.3%	-4.4%	0.6%

for prior years and higher instalments. These increases reflect strong preliminary 2016 tax assessment information, improved federal government projections of national corporate taxable income and a higher BC payment share. Average annual growth over the next two years is forecast to decline 2.0 per cent as increases in instalments and the effects of the tax measures are offset by lower prior-year settlement payments.

Revenue projections assume the reduction of the small business income tax rate to 2.0 per cent from 2.5 per cent, effective April 1, 2017, and an increase in the general corporate income tax rate to 12 per cent from 11 per cent, effective January 1, 2018. BC corporate income tax entitlement is forecast to rise in line with the economic projections of net operating surplus of corporations.

Provincial sales tax revenue growth is expected to average 4.3 per cent annually over the three year fiscal plan, in line with expected increases in nominal GDP and consumer expenditures on taxable goods and services. The forecast incorporates a two-year phase out of tax applied to electricity purchases to help businesses become more competitive and support increased investment, growth and job creation. The forecast assumes that the tax rate on electricity purchases is reduced to 3.5 per cent from 7.0 per cent during 2017/18 and effective April 1, 2019, electricity purchases are fully exempt from provincial sales tax. This is expected to reduce revenue by $164 million once fully implemented in 2019/20.

Table 1.8 Sales Tax Revenue

($ millions)	2016/17	2017/18	2018/19	2019/20
Provincial sales taxes	6,606	7,042	7,270	7,492
Annual per cent change (calendar year)	2016	2017	2018	2019
Durable goods	7.6%	6.3%	2.5%	1.9%
Consumer goods and services	6.2%	5.8%	4.9%	4.6%
Residential investment	15.3%	6.6%	6.4%	4.9%
Government expenditures	5.5%	4.2%	2.0%	2.4%
Nominal GDP	5.1%	5.1%	4.1%	4.0%
Retail sales	7.4%	5.9%	4.0%	3.6%

Carbon tax revenue is forecast to average 11.6 per cent annual growth over the three years to 2019/20. The forecast incorporates an increase in carbon tax rates of $5 per tonne of CO2 equivalent emissions each year beginning April 1, 2018. The forecast assumes that purchased volumes of natural gas will grow in line with real GDP and that consumption of gasoline will remain flat. For more details on carbon tax, see the Climate Action and Carbon Pricing topic box on page 67.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Tobacco tax revenue is expected to grow by an average of 1.1 per cent annually over the three years of the fiscal plan. The forecast incorporates a tobacco tax rate increase of 0.8 cents per cigarette in 2017/18.

Property tax revenue is expected to grow by an average of 4.8 per cent annually over the three year plan, in line with the outlook for BC housing starts and inflation. The forecast incorporates the impact of increasing the threshold for the phase-out of the home owner grant to $1.6 million from $1.2 million for the 2017 tax year.

Property transfer tax revenue is forecast to decline 7.5 per cent in 2017/18 due to expected lower housing market activity compared to 2016/17. In the past, revenue projections were assumed to align with expected annual changes in BC housing starts. However, combined with volatility in the real estate market and stronger economic growth recently, this assumption has tended to underestimate revenues. Over the next two years, revenue is forecast to decline at a 6.5 per cent average annual rate, approximately half of the expected average annual decrease in BC housing starts. Revenue from the 15 per cent additional property transfer tax applied in Metro Vancouver is forecast at $200 million in each year of the fiscal plan.

More information on tax measures is detailed in Part 2: Tax Measures.

Natural resource revenue

Natural gas royalties are expected to increase 55.9 per cent in 2017/18 reflecting higher production volumes and prices for natural gas and natural gas liquids, including butane and pentane. Royalties are forecast to increase 29.5 and 16.3 per cent in 2018/19 and 2019/20 respectively, reflecting rising prices and production volumes, partly offset by increased utilization of royalty program credits.

The forecast assumes an average price of $1.60 ($Cdn/gigajoule, plant inlet) in 2017/18, up from $1.19 in 2016/17. This assumption is within the 20th percentile of the private sector forecasters, continuing the prudence incorporated since 2013/14. Prices are expected to increase over the next two years, averaging $1.68 in 2018/19 and $1.78 in 2019/20, consistent with the growth of the average of the private sector forecasts. Over

Chart 1.2 Revenue from energy, metals and minerals

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

the three year fiscal plan period, the projected natural gas prices average 40 cents lower than the average of the private sector forecasters. Natural gas royalty rates are sensitive to prices in the $1.22 to $2.62 range. Hence the effective royalty rate is generally expected to rise as prices increase, depending on the take up of royalty program credits.

See Appendix Table A6 for more details regarding natural gas price forecasts.

Revenue from bonus bids and rents on drilling licences and leases is forecast to decline 71.2 per cent over the next three years, from $633 million in 2016/17 to $182 million in 2019/20. The decrease reflects declining deferred revenue over the three years and total cash sales expected at less than $10 million annually in 2018/19 and 2019/20. More detail is provided in Appendix Table A5.

Mining and minerals: Revenue from mineral tax, fees and miscellaneous mining receipts is expected to decline an average of 25.5 per cent annually over the ensuing three years mainly due to the impacts of assumed weakening coal prices and increased costs of production in coal mines, partly offset by the impacts of rising copper prices. Metallurgical coal spot prices rose significantly in the spring of 2017 reflecting short-term supply shortages resulting from cyclone activity in Australia that caused significant damage to rail infrastructure. Prices are forecast to decline over the forecast period as global production increases.

Other energy: Other energy revenue is comprised of electricity sales under the Columbia River Treaty, petroleum royalties and fees collected by the Oil and Gas Commission. These revenues are expected to decrease 5.2 per cent in 2017/18 due to the effects of lower assumed electricity prices and oil production. Annual revenue growth over the next two years is expected to average of 2.3 per cent due to the impacts of higher assumed electricity and oil prices.

Forests revenue is expected to decline an average of 2.6 per cent annually over the three years of the fiscal plan mainly reflecting lower overall stumpage rates. Total harvest levels on Crown land are projected to remain relatively flat, averaging 59 million cubic meters over the three year fiscal plan period.

Other natural resource revenue is comprised of water rentals and fees for hunting and fishing licences collected under the Wildlife Act. These sources are expected to decline 6.4 per cent in 2017/18 reflecting lower water rentals collected under the Water Sustainability Act, followed by an annual average increase of 1.6 per cent over the next two years mainly due to higher water rentals.

Other revenue

Medical Services Plan premiums (MSP): Budget 2017 Update signals government’s intention to eliminate MSP premiums within four years. The timing and structure of the change will be influenced by the report from a task force to be established in the fall of 2017 to provide advice and recommendations on how best to replace MSP premium revenue.

As a first step, MSP premiums will be reduced by 50 per cent for all British Columbians effective January 1, 2018. As a result, revenue to government from MSP premiums is forecast to decline 12.1 per cent in 2017/18 and a further 40.2 per cent in 2018/19. More information on MSP premium changes can be found in the Medical Services Plan Premiums topic box on page 70.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Other fees and licences: Over the three year fiscal plan, revenue from other fees and licences is expected to average 2.6 per cent annual growth mainly due to increasing fee revenue collected by post-secondary institutions.

Investment earnings are expected to average a 1.1 per cent annual decline over the ensuing three years mainly due to lower recoveries through the fiscal agency loan program. Declining revenue from these recoveries has an equal and offsetting lower expense resulting in no net impact on the projected annual surpluses.

Miscellaneous revenue is projected to average a 4.4 per cent annual decline over the fiscal plan due to lower projected gains from the sale of surplus properties and the impact of the completion of the non-profit asset transfer program. The Provincial Rental Housing Corporation’s net income is expected to decline with the finalization of the transfer of selected lands and buildings to non-profit societies in support of building housing capacity. Excluding these items, growth in other miscellaneous revenue is projected to average 0.7 per cent annually over the three years.

Federal government transfers

Canada Health Transfer and Canada Social Transfer contributions are expected to average 3.3 per cent annual growth over the three years of the fiscal plan, mainly reflecting national cash transfers and a rising BC population share. The plan assumes the national Canada Health Transfer (CHT) cash disbursement increases 3.0 per cent in 2017/18 followed by increases of 3.4 per cent and 3.9 per cent in the last two years of the plan. The national CHT cash disbursement in 2017/18 is based on a three year average (2015 to 2017) of Canada’s nominal GDP growth, subject to a minimum annual growth rate of 3.0 per cent. The national Canada Social Transfer (CST) cash disbursement is projected to increase 3.0 per cent annually, consistent with the federal government forecast.

Table 1.9 Federal Government Contributions

($ millions)	2016/17	2017/18	2018/19	2019/20
Canada Health Transfer	4,741	4,870	5,043	5,247
Deferred health equipment grants	3	—	—	—
Canada Social Transfer	1,751	1,802	1,859	1,917
Total health and social transfers	6,495	6,672	6,902	7,164
Ministry cost recoveries	602	690	731	678
Transfers to post-secondary institutions	459	458	466	473
Transfers to taxpayer-supported Crown corporations	295	301	218	186
Transfers to other SUCH sector agencies	106	95	90	90
Disaster financial assistance contributions	71	18	20	8
Other transfers	139	138	138	139
Total other contributions	1,672	1,700	1,663	1,574
Total Federal Government Contributions	8,167	8,372	8,565	8,738

Other federal contributions are expected to average a 2.0 per cent decline annually over the fiscal plan. Reduced contributions include lower direct transfers in support of housing initiatives to the BC Housing Management Commission, reduced funding for disaster financial assistance and for other ministry programs. These are only partially offset by increased funding in support of homecare and mental health (with an equal and offsetting expense) and direct transfers to the BC Transportation Financing Authority in support of road and transit projects.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Commercial Crown corporations

British Columbia Hydro and Power Authority (BC Hydro): As required by regulation, BC Hydro’s net income is set at $698 million in 2017/18 and $712 million in each of 2018/19 and 2019/20. Pursuant to the 10 Year Rates Plan, BC Hydro forecasts include annual rate increases of 3.5 per cent for 2017/18, 3.0 per cent for 2018/19 and 2.6 per cent for 2019/20.

As part of the 10 Year Rates Plan, government is phasing out the payment of dividends by BC Hydro starting in 2017/18 to assist with stabilizing rate increases and improve BC Hydro’s capital structure to a 60:40 debt to equity ratio.

British Columbia Liquor Distribution Branch: The Liquor Distribution Branch’s net income is projected to average $1,111 million over the fiscal plan period, based on an average annual growth of 2.5 per cent in net sales revenue.

British Columbia Lottery Corporation (BCLC): BCLC reflects moderate net income growth over the fiscal plan period, from $1,301 million in 2017/18 to $1,329 million by 2019/20. Growth in net income is mainly attributed to a continued focus on innovation to retain existing players by supporting and enhancing existing products and to broaden the player base and engage new demographics of players by developing new content and experiences. The corporation continually manages costs and looks for ways to operate the business more efficiently and effectively.

For each year of the fiscal plan, government will distribute approximately $255 million (or approximately 20 per cent of the distribution paid to government) of its gaming income to charities and local governments. This distribution is $5 million more per year than Budget 2016. As well, $147 million of the gaming income retained by government will be allocated each year to the Health Special Account in support of health services.

Insurance Corporation of British Columbia (ICBC): Budget 2017 Update reflects continuing increased accident and claims cost trends resulting in growing net losses over the fiscal plan period. Government is continuing to review potential claims management strategies with the corporation, which also includes a review of ICBC’s own operations and practices. A further update will be included in Budget 2018.

Transportation Investment Corporation (TI Corp): As announced on August 25, 2017, government has eliminated tolls on the Port Mann bridge effective September 1, 2017. This loss in revenue has resulted in the subsequent reclassification of TI Corp from a self-supported commercial Crown corporation to a taxpayer-supported agency effective September 1, 2017 and the extinguishment of the fiscal agency loan owed to government. As a result, only a pro-rata amount of TI Corp’s operating loss results are included in self-supported net income in 2017/18. Transition costs, ongoing maintenance and repair, and depreciation expenses are included in taxpayer-supported agency expenses after the transition date.

For more information relating to commercial Crown corporation plans please see Service Plans listed on the Budget 2017 Update website or the corporations’ respective websites.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Table 1.10 Revenue by Source

		Budget
	Actual	Estimate	Plan	Plan
($ millions)	2016/17	2017/18	2018/19	2019/20
Taxation revenue
Personal income	9,704	9,053	9,885	10,341
Corporate income	3,003	4,303	4,112	4,135
Sales [1]	6,606	7,042	7,270	7,492
Fuel	969	975	982	989
Carbon	1,220	1,228	1,462	1,697
Tobacco	737	745	762	762
Property	2,279	2,384	2,503	2,621
Property transfer	2,026	1,875	1,731	1,640
Insurance premium	549	575	585	600
	27,093	28,180	29,292	30,277
Natural resource revenue
Natural gas royalties	152	237	307	357
Forests	913	890	846	843
Other natural resources [2]	1,646	1,286	1,097	1,010
	2,711	2,413	2,250	2,210
Other revenue
Medical Services Plan premiums	2,558	2,248	1,345	1,361
Other fees and licences [3]	3,655	3,814	3,884	3,946
Investment earnings	1,242	1,183	1,184	1,200
Miscellaneous [4]	3,508	3,238	3,089	3,067
	10,963	10,483	9,502	9,574
Contributions from the federal government
Health and social transfers	6,495	6,672	6,902	7,164
Other federal government contributions [5]	1,672	1,700	1,663	1,574
	8,167	8,372	8,565	8,738
Commercial Crown corporation net income
BC Hydro	684	698	712	712
Liquor Distribution Branch	1,083	1,095	1,111	1,128
BC Lottery Corporation (net of payments to federal government)	1,329	1,301	1,311	1,329
ICBC	(612)	(225)	(302)	(411)
Transportation Investment Corporation [6]	(81)	(31)	—	—
Other [7]	122	121	116	120
	2,525	2,959	2,948	2,878
Total revenue	51,459	52,407	52,557	53,677

1 Includes provincial sales tax, HST/PST housing transition tax and harmonized sales tax related to prior years.

2 Columbia River Treaty, Crown land tenures, other energy and minerals, water rental and other resources.

3 Post-secondary, healthcare-related, motor vehicle, and other fees.

4 Includes reimbursements for healthcare and other services provided to external agencies, and other recoveries.

5 Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

6 Due to the cancelation of tolls on the Port Mann bridge, Transportation Investment Corporation has been reclassified from a commercial Crown corporation to a taxpayer-supported agency effective September 1, 2017.

7 Includes Columbia Power Corporation, BC Railway Company, Columbia Basin Trust power projects, and post-secondary institutions’ self-supported subsidiaries.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Table 1.11 Expense by Ministry, Program and Agency

		Budget
	Actual	Estimate	Plan	Plan
($ millions)	2016/17 [1]	2017/18	2018/19	2019/20
Office of the Premier	10	11	11	11
Advanced Education, Skills and Training	2,054	2,154	2,170	2,214
Agriculture	87	85	86	86
Attorney General	577	534	540	541
Children and Family Development	1,448	1,596	1,592	1,595
Citizens’ Services	496	551	506	506
Education	5,722	6,100	6,206	6,237
Energy, Mines and Petroleum Resources	63	97	58	58
Environment and Climate Change Strategy	159	173	160	158
Finance	1,164	322	431	484
Finance — extinguishment of TI Corp fiscal agency loan [2]	—	3,505	—	—
Forests, Lands, Natural Resource Operations and Rural Development	890	1,149	699	701
Health	17,943	18,897	19,566	20,234
Indigenous Relations and Reconciliation	228	91	91	91
Jobs, Trade and Technology	107	121	102	102
Labour	11	11	12	11
Mental Health and Addictions	—	5	10	10
Municipal Affairs and Housing	1,016	690	645	646
Public Safety and Solicitor General	862	1,030	798	798
Social Development and Poverty Reduction	2,738	3,105	3,268	3,315
Tourism, Arts and Culture	134	138	138	138
Transportation and Infrastructure	818	843	849	849
Total ministries and Office of the Premier	36,527	41,208	37,938	38,785
Management of public funds and debt	1,138	1,250	1,318	1,291
Contingencies [3]	3	600	300	350
Funding for capital expenditures	957	1,591	1,800	1,435
Refundable tax credit transfers	1,031	1,166	1,226	1,247
Legislative Assembly and other appropriations	140	179	137	137
Total appropriations	39,796	45,994	42,719	43,245
Elimination of transactions between appropriations [4]	(15)	(53)	(54)	(58)
Prior year liability adjustments	(117)	—	—	—
Consolidated revenue fund expense	39,664	45,941	42,665	43,187
Expenses recovered from external entities	2,917	2,967	2,967	2,956
Funding provided to service delivery agencies	(24,217)	(25,314)	(26,186)	(26,286)
Extinguishment of TI Corp fiscal agency loan [2]	—	(3,505)	—	—
Total direct program spending	18,364	20,089	19,446	19,857
Service delivery agency expense:
School districts	6,055	6,415	6,544	6,586
Universities	4,370	4,668	4,798	4,912
Colleges and institutes	1,213	1,258	1,280	1,293
Health authorities and hospital societies	14,240	14,687	15,123	15,615
Other service delivery agencies	4,480	4,744	4,838	4,807
Total service delivery agency expense	30,358	31,772	32,583	33,213
Total expense	48,722	51,861	52,029	53,070

1 Restated to reflect government’s current organization and accounting policies.

2 Budget 2017 Update provides statutory authority to extinguish the fiscal agency loan agreement between government and the Transportation Investment Corporation in response to the decision to cancel tolls on the Port Mann bridge. As a related party transaction, the expense and the corporation’s debt reduction are eliminated on consolidation resulting in no impact to operating results.

3 2016/17 actual Contingencies Vote amounts relate to ex gratia payments not allocated to specific ministries.

4 Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Expense

Budget 2017 Update provides new ministry budget allocations of $1.8 billion over the three year fiscal plan in addition to increases included in Budget 2017. The update also addresses increases in costs for the ongoing fire management activities this summer, as well as remaining compensation pressures related to the 2014 Economic Stability Mandate. This new funding forms the basis of government’s shift in focus to enhanced services, improved affordability, and building a strong and sustainable economy for all British Columbians. Government is able to make these commitments within a balanced budget framework due to revenue improvements that flow from improvements in British Columbia’s economy as well as changes in revenue measures included in the update.

Consolidated Revenue Fund Spending

Budget 2017 Update emphasizes sharing the benefits of a strong provincial economy with those who contribute most to that economic strength — the citizens of BC. As such, this budget marks the beginning of a new approach to government’s fiscal planning that will see many investments to assist, in particular, middle and lower income British Columbians. While several such initiatives are contained in the Budget 2017 Update, more will follow in future budgets. The new initiatives being introduced at this time will:

•             improve affordability of services;

•             enhance services for British Columbians; and

•             build a strong and sustainable economy.

The aggregated increases to ministry budgets of each area of emphasis are contained in Table 1.12, which sum to over $1.8 billion over the three year fiscal plan period and are incremental to any measures contained in February’s Budget 2017, and exclude other types of costs incurred (e.g. foregone revenues) from the decisions relating to ending tolls on the Port Mann and Golden Ears bridges.

The costs and nature of each specific investment are also itemized in Tables 1.13, 1.14, and 1.16, accompanied by descriptions of the various measures. In addition, there is

Table 1.12 New Consolidated Revenue Fund Spending Priorities for Budget 2017 Update

($ millions)	2017/18	2018/19	2019/20	Total
Budget 2016 — total Ministries and Office of the Premier [1]	35,339	36,075	36,647	108,061
Budget 2017 priority investments	1,309	1,248	1,289	3,846
Budget 2017 — total Ministries and Office of the Premier	36,648	37,323	37,936	111,907

Budget 2017 Update new ministry budget allocations:
– Improving Affordability	134	273	288	695
– Enhancing Services	260	402	421	1,083
– Building a more Sustainable Economy	27	9	8	44
New government priorities CRF spending	421	684	717	1,822
– Higher spending mainly for fire management and other emergencies	668	—	—	668
– Statutory spending for TI Corp fiscal agency loan extinguishment	3,505	—	—	3,505
– Compensation costs including Economic Stability Mandate	31	183	347	561
– Lower Housing Priority Initiatives special account draws for HOME program	(65)	(252)	(215)	(532)
Total Budget 2017 Update CRF spending changes	4,560	615	849	6,024
Budget 2017 Update — total Ministries and Office of the Premier	41,208	37,938	38,785	117,931
Budget 2017 Update — Change from Budget 2016	5,869	1,863	2,138	9,870

1 Restated to reflect governments current organization and accounting policies.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

incremental funding for caseload and contractual pressures, including compensation costs involving wage increases for all unionized employees and other eligible groups in the broader public sector in 2018/19 and 2019/20 under the five-year 2014 Economic Stability Mandate. There is also increased funding for social assistance caseload pressures and retroactive RCMP salary increases announced by the federal government in April 2017, which apply to the provincial police force. The reduction in funding requirements from the Housing Priority Initiatives Special Account for the Home Owner Mortgage and Equity (HOME) Partnership program is based on updated projections for the number and amount of loans expected over the next three years. The current projections are significantly lower than those included in February’s Budget 2017.

Improving Affordability

Increase to Social Assistance Rates

In July 2017, government announced an increase to all social assistance rates of $100 per month. This rate increase applies to both income assistance and disability assistance. The rate increase for income assistance will be the first in ten years. The rate increase for disability assistance is in addition to the $50 monthly increase provided in February’s Budget 2017.

The Budget 2017 Update provides an additional $472 million over three years, as shown in Table 1.13, to fund the social assistance rate increases of $100 per month, which will take effect in October 2017.

New Housing Investments

In support of government’s longer-term action plan on housing, Budget 2017 Update provides for new housing investments, which represent the initial steps taken to address homelessness and to make housing more affordable for British Columbians. These provincial investments will support the construction of over 3,700 housing units as part of government’s commitment to help build 114,000 units of housing over ten years, in partnership with local governments, the federal government, and the private and not-for-profit sectors.

•             Modular Supportive Housing: $172 million over three years will fund the operating costs of 2,000 new modular units for housing the homeless, including 24/7 staffing and support services. These supportive housing units will be built at an estimated capital cost of $291 million in 2017/18 and 2018/19 and will be deployed across the Province.

•             Affordable Rental Housing: Government will support the construction of over 1,700 new units of affordable rental housing in communities across the Province and for a wide variety of populations, including low-to-moderate income renters, seniors, and adults with developmental disabilities or mental health challenges. Less than $3 million over three years is required to fund operating costs because these housing projects will be run by not-for-profit societies that offset almost all operating costs through rental revenue. The government, through the BC Housing Management Commission, will make a total capital investment of approximately $208 million over four years towards the construction of these affordable rental housing units.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Table 1.13 Improving Affordability

($ millions)	2017/18	2018/19	2019/20	Total
Budget 2017 Update
Increase social assistance rates by $100/month	104	182	186	472
New housing investments	14	75	86	175
Ministry of Transportation lift to fund Port Mann maintenance	16	16	16	48
CRF spending increases	134	273	288	695
Estimated costs associated with removing tolls	156	154	121	431
Write-off of George Massey Tunnel Replacement Project costs	52	—	—	52
Total improving affordability	342	427	409	1,178

Elimination of Tolling

Consistent with the government’s commitment, tolls on the Port Mann and Golden Ears bridges have been eliminated effective September 1, 2017. In the case of Port Mann, annual savings to the average commuter who had to utilize the bridge five days per week for work or other purposes amounts to over $1,500. From a business perspective, the savings for a commercial truck driver for the same amount of use is about $4,500 per year.

The estimated net cost impact to government from removing tolls on both bridges is $479 million over three years, as shown in Table 1.13. For Port Mann, the estimated costs include foregone toll revenue, toll termination costs incurred, net of long term administrative cost savings. This includes a $48 million reallocation of Port Mann maintenance costs transferred to the Ministry of Transportation and Infrastructure. The impact of removing tolls on the Golden Ears bridge for 2017/18 and a portion of 2018/19 includes the compensation to TransLink, the owner of the Golden Ears bridge, for foregone toll revenue. Negotiations between the provincial government and TransLink will determine additional future costs to the Province.

Table 1.13 also signals that the procurement of the $3.5 billion George Massey Tunnel Replacement Project has been cancelled, which is another crossing whose original mandate included tolling. Because there had been some early capital expenditures made in preparation for the proposed bridge, these must be written off, creating a $52 million expense in 2017/18. As government develops its revised transportation strategy for the Lower Mainland in cooperation with TransLink, a longer term plan for the current George Massey Tunnel will be undertaken.

Enhancing Services for British Columbians

A second key priority that government is emphasizing is improving key services for British Columbians as outlined in Table 1.14. Budget 2017 Update achieves this by making additional investments in the K—12 sector, health care and the response to the fentanyl emergency, and the addition of resources to the Residential Tenancy Branch.

K—12 Education

In November 2016, the Supreme Court of Canada issued a decision that the 2012 Education Improvement Act, which deleted almost 1,400 provisions across 60 collective agreements in B.C. school districts, violated the Charter of Rights

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Table 1.14 Enhancing Services

($ millions)	2017/18	2018/19	2019/20	Total
Budget 2017 Update
Incremental annualized cost of final BCTF agreement on class size
and composition	137	193	191	521
Funding for actual 2016/17 enrolment growth and other K—12 pressures	40	38	38	116
New funding to Health & Mental Health ministries for the fentanyl emergency	61	114	115	290
Additional funding for law enforcement and BC Coroners Service to respond to the fentanyl emergency	6	13	13	32
Increase to ensure a $2 million budget for the Therapeutics Initiative	1	1	1	3
Addressing social assistance caseloads	14	40	60	114
Increase in budget for Residential Tenancy Branch	1	3	3	7
CRF spending increases — total enhanced services	260	402	421	1,083

and Freedoms. As a consequence of that decision, the deleted provisions were restored triggering the Letter of Understanding 17 requiring the parties to bargain from the restored language, which involved complex negotiations. The resulting Memorandum of Agreement (MoA) includes limitations on staffing ratios, class size and composition standards, compliance measures, remedies, and dispute resolution processes. The final MoA was reached with the BCTF on March 3, 2017 and fully and finally resolves all matters related to the determination by the courts. The funding allocation is now known as the Classroom Enhancement Fund.

Therefore, in the Budget 2017 Update, a total of $521 million is added to the Ministry of Education’s budget over the next three years to provide for the Classroom Enhancement Fund costs, incremental to the amounts included in February’s Budget 2017. This funding, noted in Table 1.14, is estimated to provide for the hiring of 3,500 enrolling and non-enrolling teacher full-time equivalents (FTEs), an increase of 10 per cent over the current complement of approximately 35,000 teaching professionals. Capital funding of approximately $50 million has also been allocated to ensure that immediate space requirements for September 2017 are addressed as new classrooms are made available to accommodate the reduced class sizes.

Further, in fall 2015, after nearly two decades of decline, the number of students in BC schools began to increase. Since that time, over 10,000 new student FTEs have entered the K—12 system. The Budget 2017 Update provides $116 million over three years in new funding to the K—12 sector as shown in Table 1.14, of which $51 million is to fund the known February and May 2017 growth in public school student enrolment. The new funding is the base amount of enrolment funding required going

Chart 1.3 Education budget increases

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

into the 2017/18 school year. Government will continue to monitor enrolment going forward, ensuring that school districts have adequate funding to provide the appropriate educational services to students and will manage the cost of any incremental enrolment growth for the 2017/18 school year from within the fiscal plan.

In total, including $44 million over the fiscal plan period for K—12 wage increases negotiated under the 2014 Economic Stability Mandate, the Budget 2017 Update adds $681 million to the K—12 sector as shown in Chart 1.3.

Health Care and a Response to the Fentanyl Emergency

A total of $603 million over three years, is added to the health sector in Budget 2017 Update, beyond that provided in February’s Budget 2017 (see Chart 1.4). $290 million of this total is to address the fentanyl emergency, discussed further below. Most of the remainder is to address other pressures in the health care system, including wage pressures related to the 2014 Economic Stability Mandate. The three year average growth rate for the Ministry of Health in Budget 2017 Update is 4.0 per cent, compared to 3.6 per cent in February’s Budget 2017.

Chart 1.4 Ministry of Health budget increases

A public health emergency was declared on April 14, 2016, due to rapidly rising numbers of preventable opioid-related overdose deaths. Since then, illegal drug overdose deaths have continued to occur at unprecedented levels. The government has pledged to act to reduce the dire individual human and social costs that are attributable to the rapidly rising use of fentanyl and other similar drugs. Table 1.14 details additional funding provided in the Budget 2017 Update to address the issue - $265 million of the $290 million over three years is for the Ministry of Health. This funding will provide additional support to enhance the capacity of the health care system to respond to the increasing number of overdose deaths. There are many specific measures that will be continued, expanded, and established with this funding, which will begin to flow immediately, noting that health authorities have been expending considerable resources to battle the problem for some time. The funding will be used in the following ways:

•             Saving lives: A variety of measures, including overdose prevention services, supervised consumption services, and take-home naloxone kits;

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Three Year Fiscal Plan

•             Focused Supports: Safe and supportive services for communities most impacted by the public health emergency such as First Nations and those using alone, continued support for young people to access mental health and addiction services provided through integrated services such as Foundry Centres, and provision of supports to first line responders;

•             Provide Help Quickly When People Ask: Develop community substance use centres in locations most impacted by overdose crisis. There will also be additional education for physicians, pharmacists, nurse practitioners and other health care providers to ensure that these professionals have more up-to-date knowledge about prevention, minimizing and treating addiction disorders, as well as provision of pain management services. A wide variety of additional measures will also be provided including opioid use disorder treatments to help prevent withdrawal and reduce opioid cravings and ongoing funding for 60 new residential treatment beds and 50 intensive outpatient spaces; and

•             Targeted Responses: Improve data collection and analysis in order to better identify those most at risk, more accurately target the most appropriate responses, and provide resources to monitor and improve the effectiveness of the services provided.

The Budget 2017 Update also follows through on the commitment to establish a Ministry of Mental Health and Addictions, with a budget of $25 million over three years. The key role of the new ministry is to provide strategic leadership in developing a seamless, coordinated mental health and addictions system. This will involve policy development, research, evaluation, and establishing partnerships with relevant organizations and government ministries. The new ministry will work closely with the Ministry of Health to develop the new programs and allocate the funding.

In addition to the health care aspects of the fentanyl response strategy, $32 million over three years is provided to the Ministry of Public Safety and Solicitor General for:

•             Increased Policing: Of the $32 million in funding, $25 million will augment police resources to help disrupt the supply chain, provide more naloxone training, purchase the equipment necessary to help detect drug contamination, and protect police personnel from potential fentanyl exposure; and

•             BC Coroners Service: $7 million will fund additional resources to address the extraordinary demand for services created by the significant increase in overdose deaths as a result of this public health emergency.

UBC Therapeutics Initiative

There was also a commitment by the government to reinstate funding to the UBC Therapeutics Initiative to $2 million annually. This is a team of medical professionals, associated with the University of British Columbia, which provides independent advice to the Ministry of Health on the effectiveness of new drugs being considered for inclusion within the Pharmacare program. While some funding is currently provided, the fiscal plan adds almost $3 million over three years to achieve the $2 million annual amount.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Federal Agreement on Home and Community Care and Mental Health

The Government of Canada and the Province have agreed to new targeted federal funding for investments in home and community care and mental health care. Over the next 10 years, the federal government will provide British Columbia with an additional $1.4 billion dollars. In general terms, the funding is to:

•             fulfill unmet needs in areas such as promotion of mental wellness and addictions treatment, especially for youth; and

•             given the aging population and increased incidence of dementia and other age-related chronic conditions, provide more supports so people can remain in their homes longer, access more non-hospital-based care, including palliative care if needed.

This federal funding for BC totals $294 million over the fiscal plan period, as detailed in Table 1.15 and will flow directly to the Ministry of Health rather than through general revenues.

The federal government also provided $10 million in a one time funding in 2017/18 in response for urgent support specifically for BC to help address the opioid emergency.

Table 1.15 Federal Health Funding Agreement — Funding Breakdown

($ millions)	2017/18	2018/19	2019/20	Total
Budget 2017 Update
Improving access to home and community care	26	52	52	130
Additional home care infrastructure	—	26	33	59
Improving access to mental health and addictions services	13	33	59	105
Public Safety Canada opioid overdose emergency funds	10	—	—	10
Total	49	111	144	304

Funding for Social Assistance Caseloads

Since February’s Budget 2017, improved estimates are available for income assistance and disability assistance caseloads, and related supplementary benefits. As such, $114 million over three years is added to the budget of the Ministry of Social Development and Poverty Reduction to address caseload pressures.

Improving Services for Low-Income Families

Budget 2017 Update also includes $15 million over three years for the BC Healthy Kids Program, which will come from dedicated funding provided in February’s Budget 2017 for social policy initiatives. The BC Healthy Kids Program currently provides basic dental and optical care to children in low-income families. This funding will provide new hearing assistance benefits, including coverage for hearing aids, and improved rates for dental services. These program enhancements will take effect in September 2017.

In 2017/18, the social policy initiatives funding will also support the initial planning work needed to develop a comprehensive poverty reduction strategy, including a basic income pilot.

Supporting Children and Families in Need

The Budget 2017 Update includes $312 million over three years to start the rebuilding process necessary to strengthen our child protection and support systems, and begin responding to the recommendations from the Grand Chief Ed John Report on

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Indigenous Child Welfare. This funding will provide $147 million for the child protection system and services for children with special needs, $120 million to better support Indigenous families and children with culturally appropriate services, and $45 million for additional mental health resources for children and youth. These investments will also support the hiring of an additional 100 front-line support workers and more than 120 child and youth mental health workers in communities across the Province, in addition to the 300 front-line social workers added over the past two years.

Government is committed to helping children grow up in a safe environment, reducing the number of Indigenous children in care and supporting children aging out of care to thrive. This government will work in partnership with families, Indigenous communities, and other levels of government to meet our responsibility to protect and support British Columbia’s most vulnerable children.

Building an Affordable, Accessible, and Quality Child Care System

The Budget 2017 Update includes the additional $20 million provided in 2017/18 for new child care investments, which increases provincial funding for early childhood development and child care to $330 million this fiscal year. This funding will support up to 4,100 new child care spaces. Government will complete negotiations with the federal government on the Early Learning and Child Care agreement, investing an additional $50 million in child care spaces, supports, training, and programming. Over the next few months, government will work closely with the advocates and parents that have long sought a universal system of child care to develop a longer-term plan that will make accessible, affordable child care a reality for families in British Columbia.

Improving Services at the Residential Tenancy Branch

With rental vacancy rates at less than one per cent in many parts of the Province, secure housing is important and government needs to ensure that renters are treated fairly and that both renters and landlords understand their rights and responsibilities. The Budget 2017 Update will provide the Ministry of Municipal Affairs and Housing’s Residential Tenancy Branch with additional funding of $7 million over three years to address existing backlogs of landlord-tenant disputes, reduce wait times for dispute resolution and information services, and establish a dedicated unit to start investigating non-compliance with tenancy legislation.

Building a Strong and Sustainable Economy

The government is committed to building a strong, sustainable, and innovative economy that works for and benefits everyone. New economic initiatives included are outlined in Table 1.16.

Table 1.16 Building a Strong and Sustainable Economy

($ millions)	2017/18	2018/19	2019/20	Total
Budget 2017 Update
Increase earnings exemptions for social assistance recipients by $200/month	6	7	7	20
Restore tuition-free Adult Basic Education and English Language Learning to the K-12 and post-secondary sectors[1]	19	TBD	TBD	19
Emerging Economy Task Force, Innovation Commissioner, and Fair Wages Commission	2	2	1	5
CRF spending increases	27	9	8	44
Enhanced environmental stewardship — BC Forest Enhancement Society	29	50	61	140
Total strong and sustainable economy	56	59	69	184

1 Additional assessment is required to finalize amounts beyond 2017/18.

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Three Year Fiscal Plan

Increasing Earnings Exemptions for those on Social Assistance

The Budget 2017 Update will allow for an increase to earnings exemptions of $200 per month for all categories of people receiving social assistance. This will mean that a family receiving income assistance will be able to earn a maximum of $600 per month on top of their monthly income assistance. A single person receiving disability assistance will be able to earn $12,000 per year on top of their monthly disability assistance. Earnings exemptions allow people on social assistance to work, earn money, build job skills and experience, and better support themselves and their families.

Budget 2017 Update provides $20 million over three years to fund the increase to earnings exemptions, which will take effect in October 2017.

Restoring Tuition-Free Adult Basic Education and English Language Learning Programming

As an outcome of Budget 2015, due to funding reductions, tuition fees were introduced by post-secondary institutions and school districts to fund Adult Basic Education (ABE) and English Language Learning (ELL) courses. This created a financial barrier to those adults interested in improving their literacy, numeracy, language, and academic skills in order to enter into more advanced education and training programs or enter the workforce. As of September 1, 2017, all adults, including those who have graduated from high school, can now enroll in approved post-secondary and K—12 ABE and ELL courses tuition free. While the uptake for this programming remains to be determined, $19 million is added to the Ministry of Advanced Education, Skills and Training budget for 2017/18. Due to the uncertainty regarding the future demand for course offerings, additional funding required, including those costs incurred by the Ministry of Education for school districts’ ABE courses, will be managed from Contingencies and addressed in future budgets.

Planning for an Innovative and Equitable Economy

The government is also fulfilling its commitment to immediately implement three additional initiatives to help plan the development of a more sustainable economy in BC; they are:

•          The appointment of the Innovation Commissioner, whose mandate is to be an advocate and ambassador on behalf of the BC technology sector in Ottawa and abroad;

•          Establishing an Emerging Economy Task Force to address the changing nature of business over the next 10 to 25 years; and

•          Appointing an at-arm’s-length Fair Wages Commission to establish a pathway to a minimum wage of at least $15 per hour.

To signal government’s intent to move forward on each of these three initiatives, the Budget 2017 Update provides a total of $5 million over the fiscal plan period to facilitate their work, allocated between the Ministry of Jobs, Trade and Technology and the Ministry of Labour.

Forest Enhancement Society and Wildfire Prevention Investments

The Forest Enhancement Society is a relatively new Crown agency with a mandate to invest in projects involving wildfire prevention/mitigation, improvement of forest/habitat values and fibre usage, and treating forests to enhance carbon sequestration. Its current

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

spending plan is sizable, totaling $140 million over three years as indicated in Table 1.16. Therefore given its resources and mandate, its contributions to preserving both key forest values, as well as achieving greenhouse gas objectives, are consistent with government’s goals of both a sustainable economy and environment.

A complementary investment, not shown in Table 1.16 because the expenditures are capital rather than operating, is $15 million over three years to upgrade BC Wildfire Service infrastructure, including up to 10 fire bases around the province.

United Nations Declaration on the Rights of Indigenous Peoples

As part of the government’s commitment to fully adopting and implementing the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) and the Calls to Action of the Truth and Reconciliation Commission, government will work with Indigenous leaders to identify priority areas for reviews of ministry programming to ensure they are consistent with the declaration. This includes proposals for future budgets.

Full-Time Equivalents for the BC Public Service

Full-time equivalent (FTE) staff utilization in core government ministries is projected to increase from 27,940 FTEs in 2016/17 to 28,600 FTEs in 2017/18. This projected increase is due mainly to commitments made to increase the number of social workers, address service demands at the BC Coroners Service, improve records management as well as financial, residential tenancy, and real estate oversight, and increase the number of park rangers as well as support wildfire and other environmental management, compliance and enforcement activities.

FTE staff utilization is projected to increase slightly in 2018/19 due to the continued hiring of additional social workers, before stabilizing in 2019/20.

Chart 1.5 BC public service FTEs

1 2001/02 FTE count has been restated to reflect the 2011/12 transfer of approximately 3,200 BC Ambulance Service FTEs from the Ministry of Health to the Provincial Health Services Authority.

Public Sector Compensation: Managing the Final Costs for the 2014 Economic Stability Mandate

The 2014 Economic Stability Mandate (ESM) applies to all public sector employers with unionized employees whose collective agreements expired on or after December 31, 2013. There are more than 310,000 employees across the broader public sector now covered by five-year collective agreements, and the majority expire by June 2019, including

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

individuals working in the public service, at Crown corporations, in K—12 education, post-secondary, health and community social services. Wage lifts were negotiated as two staggered increases during each year, resulting in incremental wage pressures in 2019/20. In addition, for the out-years of the fiscal plan period (2018/19 and 2019/20) some of the pressures have been tracked in Contingencies and the Budget 2017 Update now adds these amounts to base budgets of the appropriate ministries. In total, $490 million in additional funding for these compensation costs during the fiscal plan period will now be part of ministry base budgets. The next mandate for public sector negotiations has not yet been determined.

A key component of the ESM was the commitment for additional wage increases, known as the Economic Stability Dividend (ESD), payable if actual annual provincial real economic growth (GDP) exceeds the independent Economic Forecast Council’s forecasted growth for that year as published in provincial budgets. Two ESD payments have now been made in Budget 2016 and February’s Budget 2017, providing an overall general wage increase of 0.8 per cent to eligible groups.

The Council’s forecast for B.C.’s real (inflation adjusted) GDP growth for 2016, as published in Budget 2016, was 2.7 per cent. In November 2017, the actual rate of growth for that year will be reported by Statistics Canada and at that time it will be known if a third ESD will be paid. Should actual growth turn out to be higher than the Council’s forecast, any further ESD payments will again be managed from within the fiscal plan.

Recovered Expenses

Government projects it will incur $8.9 billion in program spending over the fiscal plan period whose costs will be recovered from third parties.

Recovered costs include an estimated $2.7 billion in interest payments from commercial Crown corporations through the fiscal agency loan program and from sinking fund investment returns. Interest recoveries have fallen by $241 million from Budget 2017 due mainly to the extinguishment of Transportation Investment Corporation’s fiscal agency loan agreement. Interest costs related to Port Mann debt remain within the Consolidated Revenue Fund, there is no overall change to interest costs for government.

A total of $2.1 billion of programs will be delivered with funding from the federal government, such as the Labour Market Development Agreement, the Canada Job Grant, integrated workplace solutions, and child and family support programs. This amount is $428 million higher than February’s Budget 2017 due primarily to new funding for mental health.

$1.7 billion in government spending is supported by other miscellaneous sources, including hospital expansion costs recovered from regional hospital districts, MSP and PharmaCare costs paid by agencies and other jurisdictions, and employee health benefits costs collected from participating government agencies.

$2.4 billion in remaining cost recoveries will be invested in a variety of programs, including industry-funded regulatory programs recovered through fees and fees recovered for collections services rendered.

Government reports the expenses incurred and the recoveries as revenue. The offsetting nature of these amounts results in no net impact to government’s fiscal plan.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Operating Transfers

Approximately 60 per cent of ministry spending takes the form of transfers paid to service delivery agencies for the provision of services on behalf of government. These transfers will total $77.8 billion over the three year fiscal plan period and will support education, health care, social services, housing, and transportation programs delivered by the agencies. These service delivery agencies include the SUCH sector (schools, universities, colleges and health organizations), Community Living BC, BC Housing Management Commission, BC Transit, and the BC Transportation Financing Authority.

The CRF’s statutory appropriation for the extinguishment of Transportation Investment Corporation’s fiscal agency loan agreement and the corporation’s debt write-off offset, resulting in no impact to government’s operating results. The elimination of this transaction is shown in Table 1.11 as a reflection of this related party relationship.

Service Delivery Agency Spending

Service delivery agency spending is projected to total $33.2 billion by 2019/20, reflecting an increase of $1.4 billion over the fiscal plan period.

School district spending is projected to rise from $6.1 billion in 2016/17 to $6.6 billion by 2019/20 — an increase of $531 million, or 8.2 per cent over the three year period. This spending increase is primarily due to salary and benefits cost increases relating to higher projected student enrolment and the agreement reached to fund the hiring of new teachers.

Post-secondary institutions spending is projected to rise from $5.6 billion in 2016/17 to $6.2 billion by 2019/20 — an increase of $622 million, or 11 per cent over the three year period. The spending increase is primarily due to increased salary costs relating to the Economic Stability Mandate agreements, higher amortization costs in line with ongoing self-funded capital asset investments, and higher operating costs due to inflationary pressures and higher enrolment.

Health authority and hospital society spending is projected to rise from $14.2 billion in 2016/17 to $15.6 billion by 2019/20 — an increase of $1.4 billion, or 9.9 per cent over the three year period. In addition to the fentanyl emergency and higher drug costs, this spending increase is due to increasing staffing and operating costs incurred to meet the projected volume growth in healthcare services delivered by these organizations.

Projected spending by other service delivery agencies is forecast to total $14.4 billion over the fiscal plan period. This spending relates mainly to services in the transportation, social services, and housing sectors.

Capital Spending

In Budget 2017 Update, capital spending on schools, hospitals, roads, bridges, hydroelectric projects and other infrastructure across the province is expected to total $23.1 billion over the fiscal plan period. These investments will help ensure that the necessary infrastructure is in place to deliver the services that people count on in communities across the province and create jobs that support a sustainable economy.

Taxpayer-supported Capital Spending

Taxpayer-supported capital spending over the next three years will total $14.6 billion, and includes completion of existing approved projects along with new investments to expand and sustain provincial infrastructure including schools, post-secondary facilities, roads and hospitals. This total is $930 million higher than Budget 2017 mainly due to increases in

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Table 1.17 Capital Spending

		Budget
	Actual	Estimate	Plan	Plan
($ millions)	2016/17	2017/18	2018/19	2019/20
Taxpayer-supported
Education
Schools (K—12)	474	635	687	629
Post-secondary institutions	792	897	831	857
Health	1,004	1,218	1,037	854
BC Transportation Financing Authority [1]	823	1,169	1,283	1,676
BC Transit	41	152	136	127
Government ministries	301	515	451	448
Housing [2]	184	303	361	183
Other [3]	40	67	69	40
Total taxpayer-supported	3,659	4,956	4,855	4,814
Self-supported
BC Hydro	2,444	2,421	2,434	2,961
Columbia River power projects [4]	2	13	7	18
Transportation Investment Corporation [1]	38	—	—	—
BC Railway Company	4	34	20	3
ICBC	62	60	40	40
BC Lotteries	86	90	105	105
Liquor Distribution Branch	27	83	29	27
Other [3]	62	—	—	—
Total self-supported commercial	2,725	2,701	2,635	3,154
Total capital spending	6,384	7,657	7,490	7,968

1   Includes Transportation Investment Plan capital spending and, beginning in 2017/18, Tranportation Investment Corporation rehabilitation costs for the Port Mann bridge due to reclassification from self-supported commercial Crown corporation to a taxpayer-supported agency in response to the cancellation of tolls.

2   Includes BC Housing Management Commission and Provincial Rental Housing Corporation.

3   Includes BC Pavilion Corporation and other service delivery agencies.

4   Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

health authorities’ forecasted self-funded spending on routine capital and other priority projects and new investments in housing.

Investments in Schools

Over the three years of the capital plan, $2.0 billion will be invested to maintain, replace, renovate or expand K—12 facilities, including continued investment in new school space to accommodate increasing enrolment in growth districts, and continued investment in the program to seismically upgrade or replace schools.

Current and planned K—12 capital investments in Budget 2017 Update include:

•          A new Grandview Heights Secondary School will provide 1,500 new spaces in Surrey. The school design will allow for future classroom additions to accommodate future growth. This school is expected to be completed in 2020.

•          Up to 5,200 new student seats in Surrey with an investment of $217 million over the next three years to address the substantial enrolment growth in this area.

•          Smiling Creek Elementary in Coquitlam will provide 430 student spaces, as well as a Neighbourhood Learning Centre. In addition, students will be able to access a new park and sports field next to the school through an agreement with the city. The new school is expected to open in September 2018.

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Three Year Fiscal Plan

•          A seismic upgrade to Alpha Secondary in Burnaby will include the replacement of two classroom wings with more efficient and modern space; the remainder of the existing building will be retained and seismically strengthened. It is expected that the project will be completed in 2018.

•          $52.7 million over the three year fiscal plan period to address capital needs for the Conseil scolaire francophone de la Colombie-Britannique school district (CSF). A funding envelope has been established, with the value of future funds established through the long-term capital planning process.

Spending to Support Post-secondary Education

Budget 2017 Update includes $2.6 billion in capital spending over the next three years by post-secondary institutions across the province. Investments in priority projects will build capacity and help meet the province’s future workforce needs in key sectors, including science, trades and technology. A significant portion of this capital investment is funded through other sources, including foundations, donations, cash balances, revenues generated from services and federal funding.

This investment includes projects supported by the Federal Government’s Post-Secondary Institutions Strategic Investment Fund. This targeted, short-term funding program will promote economic activity across Canada and help Canada’s universities and colleges develop highly skilled workers, act as engines of discovery, and collaborate on innovations that help Canadian companies compete and grow internationally.

Examples of current and planned investments in the post-secondary sector include:

•          Construction of a new Sustainable Energy and Environmental Engineering Building at the Surrey campus of Simon Fraser University for 515 students that will create jobs, expand research and foster innovation.

•          Construction of a new Industrial Training and Technology Centre at Thompson Rivers University in Kamloops for 550 additional students that will accommodate a range of new and existing trades, technology and industrial programs that will prepare the students for in-demand careers in the region.

•          Renewal of trades facilities at the College of the Rockies in Cranbrook which includes expansion for an increased capacity of 325 students.

•          Construction of a new Heavy Duty Mechanics building at the College of New Caledonia in Prince George to accommodate 251 existing students and up to 48 new students in the heavy-duty equipment technician and truck and transport mechanics program.

•          Renovation and renewal of the trades facilities at Selkirk College in Nelson to improve the current delivery of trades education and meet future trades training requirements for the region.

•          Construction of a new health sciences centre at Camosun College that will house 18 health science programs, such as community mental health, athletic and exercise therapy, and nursing, as well as university-transfer health programs.

•          A new Health and Science Centre at Vancouver Island University that will co-locate the majority of its health and chemistry programs into one facility. The centre will also include new teaching labs for nursing and other health programs and the Applied Environmental Research Laboratory, which conducts applied research in the environmental sciences.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

•          $71.2 million of capital infrastructure investments in rural areas of BC, including:

•          North Island College, Campbell River Campus trades facilities replacement and campus consolidation;

•          Northwest Community College, Terrace Campus trades facilities renewal;

•          Northern Lights College, Dawson Creek, trades campus replacement; and

•          Okanagan College, Vernon Campus new trades training facility.

Expanding and Upgrading Health Facilities

Capital spending on infrastructure in the health sector will total $3.1 billion over the next three years. These investments support new major construction projects and upgrading of health facilities, medical and diagnostic equipment, and information management/ technology systems. These investments are supported by funding from the Province as well as other sources, such as regional hospital districts and foundations.

Key capital investments in the health sector include:

•          Phase 1 of the Royal Columbian Hospital Redevelopment, which includes a new 75-bed mental health and substance use centre, a new energy centre, a multi-level underground parkade, associated tunnel and bridge connections to the existing hospital, an IT network perimeter pathway, and IT communications hub. Construction started in early 2017 and is expected to complete in late 2019.

•          Replacement of the Burnaby Centre for Mental Health and Addictions (CMHA) with a new purpose-built, 105-bed facility to be constructed on the Riverview Lands in Coquitlam. The CMHA provides highly specialized tertiary care assessments, diagnostic and treatment services to people with a complex mix of problematic substance use, mental illness, physical health and behavioural and social problems. Construction of the new CMHA is expected to begin in fall 2017.

•          Construction of two new hospitals (one located in Courtenay/Comox and one in Campbell River) to replace existing North Island hospitals and provide a total of 248 patient beds, an increase of 62 beds on the North Island. Construction of the hospitals commenced in August 2014 and both are scheduled to be open to patients in fall 2017.

•          Phase 2 of the redevelopment of Children’s and Women’s Hospital which includes the new Teck Acute Care Centre to replace 179 acute care beds and expand service to 221 beds, plus expand the emergency department, maternity, pediatric operating rooms and diagnostic imaging and procedures areas. Construction of the Teck Acute Care Centre completed in July 2017 with occupancy planned for fall 2017. Phase 3, which will relocate the Sunny Hill Health Centre for Children to the Oak Street Campus and expand Single Room Maternity Care by 10 beds, is expected to start construction in early 2018 and complete in late 2019.

•          Construction of the new 100-bed Joseph and Rosalie Segal Family Health Centre to replace and consolidate specialized mental health services at Vancouver General Hospital. Construction started in January 2015 completed in April 2017, and the new facility opened to patients in late August 2017.

•          A new 107-bed patient care tower at the Royal Inland Hospital in Kamloops that will improve patient experience and outcomes by significantly increasing the number of single-patient rooms, providing new and larger operating rooms and expanding the existing emergency department. Construction on the new patient care tower is expected to start in 2018 and be open to patients in 2022. Internal renovations to the emergency department, pediatric unit and morgue are scheduled to begin in 2022 and complete in 2024.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

•          A new patient care tower, including a surgical services centre, at the Penticton Regional Hospital that will improve patient experience and outcomes. Construction on the new patient care tower began in 2016 and is scheduled to complete in early 2019. Internal renovations to the emergency department and pharmacy are scheduled to begin in 2019 and complete in 2021.

Housing Investments

Budget 2017 Update includes new capital spending on housing, which represents the initial steps taken to address homelessness and supports government’s action plan to make housing more affordable for British Columbians. These provincial investments will support the construction of over 3,700 housing units as part of government’s commitment to help build 114,000 units of housing over ten years, in partnership with local governments, the federal government, and the private and not-for-profit sectors.

•          Modular Supportive Housing: $291 million for the construction of 2,000 modular housing units that will be deployed across the Province to help house the homeless.

•          Affordable Rental Housing: $208 million over four years to support the construction of over 1,700 new units of affordable rental housing in communities across the Province and for a wide variety of populations, including low-to-moderate income renters, seniors, and adults with developmental disabilities or mental health challenges.

Supporting the Transportation Investment Plan

Budget 2017 Update includes continued investments in government’s Transportation Investment Plan. The Province has secured federal cost sharing on projects and has also leveraged investments through partnerships with private partners. Over the next year, BC will continue to work with the federal and municipal governments to identify priorities and confirm details around project criteria, timelines and cost-sharing arrangements for the new federal infrastructure funding.

Key capital investments in the transportation sector include:

•          Realigning 2 km of Highway 16 and grade separating the CN 28 Mile level crossing, the last remaining level rail crossing on Highway 16, to reduce delays, improve safety and improve the flow of goods to and from the Port in Prince Rupert.

•          Four-laning 3.4 km of Highway 16 to the west of Prince George, including intersection improvements and center-line median, from Bunce Road to east of Jensen Road to reduce congestion, improve safety and facilitate access to and from the highway.

•          Four-laning 6.3 km of Highway 1 to the west of Salmon Arm, including intersection improvements and replacement of the Salmon River Bridge, between IR#3 and 10th Street SW to reduce congestion, improve safety, support economic development opportunities and facilitate the movement of goods.

•          Six-laning 4.5 km of Highway 97 in Kelowna, including upgrades to major intersections, from Highway 33 to Edwards Road to reduce congestion, improve safety and facilitate access to and from the highway.

•          A new interchange on Highway 1 at the intersection with Admirals Road and McKenzie Avenue, including transit, pedestrian and cycling facilities, to reduce congestion, improve safety and facilitate the movement of goods, services and people.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Table 1.18 Provincial Transportation Investments

	Actual				3-Year
($ millions)	2016/17	2017/18	2018/19	2019/20	Total
Provincial investments:
– Highway rehabilitation	206	255	216	218	689
– Side road improvement program	87	96	90	90	276
– Natural gas road upgrade program	18	22	20	20	62
– Highway 1 (Kamloops to Alberta border)	37	68	70	135	273
– Okanagan Valley corridor	25	60	27	42	129
– Cariboo Connector program	29	45	47	52	144
– Major highway corridors and roads	143	278	295	286	859
– Other transportation programs	58	88	52	60	200
– Transit Infrastructure	153	176	218	337	731
Total provincial investments [1]	756	1,088	1,035	1 ,240	3,363
Investments funded through contributions from other partners	242	283	399	607	1,289
Total investments in transportation infrastructure	998	1,371	1,434	1,847	4,652

Transportation Investment Corporation
– George Massey Tunnel Replacement project [2]	22	44	—	—	44
– Port Mann Bridge/Highway 1 project [3]	16	3	—	—	3
Total investments	38	47	—	—	47
Total investments in transportation infrastructure including investments from the Transportation Investment Corporation	1,036	1,418	1,434	1,847	4,699

1         Total provincial investments include operating and capital spending.

2         Government’s recent decision to cancel the procurement of the George Massey Tunnel Replacement project will result in a onetime expense write-off of $52 million of the $66 million in capital costs incurred to date. Remaining capital costs of $14 million relate to land acquisition for the project.

3         Port Mann bridge rehabilitation costs are included in highway rehabilitation effective September 1, 2017.

•          Four-laning 5 km of Highway 1 through the Malahat Village, including access consolidation, frontage roads and 3 km of median barrier, from Shawnigan Lake Road to Aspen Road to reduce congestion, improve safety and facilitate access to and from the highway.

•          An interchange on Highway 1 at 216th Street in Langley and six-laning of the highway between 202nd Street and the new interchange to reduce congestion, increase capacity and improve connectivity between communities to the north and south of the highway.

•          A new 7th lane on the Alex Fraser Bridge, including a moveable median barrier to allow counter-flow during peak periods and dynamic messaging signs to provide users real-time traffic information, and a new interchange on Highway 91 at 72nd Avenue to reduce congestion and improve mobility.

The public and private sector will provide about $4.7 billion for transportation investments over the next three years, including:

•          $3.4 billion of provincial investment in transportation infrastructure;

•          $1.3 billion of investment leveraged through federal cost sharing and partnerships with private partners, local governments and other agencies; and

•          $47 million by the Transportation Investment Corporation, mainly costs to date for the George Massey Tunnel Replacement project before the cancellation of procurement.

Further information is provided in Table 1.18.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Ministry Capital Spending

Budget 2017 Update includes $1.4 billion in capital spending by government ministries over the plan period. This will support investments in maintaining, upgrading or expanding infrastructure such as courthouses, correctional centres, office buildings, and information systems.

Key capital investments made by government ministries include:

•          In support of the BC Parks Future Strategy, the province continues to invest in maintaining and refurbishing existing campsites. In addition, over the next five years more than 1,900 new campsites will be developed in provincial parks and recreation sites.

•          A new Abbotsford courthouse, expected to be completed in late 2020, will double the number of courtrooms available in the current facility and increase courtroom capacity in the Lower Fraser Valley Region.

•          A new building will also be constructed in Coquitlam to accommodate the Maples Adolescent Treatment Centre and the Provincial Assessment Centre.

Capital Project Reserves

The Province has included $196 million in project reserves in its three year capital plan as a prudent planning measure. In addition to covering risks from unforeseen costs for ministry capital projects, the reserves will be used to fund emerging capital priorities of government ministries.

Financing Capital Projects

Provincial capital infrastructure spending is financed through a combination of sources:

•          cash balances within the organizations;

•          partnerships with the private sector (public-private partnerships, or P3s);

•          cost sharing with partners (e.g. federal government, regional hospital districts); and

•          direct borrowing.

Chart 1.6 Financing government’s capital plan

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Self-supported Capital Spending

Self-supported capital spending is projected to total $8.5 billion over the fiscal plan period. This is a decrease of $2.3 billion from the Budget 2017 forecast, mainly due to the cancellation of procurement for the Transportation Investment Corporation’s George Massey Tunnel Replacement project. Self-supported capital investments include:

•             $7.9 billion (93 per cent) of total self-supported capital spending will be used for electrical generation, transmission and distribution projects to meet growing customer demand and to enhance reliability. Included in this total is initial construction of a third power facility on the Peace River through the Site C Clean Energy project.

The majority of BC Hydro’s hydroelectric system was built between the 1960s and early 1980s and provides over 95 per cent of the total electricity generated by the corporation. This vast system is ageing and requires a broad range of investments to maintain reliability – from seismic and safety improvements at dams, to expanding and strengthening the transmission system. Roughly half of BC Hydro’s capital spending represents measures to address ageing infrastructure. In addition, BC Hydro is investing in new generation to meet expected growth in the need for energy and dependable capacity.

•             $300 million will be used for BC Lottery Corporation projects including replacement of key legacy business systems, expansion of the lottery distribution network, and acquisition of gaming equipment to support lottery, PlayNow internet gaming, casino and community gaming activities.

•             $140 million will be used for ICBC projects including investment in information technology and facility maintenance and upgrades.

•             $139 million will be invested by the Liquor Distribution Branch for costs related to the Liquor Distribution Branch Warehouse project, updates and improvements to retail stores, technology-related projects and ongoing operating equipment replacements.

Table 1.19 provides information on major capital projects, and further details on provincial capital investments are shown in the service plans of ministries and Crown agencies.

Projects Over $50 Million

Approved major capital projects with multi-year budgets totaling $50 million or more, including provincial funding, are shown in Table 1.19. Annual allocations of the budget for these projects are included as part of the provincial government’s capital spending shown in Table 1.17.

In addition to financing through provincial sources, major projects may be cost-shared with the federal government, municipalities and regional districts, and/or the private sector. Total capital spending for these major projects is $30 billion, reflecting provincial financing of $26.5 billion including internal sources and P3 liabilities, as well as $3.5 billion in contributions from the federal government and other sources including private donations.

Major capital investments include $1.7 billion for school replacement projects; $407 million for post-secondary institutions; $5.3 billion for health facilities; $6.3 billion for major transportation capital infrastructure; $462 million for projects in other sectors;

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Table 1.19      Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from Budget 2017 released on February 21, 2017.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	June 30, 2017	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
	Taxpayer-supported
School districts
Centennial Secondary	2017	46	15	61	61	—	—	—
Kitsilano Secondary	2017	58	7	65	61	—	—	4
Salish Secondary	2017	32	23	55	45	—	—	10
Grandview Heights Secondary	2020	1	60	61	46	—	—	15
New Westminster Secondary	2021	3	104	107	107	—	—	—
Willoughby Slope Secondary	2019	—	55	55	35	—	—	20
Seismic mitigation program	2030	178	1,122	1,300	1,300	—	—	—
Total school districts		318	1,386	1,704	1,655	—	—	49
Post-secondary institutions
Emily Carr University of Art and Design —
Campus redevelopment at Great Northern Way
– Direct procurement	2017	10	9	19	15	—	—	4
– P3 contract	2017	102	2	104	27	60	—	17
University of British Columbia —
Undergraduate Life Science Teaching
Laboratories Redevelopment	2018	24	56	80	12	—	32	36
Simon Fraser University —
Energy Systems Engineering Building [3]	2019	31	95	126	45	—	45	36
British Columbia Institute of Technology
Health Sciences Centre for Advanced Simulation	2020	—	78	78	66	—	—	12
Total post secondary institutions		167	240	407	165	60	77	105
Health facilities
Queen Charlotte/Haida Gwaii Hospital [2]	2016	48	2	50	31	—	—	19
Surrey Emergency/Critical Care Tower
– Direct procurement	2018	156	38	194	174	—	—	20
– P3 contract	2014	318	—	318	139	179	—	—
Royal Inland Hospital Clinical Services
Building [2]	2016	60	3	63	38	—	—	25
Royal Inland Hospital Patient Care Tower	2024	—	417	417	202	—	—	215
Vancouver General Hospital - Jim Pattison
Pavilion Operating Rooms	2021	2	100	102	35	—	—	67
North Island Hospitals
– Direct procurement	2017	52	74	126	73	—	—	53
– P3 contract	2017	475	5	480	60	232	—	188
Interior Heart and Surgical Centre
– Direct procurement	2018	152	96	248	213	—	—	35
– P3 contract	2015	133	—	133	4	79	—	50
Vancouver General Hospital — Joseph and
Rosalie Segal Family Health Centre	2017	71	11	82	57	—	—	25
Children’s and Women’s Hospital
– Direct procurement	2019	163	144	307	177	—	—	130
– P3 contract	2017	359	10	369	168	187	—	14
Penticton Regional Hospital — Patient Care
Tower
– Direct procurement	2021	9	71	80	22	—	—	58
– P3 contract	2019	75	157	232	—	139	—	93
Royal Columbian Hospital — Phase 1	2019	26	233	259	250	—	—	9
Royal Columbian Hospital — Phases 2 & 3	2026	—	1,100	1,100	1,037	—	—	63
Peace Arch Hospital Renewal	2021	1	67	68	8	—	—	60
Centre for Mental Health and Addictions	2019	2	99	101	101	—	—	—
Clinical and systems transformation	2023	207	273	480	480	—	—	—
iHealth Project — Vancouver Island Health
Authority	2020	72	28	100	—	—	—	100
Total health facilities		2,381	2,928	5,309	3,269	816	—	1,224

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Table 1.19            Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from Budget 2017 released on February 21, 2017.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	June 30, 2017	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Transportation
Evergreen Line Rapid Transit [2]
– Direct procurement	2016	426	4	430	215	—	74	141
– P3 contract	2016	922	—	922	—	292	350	280
Port Mann Bridge / Highway 1 [2]	2017	3,318	1	3,319	3,319	—	—	—
Highway 97 widening from Highway 33 to Edwards Road	2017	42	18	60	42	—	18	—
Highway 99 10-Mile Slide	2018	4	56	60	60	—	—	—
Highway 91 Alex Fraser Bridge Capacity Improvements	2018	2	68	70	36	—	34	—
Highway 1 — Admirals Road/McKenzie Avenue Interchange	2019	36	49	85	52	—	33	—
Highway 1 widening and 216th Street Interchange	2019	11	48	59	— 23	—	22	14
Highway 7 Corridor Improvements	2019	2	68	70	48	—	22	—
Highway 1 Lower Lynn Corridor Improvements	2021	25	173	198	77	—	66	55
Highway 91 to Highway 17 and Deltaport Way Corridor Improvements	2022	—	245	245	80		82	83
Highway 1 Salmon Arm West	2022	24	139	163	115	—	48	—
Highway 1 Hoffmans Bluff to Jade Mountain	2022	10	189	199	144	—	55	—
Highway 1 Kicking Horse Canyon Phase 4	2024	11	439	450	235	—	215	—
Total transportation		4,833	1,497	6,330	4,446	292	1,019	573
Other taxpayer-supported
Single Room Occupancy Hotel renewal initiative
– Direct procurement	2017	29	—	29	22	—	2	5
– P3 contract	2017	123	—	123	—	96	27	—
Abbotsford courthouse	2020	2	155	157	151	—	—	6
Natural Resource Permitting Project [4]	2018	61	17	78	78	—	—	—
Maples Adolescent Treatment Centre and Provincial Assessment Centre	2019	11	64	75	— 75	—	—	—
Total other		226	236	462	326	96	29	11
Total taxpayer-supported		7,925	6,287	14,212	9,861	1,264	1,125	1,962

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Table 1.19            Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from Budget 2017 released on February 21, 2017.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	June 30, 2017	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Power generation and transmission
BC Hydro
– Mica SF6 gas insulated switchgear replacement [2]	2014	187	4	191	191	—	—	—
– Northwest transmission line [2]	2014	695	9	704	317	—	130	257
– Iskut extension project [2]	2014	169	—	169	110	—	—	59
– Merritt area transmission [2]	2015	58	2	60	60	—	—	—
– Smart metering and infrastructure program [2]	2015	779	1	780	780	—	—	—
– Interior to Lower Mainland Transmission Line [2]	2015	717	26	743	743	—	—	—
– G.M. Shrum units 1 to 5 turbine replacement [2]	2015	176	9	185	185	—	—	—
– Hugh Keenleyside spillway gate reliability upgrade [2]	2015	111	4	115	115	—	—	—
– Upper Columbia capacity additions at Mica units 5 and 6 project [2]	2015	593	12	605	605	—	—	—
– Long Beach area reinforcement [2]	2015	37	1	38	38	—	—	—
– Dawson Creek/Chetwynd area transmission [2]	2015	292	4	296	296	—	—	—
– Surrey area substation project [2]	2016	79	15	94	94	—	—	—
– Big Bend substation [2]	2017	65	7	72	72	—	—	—
– Ruskin Dam safety and powerhouse upgrade	2018	549	199	748	748	—	—	—
– Horne Payne substation upgrade project	2018	35	58	93	93	—	—	—
– John Hart generating station replacement	2019	743	350	1,093	1,093	—	—	—
– Cheakamus unit 1 and 2 generator
replacement	2019	18	56	74	74	—	—	—
– Fort St. John and Taylor Electric Supply	2019	2	51	53	53	—	—	—
– W.A.C. Bennett Dam riprap upgrade project	2019	76	94	170	170	—	—	—
– South Fraser transmission relocation project	2019	17	59	76	76	—	—	—
– Bridge River 2 units 5 and 6 upgrade project	2019	11	75	86	86	—	—	—
– G.M. Shrum G1-G10 control system upgrade [5]	2021	15	45	60	60	—	—	—
– UBC load increase stage 2 project	2021	3	52	55	55	—	—	—
– Mica replace units 1-4 transformers project	2022	—	82	82	82	—	—	—
– Site C clean energy project	2024	1,800	6,975	8,775	8,775	—	—	—
Columbia River power projects [6]
– Waneta Dam power expansion [2,7]	2018	329	16	345	345	—	—	—
Total power generation and transmission		7,556	8,206	15,762	15,316	—	130	316
Other self-supported
Liquor Distribution Branch Warehouse	2019	1	56	57	57	—	—	—
Total other		1	56	57	57	—	—	—
Total self-supported		7,557	8,262	15,819	15,373	—	130	316
Total $50 million projects		15,482	14,549	30,031	25,234	1,264	1,255	2,278

1     Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.

2     Assets have been put into service and only trailing costs remain.

3     Simon Fraser University and private donors will contribute $26 million toward the project, and the university is also contributing land valued at $10 million.

4     Reflects approved capital costs to date, subject to change if future scope components are approved by government.

5     The G.M. Shrum G1-G10 control system upgrade project has three phases. The total authorized capital amount of $60M represents partial implementation funding as at June 30, 2017 for phases I and II and definition funding for phase III.

6     Does not include the purchase of the remaining two-thirds interest in the Waneta Dam and Generating Station. Completing this transaction is subject to a number of conditions, including approval of the BC Utilities Commission.

7     Reflects the combined shares of Columbia Power Corporation (32.5 per cent) and Columbia Basin Trust (16.5 per cent) in their partnership with Fortis Inc. for the development of an electricity generating expansion facility at the Waneta Dam south of Trail.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

$15.8 billion primarily for power generation and transmission capital projects by BC Hydro and for Columbia River power projects; and $57 million (plus leasing costs) for the Liquor Distribution Branch’s new Vancouver Distribution Centre warehouse.

Since Budget 2017 nine projects have been added to the table:

•             Construction of the new British Columbia Institute of Technology Health Sciences Centre for Advanced Simulation ($78 million);

•             Royal Columbian Hospital Phase 2 & 3 ($1.1 billion) redevelopment project in New Westminster;

•             Renewal of the Peace Arch Hospital in White Rock ($68 million);

•             Highway 7 Corridor improvements ($70 million) to address safety and mobility issues in Pitt Meadows, Maple Ridge, and Mission;

•             Highway 91 to Highway 17 and Deltaport Way Corridor improvements ($245 million) in Delta and Surrey;

•             Highway 1 Hoffmans Bluff to Jade Mountain ($199 million) project; and

•             Three BC Hydro projects: Bridge River 2 units 5 and 6 upgrade ($86 million), UBC load increase stage 2 ($55 million), and Mica replacement units 1-4 transformers ($82 million).

The following projects have been completed since Budget 2017 and are no longer listed in the table:

•             Oak Bay Secondary School construction;

•             Lions Gate Hospital (Mental Health) redevelopment;

•             Lakes District Hospital; and

•             Okanagan Correctional Centre.

Changes since Budget 2017 for existing projects include:

•             Grandview Secondary School project financing corrected by $1 million from provincial internal borrowing to the school district’s contribution. Overall cost of the project remains unchanged;

•             New Westminster Secondary School project completion date changed from 2020 to 2021 to align with the revised project schedule;

•             Total estimated cost for the Royal Inland Hospital Clinical Services building has decreased $17 million as the project nears completion. The anticipated savings were reallocated to the Royal Inland Hospital Patient Care Tower project as part of the $417 million budget;

•             Total anticipated direct procurement cost for the Children’s and Women’s Hospital project has decreased $2 million from $309 million to $307 million to reflect a revised forecast for the total cost of the project;

•             The Royal Columbian Hospital project name was changed to Royal Columbian Hospital — Phase 1;

•             The iHealth project completion date corrected to 2020 to align with the iHealth project schedule;

•             The anticipated cost for the Evergreen Line Rapid Transit project has been reduced by $1 million from $431 million to $430 million;

•             The Port Mann Bridge / Highway 1 project was reclassified from a self-supported project to a taxpayer-supported project;

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

•             The total estimated cost for the Single Room Occupancy Hotel renewal initiative has increased $5 million from $147 million to $152 million to reflect additional costs related to unforeseen building and environmental risks, resulting in a longer construction period and higher interest costs; and

•             The procurement of the proposed George Massey bridge has been cancelled and the project has been removed from the major projects table.

•             The targeted in service date for BC Hydro’s Ruskin Dam safety and powerhouse upgrade project changed from 2017 to 2018 to align with the revised project schedule.

Provincial Debt

Total provincial debt will increase by $6.9 billion over the fiscal plan period to reach $72.8 billion by 2019/20. The increase is mainly due to borrowing requirements related to taxpayer-supported capital investments, offset by falling operating debt and self-supported debt due to the cancellation of procurement for the George Massey Tunnel Replacement project.

Table 1.20 Provincial Debt Summary 1

		Budget
	Actual	Estimate	Plan	Plan
($ millions unless otherwise indicated)	2016/17	2017/18	2018/19	2019/20
Taxpayer-supported debt
Provincial government direct operating	4,644	1,573	249	—
Other taxpayer-supported debt (mainly capital)
Education [2]	13,457	14,330	15,280	15,103
Health [3]	7,552	8,014	8,642	8,659
Highways and public transit [4,5]	12,249	16,794	18,035	19,593
Other [6]	3,604	4,142	4,825	5,287
Total other taxpayer-supported debt	36,862	43,280	46,782	48,642
Total taxpayer-supported debt	41,506	44,853	47,031	48,642
Self-supported debt [5]	24,377	21,624	22,509	23,764
Total debt before forecast allowance	65,883	66,477	69,540	72,406
Forecast allowance [7]	—	300	300	350
Total provincial debt	65,883	66,777	69,840	72,756
Debt as a per cent of GDP
Provincial government direct operating	1.8%	0.6%	0.1%	0.0%
Taxpayer-supported	15.8%	16.2%	16.4%	16.3%
Total provincial	25.1%	24.2%	24.3%	24.3%
Taxpayer-supported debt per capita ($)	8,735	9,332	9,672	9,889
Taxpayer-supported interest bite (cents per dollar of revenue)	3.2	3.5	3.8	3.9

1     Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts . Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

2     Post-secondary institutions’ debt includes public-private partnership obligations of $56 million for fiscal 2016/17, $60 million for fiscal 2017/18, $60 million for fiscal 2018/19, and $60 million for fiscal 2019/20.

3     Health facilities’ debt includes public-private partnership obligations of $1,586 million for fiscal 2016/17, $1,652 million for fiscal 2017/18, $1,676 million for fiscal 2018/19, and $1,713 million for fiscal 2019/20.

4     BC Transportation Financing Authority’s debt includes public-private partnership obligations of $824 million for fiscal 2016/17, $783 million for fiscal 2017/18, $752 million for fiscal 2018/19, and $725 million for fiscal 2019/20.

5     Reflects a onetime shift of $3.5 billion in 2017/18 related to the reclassification of Port Mann Bridge debt from self-supported to taxpayer-supported due to the elimination of tolls effective September 1, 2017.

6     Social housing’s debt includes public-private partnership obligations of $83 million for fiscal 2016/17, $80 million for fiscal 2017/18, $76 million for fiscal 2018/19, and $71 million for fiscal 2019/20.

7     Reflects the operating statement forecast allowance for each year (amounts are not cumulative). Since it is unknown as to which agency would require this debt, the forecast allowance is shown as a separate item over the plan.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Taxpayer-supported debt is forecast to increase by $7.1 billion to $48.6 billion by 2019/20, over 2016/17. This increase includes the reclassification of $3.5 billion from self-supported debt resulting from government’s decision to cancel tolls on the Port Mann bridge, as well as significant investments in capital infrastructure over the next three years. Debt increases associated with new investments include $2.8 billion for education and health facilities, $3.8 billion for transportation sector projects, and $1.7 billion for other initiatives over the three year period.

The impact of capital debt increases are partially mitigated by an acceleration of the decline in operating debt, which is now forecast to be eliminated by the end of 2019/20. This will be the first time government has been operating debt free since the mid 1970s.

Chart 1.7 Declining operating debt

Taxpayer-supported debt levels overall remain low relative to recent fiscal years. Before the onetime impact of the Port Mann bridge debt reclassification, debt to GDP is lower than forecast in Budget 2017.

Chart 1.8 Debt to GDP trend remains affordable

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

The self-supported debt of commercial Crown corporations is forecast to end the fiscal plan period at $23.8 billion, $6.6 billion lower than forecast in Budget 2017. The change relates to the reclassification of the Transportation Investment Corporation debt related to Port Mann bridge noted above ($3.5 billion) and the cancellation of the George Massey Tunnel Replacement project ($2.4 billion). Excluding these onetime adjustments, self-supported debt increases by $1.8 billion in financing requirements mainly for capital investments related to improving and expanding British Columbia’s hydro generation assets.

Government’s anticipated borrowing requirements over the fiscal plan period will total $15.8 billion. This total is required to finance government’s new taxpayer-supported ($8.8 billion) and self-supported ($2.9 billion) capital investments, refinance existing debt maturities ($4.1 billion), and address the increase of forecast allowance. These gross borrowing needs are offset by $4.8 billion in maturing debt that will be retired as government’s direct operating debt falls and reducing P3 liabilities to reflect annual service payments made over the fiscal plan period (see Table 1.21).

Table 1.21 Provincial Borrowing Requirements

		Budget
	Actual	Estimate	Plan	Plan
($ millions)	2016/17	2017/18	2018/19	2019/20
Total provincial debt [1] at beginning of year	65,292	65,883	66,777	69,840
New borrowing [2]	3,561	3,484	6,874	5,248
Direct borrowing by Crown corporations and agencies	206	111	56	71
Retirement provision [3] requiring refinancing	589	435	(2,484)	(2,095)
Retirement provision [3] funded internally	(3,765)	(3,136)	(1,383)	(308)
Net change in total debt	591	894	3,063	2,916
Total provincial debt [1] at year end	65,883	66,777	69,840	72,756
Annual growth in debt (per cent)	0.9	1.4	4.6	4.2

1              Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts . Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

2              New long-term borrowing plus net change in short-term debt.

3              Sinking fund contributions, sinking fund earnings and net maturities of long-term debt (after deduction of sinking fund balances for maturing issues).

Total provincial debt is presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking fund investments and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province. The reconciliation between provincial debt and the financial statement debt is shown in Appendix Table A15.

Additional details on government’s outstanding debt are provided in Appendix Tables A17 to A19.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Relationship between Surplus and Debt

In addition to operating results, the change in debt is impacted by reductions in cash and other working capital changes as well as the debt financing requirements of government’s capital plan. Table 1.22 reconciles the forecast surpluses with changes in debt.

Table 1.22 Reconciliation of Summary Results to Provincial Debt Changes

		Budget
	Actual	Estimate	Plan	Plan
($ millions)	2016/17	2017/18	2018/19	2019/20
Taxpayer-supported debt:
Annual surplus (before forecast allowance)	(2,737)	(546)	(528)	(607)
Reduction in cash balances	340	(1,238)	(412)	(158)
Other working capital changes	5	(231)	542	(113)
Net increase in capital and other assets	1,171	5,362	2,576	2,489
	(1,221)	3,347	2,178	1,611
Self-supported debt:
Commercial Crown corporation capital financing	1,774	(3,029)	902	1,272
Other commercial debt	38	276	(17)	(17)
	1,812	(2,753)	885	1,255
Annual change in forecast allowance	—	300	—	50
Annual increase in total provincial debt	591	894	3,063	2,916

Risks to the Fiscal Plan

Table 1.23 provides the estimated fiscal impacts of the identified sensitivities for some of the key variables in the fiscal plan projections on an individual basis. However, inter-relationships between the variables may cause the actual variances to be higher or lower than the estimates shown in the table. For example, an increase in the US/CDN dollar exchange rate may be partly offset by higher commodity prices.

Table 1.23 Key Fiscal Sensitivities

		Annual Fiscal Impact
Variable	Increases of	($ millions)
Nominal GDP	1%	$150 – $250
Lumber prices (US$/thousand board feet)	$50	$75 – $100 [1]
Natural gas prices (Cdn$/gigajoule)	25 cents	$60 – $70 [2]
US exchange rate (US cent/Cdn $)	1 cent	-$25 to -$50
Interest rates	1 percentage point	-$58
Debt	$500 million	-$11 to -$13

1     Sensitivity relates to stumpage revenue only.

2     Sensitivities can vary significantly especially at lower prices.

The assumptions and risk sensitivities for individual revenue sources and major program areas can be found in Appendix Tables A5 and A6, beginning on page 112.

Own Source Revenue

The main areas that may affect own source revenue forecasts are BC’s overall economic performance, the relative health of its major trading partners, the exchange rate and commodity prices.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Revenues are sensitive to economic performance. For example, taxation and other revenue sources are driven by economic factors such as household income, consumer expenditures, housing starts, employment, population growth and the exchange rate. The revenue forecast contained in the fiscal plan is based on the economic forecast detailed in Part 3: British Columbia Economic Review and Outlook. As well, it incorporates commodity price forecasts developed by the Ministry of Forests, Lands, Natural Resource Operations and Rural Development and the Ministry of Energy, Mines and Petroleum Resources based on private sector information.

Income tax revenue forecasts are based on projections of household income and net operating surpluses of corporations. The forecasts are updated from reports on tax assessments provided by the Canada Revenue Agency. As a result, revenue estimates can be affected by timing lags in the reporting of current and prior year tax assessments by the Canada Revenue Agency.

Adjustments to the harmonized sales tax entitlements for the years 2010/11 to 2012/13 will continue until 2019/20. These changes, determined by the federal government, could affect the revenue forecast over the three-year plan. However it is expected that the size of these changes will diminish over time.

Revenues in British Columbia can also be volatile, largely due to the influence of the cyclical natural resource sector in the economy and the importance of natural resource revenues in the Province’s revenue base. Changes in commodity prices such as natural gas, lumber or coal may have a significant effect on natural resource revenues and economic growth.

Details on major assumptions and sensitivities resulting from changes to those assumptions are outlined in Appendix Table A5.

Softwood Lumber Dispute

Following the expiry of the 2006 Softwood Lumber Agreement, the US launched new countervailing (CVD) and anti-dumping (AD) duty trade sanctions against Canadian softwood lumber imports. These trade actions are baseless and without merit. Preliminary CVD duties were imposed in April and AD duties in June 2017, and on average amount to 27 per cent in total. Canada has steadfastly maintained and argued that lumber exports to the US are not subsidized and NAFTA tribunals have generally ruled in Canada’s favour. The BC government continues to support Canada’s efforts to negotiate with the US, prepare its defence for any new litigation if necessary, and to continue to expand other markets for BC forest products. The uncertainty of trade actions can lead to market volatility which will hurt Canadian exporters and US consumers of lumber. The impacts of any trade actions taken by the US, including the imposition of CVD and AD duties on Canadian softwood lumber, represent key risks to the economic and fiscal projections. For further information, see the topic box beginning on page 56.

Federal Government Contributions

Potential policy changes regarding federal government allocations, including health and social transfers and cost-sharing agreements, could affect the revenue and the expenditure forecasts.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Crown Corporations

Crown corporations have provided their own forecasts. These forecasts, as well as their statements of assumptions, were used to prepare the fiscal plan. The boards of those corporations and agencies have also included these forecasts, along with further details on assumptions and risks, in the service plans being released with the budget. Net income from the BC Lottery Corporation may be impacted from the results of ongoing consultations with stakeholders concerning any transitional changes to the commission structure in its Casino and Community Gaming division.

SUCH Sector

Health authorities have submitted an overall balanced financial plan for 2017/18 to 2019/20 based on policy assumptions provided by the Ministry of Health. The individual plans have been signed off by the board chairs of the respective health authorities. The Ministry of Health will continue to work with the health authorities to manage any emerging revenue and spending risks and spending pressures.

Forecasts for the universities, colleges, and institutions have been signed off by chairs of the board or audit committee and lead financial officers.

Forecasts for the combined school districts have been compiled by the Ministry of Education based on the requirements of the School Act, the current year plans developed by the school districts, and ministry policy assumptions respecting future funding allocations. Variances from these assumptions could impact the fiscal plan.

Spending

Government funds a number of demand-driven programs, including those delivered through third party delivery agencies, such as health care, K-12 and post-secondary education, income assistance, and community social services. The budgets for these programs reflect reasonable estimates of demand and other factors such as price inflation. If demand is higher than estimated, this will result in a spending pressure to be managed.

The spending plans for the Ministry of Forests, Lands, Natural Resource Operations and Rural Development and the Ministry of Public Safety and Solicitor General include base amounts to fight wildfires and deal with other emergencies such as floods. Unanticipated or unpredictable occurrences may affect expenses in these ministries.

Details on major assumptions and sensitivities resulting from changes to those assumptions are shown in Appendix Table A7 and in ministry service plans.

Treaty Negotiations and Revenue Sharing

BC continues to negotiate treaties and incremental treaty agreements with a number of First Nations. While implementation and settlement costs associated with existing Final Agreements have been accounted for in the fiscal plan, the outcomes of other treaty negotiations and their ratification processes would need to be managed within the fiscal plan.

Government is also committed to negotiating new revenue-sharing agreements and other reconciliation agreements with First Nations to streamline consultation on natural resource decisions, provide increased certainty for investors, and provide new economic

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

opportunities to First Nations communities. Where agreements have been concluded, the costs of those agreements have been accounted for in the fiscal plan. Any future agreements will need to be accommodated within the fiscal plan.

The Province is also involved in litigation with First Nations relating to aboriginal rights. Settlement of these issues, either in or out of court, may result in additional costs to government.

Capital Risks

The capital spending forecasts included in the fiscal plan may be affected by subsequent planning (i.e. design development) and procurement activities (i.e. receipt/review of construction bids) resulting in project costs that are higher than the initial approved budgets. For large capital projects, government will review the budget and scope risks, and the strategies to mitigate these risks.

Other risks impacting capital spending forecasts include:

•             weather and geotechnical conditions, including the outcome of environmental impact studies, causing project delays and/or unexpected costs;

•             changes in market conditions, including service demand, the impact of inflation on building material costs, the availability of and wage rates for skilled workers, and borrowing costs;

•             the accuracy of capital project budget and construction schedule forecasts;

•             the successful negotiation/timing of cost-sharing agreements with the federal government and other funding partners; and

•             the timing and outcomes of public-private sector partnership negotiations.

Pending Litigation

The spending plan for the Ministry of the Attorney General contains provisions for payments under the Crown Proceeding Act based on estimates of expected claims, judgments, and related costs of settlements likely to be incurred. Litigation developments may occur that are beyond the assumptions used in the plan (for example, higher-than-expected volumes, or size of claim amounts and timing of judgments and settlements). These developments may affect government revenues and/or expenditures in other ministries.

Write-downs and Other Adjustments

Ministry budgets provide for anticipated levels of asset or loan write-downs where estimates can be reasonably predicted. The overall spending forecast does not make allowance for extraordinary items other than the amount provided in the Contingencies vote.

Prudence and Risk

The economic, financial and external variables and factors that impact the estimates of revenues, expenditures, capital spending and debt will change throughout the year as new information becomes available with potentially material impacts. As a result, the actual operating surplus, capital expenditure and debt figures may differ from the current forecast. Government will continue to update the fiscal plan throughout the year.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Government incorporates four main levels of prudence to help mitigate risks to the budget plan projections:

•             The Ministry of Finance’s economic outlook is lower than the average of the forecasts provided by the members of the Economic Forecast Council (EFC). The Budget 2017 Update plan assumes annual real GDP growth of 2.9 per cent in 2017, 2.1 per cent in 2018, and 2.0 per cent over the medium term. This is lower than the EFC average by 0.1 percentage point in 2017 and 0.2 percentage points in each following year of the Budget 2017 Update. The prudent outlook compared to the private sector acknowledges the downside risks to the economic forecast over the forecast horizon.

•             The Budget 2017 Update natural gas price forecast is lower than the private sector average over the next three years reflecting the recommendation of Dr. Tim O’Neill in 2013 to adopt more caution in preparing the natural gas royalty forecast. Over the ensuing three years, the Budget 2017 Update natural gas price projection averages 40 cents lower than the average of the private sector forecasters (see Appendix Table A6 for details).

•             Budget 2017 Update includes forecast allowances of $300 million in each of 2017/18 and 2018/19, and $350 million in 2019/20. The forecast allowance helps guard against unanticipated revenue volatility and statutory spending such as additional costs to fight wildfires, to deal with other emergencies such as floods and for litigation developments under the Crown Proceeding Act.

•             The Budget 2017 Update expense forecast also includes a Contingencies vote allocation of $600 million in 2017/18, $300 million in 2018/19 and $350 million in 2019/20. The Contingencies vote is a prudent measure to help protect the plan from unforeseen and unbudgeted costs that may arise and to fund priority initiatives.

The EFC provides advice to the Minister of Finance annually on issues facing the global economy and BC’s economic outlook including areas of concern, risks and opportunities for the BC economy. The Minister of Finance consults with staff and colleagues on the various levels of prudence incorporated in the fiscal plan, tax policy initiatives for consideration and the potential risks that could arise over the next three years. Since the risks could be ongoing or one-time in nature and could impact both revenues and expenditures, consideration is given to both the forecast allowance and Contingencies vote allocations. However, since a number of these risks are not readily quantifiable, there is no specific formulaic approach in the determination of the forecast allowance and Contingencies vote allocations.

Following advice provided by staff and colleagues, the Minister of Finance determines the levels of additional prudence to incorporate in the forecast allowance and Contingencies vote; tax policy measures to implement; and a credible level of operating surplus underlying the budget and fiscal plan. The determination of the level of any of these is not done in isolation as all of the above elements must be considered in the fiscal plan projections. A discussion of fiscal risks is included in this section of the budget document and risks to the economic outlook are summarized on page 78. See Part 2: Tax Measures for a discussion on tax policy initiatives in Budget 2017 Update.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Fiscal Sustainability Review

The Broader Provincial Public Sector

Chart 1 shows that under the provincial Budget Transparency and Accountability Act, the Province’s budgeting and reporting framework includes all of the operations of central government (ministries), provincial Crown corporations and the public schools, universities, colleges and health (SUCH) sector.

The Ministry of Finance presents three-year forecasts of revenue, expenditure, capital and debt as part of the annual Budget and Three-Year Fiscal Plan. Also included is an analysis of key sensitivities and risks underpinning the forecasts. These forecasts, and the Province’s ability to identify and mitigate risks, rely on information provided by ministries; Crown corporations and agencies; as well as the broader SUCH sector.

The Province’s annual bottom-line surplus (deficit) is simply the difference between two very large numbers — total revenues and total spending. Changes on either side can have negative, positive and sometimes offsetting effects on the Province’s bottom line.

Chart 1 Provincial budgeting and reporting framework

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Net income (losses) of commercial Crown corporations are included as part of the Province’s revenue forecasts. While not the largest segment of provincial revenues, Chart 2 shows that over the last 8 years, final results can vary significantly — which affects the accuracy and stability of the overall provincial planning framework.

Chart 2 Commercial Crown corporation changes from budget forecast

Spending through the SUCH sector agencies makes up about half of all provincial spending and Chart 3 shows that final results have varied significantly from budget, particularly in the last 3 years. There are a variety of reasons for these changes.

Chart 3 Schools, universities, colleges and health sector (SUCH) spending changes from budget forecast

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

The Province’s debt and cash management plan is also integral to achieving its overall Budget and Three-Year Fiscal Plan targets. Chart 4 illustrates how capital spending forecasts — largely financed through provincial borrowing — have changed compared to original budget projections over the last 8 years for selected provincial agencies.

Chart 4 Capital spending changes from budget forecast

Management of surplus cash balances is also a key part of helping to ensure that provincial borrowing needs are minimized where possible. Chart 5 shows that opportunities still remain for working with Crown corporations and broader SUCH agencies to reduce surplus cash balances as alternatives to borrowing.

Chart 5 Provincial year-end cash and equivalent balances

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

The existence of well-structured and effective management, reporting, accountability and risk identification and mitigation systems throughout the provincial public sector are critical in helping the Province to manage its overall operations and finances.

As part of its planning and development work, the Ministry of Finance is undertaking a review and assessment of the quality of financial and other information impacting baseline assumptions to be used for developing Budget 2018 and Three-Year Fiscal Plan (Fiscal Sustainability Review).

The mandate of this Review is to assess the quality of financial and other information produced and submitted by certain significant Crown corporations and SUCH sector entities to the Province, and to identify ways that will enhance the Province’s ability to manage forecast changes and risks to its overall fiscal plan — and therefore fiscal sustainability — in the near and longer term.

The Insurance Corporation of British Columbia is one such entity to be reviewed and the government expects that these Review findings will further assist in a broader operational review planned for the corporation by the ministry responsible.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Wildfire Management

Unprecedented Wildfire Season

The 2017 wildfire season is the most extensive on record and has consumed more than one million hectares of forest surpassing the record set in 1958.

Given the wildfire situation, the Province declared a provincial state of emergency in July to allow BC to bring in additional resources when and as needed to ensure public safety and protect key infrastructure. A Wildfire Cabinet Task Force has also been established to guide the development of recommendations to government in wildfire prevention, mitigation and response and is working closely with the federal government to ensure that the necessary supports are in place to assist all those impacted by the wildfires.

In support of those impacted by wildfires, the Province has committed $100 million in funding which is being administered by the Canadian Red Cross. Supports provided by the Red Cross include grants of at least $600 for each evacuated household that registers with the Canadian Red Cross and grants of $1,500 for eligible businesses, First Nations and non-profit organizations located in areas that have been under evacuation order or alert to assist with resuming operations.

The federal government is matching the support offered by the Province. The public can make donations to support those impacted by the wildfires through the Canadian Red Cross’s British Columbia Fires Appeal program available on their website.

Wildfire Management

The BC Wildfire Service is responsible for managing wildfires through a combination of wildfire prevention, mitigation and suppression strategies, on both Crown and private land outside of municipalities or regional districts. More than 1,600 firefighters and support staff are deployed for the 2017 wildfire season in addition to over 2,500 private contractor firefighting resources and a multitude of contingency resources (including those in other provinces). The BC Wildfire Service has access to 32 fixed-wing aircraft and helicopters, about 80 ground-attack vehicles and additional short term contractors brought in as needed.

The BC Wildfire Service has facilities in strategic locations across the province to facilitate a rapid response to wildfires. This includes six Fire Centres, primary attack bases, secondary attack bases, forward attack bases and air tanker bases. In support of this critical infrastructure, the Budget 2017 Update commits additional capital funding of $15 million over three years to invest in upgrades to wildfire facilities throughout the province.

Wildfire Prevention

Wildfire prevention is a shared responsibility between the public, business, First Nations, local governments and the Province.

Since 2004, the Province has provided the Strategic Wildfire Prevention Initiative with $78 million. The Strategic Wildfire Prevention Initiative is a suite of funding programs administered by the Union of BC Municipalities. The initiative supports communities to mitigate risk from wildfire in the wildland urban interface.

Government has invested $235 million in the Forest Enhancement Society of BC. Over the next three years, the Forest Enhancement Society of BC will be funding projects totaling over $140 million focused on wildfire risk reduction, reforestation, wildlife habitat restoration and raising awareness of the FireSmart program.

Education and Enforcement

Nearly half of all wildfires each year are caused by human activity, so the BC Wildfire Service puts an emphasis on wildfire prevention, public education and enforcement. During each wildfire season, the BC government runs media campaigns focused on wildfire prevention. Anyone found in contravention of an open burning prohibition may be issued a ticket for up to $100,000 and/or sentenced to one year in jail. If the contravention causes or contributes to a wildfire, the person responsible may be ordered to pay all firefighting costs.

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Impacts and Outlook for Softwood Lumber Dispute on British Columbia and the United States

Reliable, Predictable Access to the US Lumber Market is of Vital Importance to BC and to Americans

BC’s forest products industry includes businesses focussed on forest management, harvesting, reforestation, wood and paper product manufacturing, and a host of other value-added and innovative forest products production. The sector is export-oriented, depending heavily on global markets and exchange rates, and is thus affected by the general performance of the world economy and the economic performance of BC’s trading partners.

The forest products sector accounts for over 3 per cent of provincial GDP, and about 30 per cent of manufacturing GDP. In 2016, the forest products sector contributed about $7.4 billion to provincial GDP and directly employed about 60,000 people. In 2016, the forest sector accounted for 30 per cent of BC manufacturing sales ($13.8 billion), and about 36 per cent of total BC international merchandise export value ($14.0 billion). Provincial government forest revenue in 2016/17 amounted to $0.9 billion.

Lumber is the key component of the BC forest sector and in 2016, lumber production accounted for $5.5 billion of manufacturing sales. BC’s lumber is exported around the world, with the US (65.8 per cent), China (14.8 per cent) and Japan (10.5 per cent) being the top three markets.

In 2016, the US imported 15.1 billion feet of softwood lumber from Canada with over 50 per cent coming from BC. US based producers cannot supply enough lumber to meet domestic demand.

The US Has Launched Trade Litigation that is Unwarranted, and Leads to Disruptive Market Uncertainty — Both the US and Canada Lose

Following the expiry of the 2006 Softwood Lumber Agreement (2006 SLA), the US launched new countervailing (CVD) and anti-dumping (AD) duty trade actions against Canadian softwood lumber imports. These trade actions are baseless and without merit. Preliminary CVD duties were imposed in April and AD duties in June 2017, and on average amount to 27 per cent in total. Table 1 summarizes the duty rates. Unlike the previous four cases, in this fifth round of US litigation both CVD and AD duties were calculated for specific companies, with other exporters paying the weighted-average “all others” rate.

Table 1 Countervailing and anti-dumping duty rates

Company	Countervailing	Anti-dumping	Total
West Fraser	24.12%	6.76%	30.88%
Canfor	20.26%	7.72%	27.98%
Tolko	19.50%	7.53%	27.03%
Resolute	12.82%	4.59%	17.41%
J.D. Irving	3.02%	6.87%	9.89%
All others	19.88%	6.87%	26.75%

The US Department of Commerce announced they are extending their final determination until no later than November 13, 2017. The final determinations had previously been scheduled for September 6, 2017. This allows additional time for Canada and the US to try to reach a negotiated settlement to the dispute. The final orders will not be issued until both the Department of Commerce and the International Trade Commission have made their final determinations. At that time, Canada may appeal the rulings in international venues including under the North American

Budget 2017 Update — 2017/18 to 2019/20

Three Year Fiscal Plan

Free Trade Agreement (NAFTA) and the World Trade Organization. In addition, the US will perform annual ‘administrative reviews’ to review and revise the duty rates. Both NAFTA appeals and administrative reviews can retroactively revise duty rates, creating great uncertainty about the final impact on the lumber sector. This uncertainty can lead to market volatility which will hurt both Canadian exporters and US consumers of lumber.

Aside from Free Trade, a Negotiated Settlement is the Preferred Option and Canada and the US Governments Have Been Working to Find a Workable Solution

While BC would prefer free access to US markets, a managed trade agreement that provides market certainty, such as the 2006 SLA, is a better solution for both countries than ongoing trade litigation. Senior government officials from Canada and the US have been working to find resolution to this recent dispute. While some progress has been made, it is uncertain whether a new agreement will be reached in 2017. In the previous round of litigation, it took 5 years and significant legal victories for Canada in international courts before the parties settled.

Impacts of Duties on BC and the US

With expected growth in US housing starts, lumber demand is forecast to keep increasing. Since Canadian lumber is a critical part of the US construction industry’s supply chain, the recent imposition of duties on Canadian lumber has resulted in higher prices for American lumber consumers. These higher lumber prices have partially offset the negative impacts of duties on BC exporters. However, some BC communities and residents that are highly reliant on the BC forest sector may be adversely affected from the increased uncertainty and volatility from the trade dispute.

The National Association of Home Builders estimates that the duties will lead to an annual loss of over 11,000 American jobs and cost US governments $0.5 US billion in taxes and other revenue.

For more information see the BC government softwood lumber website:

www.gov.bc.ca/softwoodlumber

Budget 2017 Update — 2017/18 to 2019/20

Part 2: TAX MEASURES

Table 2.1 Summary of Tax Measures

		Taxpayer Impacts
	Effective Date	2017/18	2018/19
		($ millions)
Income Tax Act
• Introduce new personal income tax rate of 16.8 per cent on taxable income over $150,000	2018 tax year	67	273
• Increase dividend tax credit rate for eligible dividends	2019 tax year	—	(19)
• Decrease dividend tax credit rate for ineligible dividends	2017 tax year	14	15
• Increase low income climate action tax credit	April 1, 2018	—	(40)
• Introduce BC back-to-school tax credit for the 2016 tax year only	2016 tax year	—	—
• Introduce tax credit for volunteer firefighters and search and rescue volunteers	2017 tax year	(1)	(1)
• Eliminate children’s fitness, children’s fitness equipment and children’s arts tax credits	2018 tax year	3	11
• Extend BC mining flow-through share tax credit	January 1, 2017	(4)	(1)
• Reduce small business corporate income tax rate to 2 per cent	April 1, 2017	(79)	(81)
• Increase general corporate income tax rate to 12 per cent	January 1, 2018	102	306
• Restore preferential tax benefit for credit unions	January 1, 2017	(7)	(10)
• Extend scientific research and experimental development tax credit	September 1, 2017	(96)	(175)
• Adjust interactive digital media tax credit principal business requirement	February 22, 2017	(4)	(4)
• Allow eligible business corporations participating in the small business venture capital program to claim interactive digital media tax credit	February 22, 2017	*	*
• Adjust boundary for regional film tax credits	January 25, 2017	*	*
• Expand mining exploration tax credit to include costs incurred for environmental studies and community consultations	March 1, 2015	(2)	(2)
• Extend training tax credits	January 1, 2018	(6)	(19)
• Extend book publishing tax credit	April 1, 2017	(3)	—

International Business Activity Act
• Eliminate international business activity program	September 12, 2017	5	10

Small Business Venture Capital Act
• Increase equity tax credit budget by $3.5 million	2017 tax year	(4)	(4)

Medicare Protection Act
• Reduce Medical Services Plan premiums by 50 per cent for 2018	January 1, 2018	(311)	(1,245)

Carbon Tax Act
• Increase carbon tax rates by $5 per tonne of CO2 equivalent emissions annually for four years	April 1, 2018	—	212
• Repeal Part 2 of the Carbon Tax Act	Royal Assent	—	—

Provincial Sales Tax Act
• Phase out tax on electricity	Regulation	(21)	(82)

Tobacco Tax Act
• Increase tobacco tax rates to 24.7 cents per cigarette/gram of tobacco	Regulation	8	25

Motor Fuel Tax Act
• Exempt natural gas used as locomotive fuel	Regulation	*	*

Property Transfer Tax Act
• Increase threshold for First Time Home Buyers’ Program exemption to $500,000	February 22, 2017	(2)	(2)

* Denotes measures that have no material impact on taxpayers.

Budget 2017 Update — 2017/18 to 2019/20

Tax Measures

Table 2.1 Summary of Tax Measures (continued)

Taxpayer Impacts
	Effective Date	2017/18	2018/19
($ millions)

Home Owner Grant Act
• Increase threshold for home owner grant phase-out to $1.6 million	2017 tax year	(48)	(48)

School Act
• Set provincial residential class school property tax rates	2017 tax year	*	*
• Set provincial non-residential class school property tax rates	2017 tax year	*	*

Taxation (Rural Area) Act
• Set provincial rural area property tax rates	2017 tax year	*	*

Home Owner Grant Act and Income Tax Act
• Improve information sharing	Royal Assent	—	—

Total		(389)	(881)

* Denotes measures that have no material impact on taxpayers.

Tax Measures — Supplementary Information

For more details on tax changes see:

www.gov.bc.ca/budgettaxchanges

Income Tax Act

New Personal Income Tax Rate of 16.8 Per Cent on Taxable Income Over $150,000 Introduced

A new top personal income tax bracket is introduced effective for the 2018 and subsequent tax years. The income threshold for the new top bracket will be set at $150,000 in 2018. Taxable income exceeding $150,000 will be subject to a provincial personal income tax rate of 16.8 per cent. This increases the rate of tax from 14.7 per cent to 16.8 per cent on taxable income over $150,000.

Dividend Tax Credit Rate for Eligible Dividends Increased

British Columbia provides a dividend tax credit to prevent double taxation of dividend income that has already been taxed at the corporate level.

As a result of increasing the general corporate income tax rate to 12 per cent from 11 per cent, the dividend tax credit rate on eligible dividends is increased to 43 and 11/19ths per cent from 36 and 6/19ths per cent, effective for the 2019 and subsequent tax years.

Budget 2017 Update — 2017/18 to 2019/20

Tax Measures

Dividend Tax Credit Rate for Ineligible Dividends Decreased

British Columbia provides a dividend tax credit to prevent double taxation of dividend income that has already been taxed at the corporate level.

As a result of reducing the small business corporate income tax rate to 2 per cent from 2.5 per cent, the dividend tax credit rate on ineligible dividends is decreased to 15 per cent from 17 per cent, effective for the 2017 and subsequent tax years.

Low Income Climate Action Tax Credit Increased

Effective April 1, 2018, the maximum annual low income climate action tax credit is increased to $135 per adult from $115.50, and to $40 per child from $34.50, with single parent families continuing to receive the adult amount for the first child in the family.

BC Back-to-School Tax Credit Introduced

A new non-refundable BC back-to-school tax credit is introduced. The credit is available to individuals with school-aged children (five to 17 years of age). The tax credit amount is $250 per child, providing a tax benefit of up to $12.65 per child. The credit is available for the 2016 tax year only.

Tax Credit for Volunteer Firefighters and Search and Rescue Volunteers Introduced

A new non-refundable volunteer firefighters and search and rescue volunteers tax credit is introduced.

The tax credit is available to British Columbians who provide at least 200 hours of volunteer service to either a volunteer fire department, an eligible search and rescue organization, or a combination of both. The credit amount is $3,000, providing a tax benefit of up to $151.80 per eligible taxpayer. The tax credit is available for the 2017 and subsequent taxation years.

Children’s Fitness, Children’s Fitness Equipment and Children’s Arts Tax Credits Eliminated

The children’s fitness tax credit, children’s fitness equipment tax credit and children’s arts tax credit are eliminated effective for the 2018 and subsequent tax years.

Budget 2017 Update — 2017/18 to 2019/20

Tax Measures

BC Mining Flow-Through Share Tax Credit Extended

The BC mining flow-through share tax credit is extended to the end of 2017.

Small Business Corporate Income Tax Rate Reduced to 2 Per Cent

The small business corporate income tax rate is reduced to 2 per cent from 2.5 per cent effective April 1, 2017, a reduction of 20 per cent.

General Corporate Income Tax Rate Increased to 12 Per Cent

The general corporate income tax rate is increased to 12 per cent from 11 per cent effective January 1, 2018.

Preferential Tax Benefit for Credit Unions Restored

Prior to 2013, credit unions received federal and provincial preferential corporate income tax treatment by way of a lower tax rate on a portion of their income. In 2013, the federal government began a five-year phase-out of its preferential tax treatment. Budget 2014 announced that the provincial preferential tax treatment for credit unions would be extended three years, after which it would be phased out over five years beginning in 2016.

Budget 2017 Update cancels the phase-out and restores the full provincial preferential income tax treatment for credit unions effective January 1, 2017.

Scientific Research and Experimental Development Tax Credit Extended

The scientific research and experimental development tax credit is extended for five years to August 31, 2022.

Interactive Digital Media Tax Credit Principal Business Requirement Adjusted

Currently, to be eligible for the interactive digital media tax credit, a corporation’s principal business must be the development of interactive digital media products. Effective for tax years that end on or after February 22, 2017, corporations that have annual qualifying BC labour expenses greater than $2 million do not need to meet this requirement.

Budget 2017 Update — 2017/18 to 2019/20

Tax Measures

Eligible Business Corporations Participating in the Small Business Venture Capital Program Allowed to Claim Interactive Digital Media Tax Credit

Effective for tax years that end on or after February 22, 2017, interactive digital media corporations participating in the small business venture capital program are eligible for the interactive digital media tax credit.

Boundary for Regional Film Tax Credits Adjusted

For the purposes of the regional film tax credits, the southern part of the eastern boundary of the designated Vancouver area is moved from 200th Street in Langley to the border between Surrey and Langley. This change is effective for productions with principal photography beginning on or after January 25, 2017. As a result, the regional film tax credits apply in all of the City of Langley and the Township of Langley. This change applies to both the Film Incentive BC tax credit and the production services tax credit.

Mining Exploration Tax Credit Expanded to Include Costs Incurred for Environmental Studies and Community Consultations

The mining exploration tax credit is expanded to allow the costs of environmental studies and community consultations incurred after February 28, 2015 to be included in the calculation of the mining exploration tax credit. The credit is calculated as 20 per cent of eligible BC mining exploration expenditures, or 30 per cent if exploration is in the mountain-pine-beetle-affected area.

Training Tax Credits Extended

The BC training tax credits are extended for one year to the end of 2018.

Book Publishing Tax Credit Extended

The book publishing tax credit is extended for one year to March 31, 2018.

International Business Activity Act

International Business Activity Program Eliminated

Effective September 12, 2017, international business activities no longer qualify for personal and corporate income tax refunds.

Small Business Venture Capital Act

Equity Tax Credit Budget Increased by $3.5 Million

Effective for 2017 and subsequent years, the budget for the small business venture capital tax credit is increased to $38.5 million from $35 million. This allows for up to $11.7 million in additional equity financing for qualifying corporations annually.

Budget 2017 Update — 2017/18 to 2019/20

Tax Measures

Medicare Protection Act

Medical Services Plan Premiums Reduced by 50 Per Cent for 2018

Effective for 2018, Medical Services Plan (MSP) premiums are reduced by 50 per cent.

In addition, the income threshold at which households are fully exempt from MSP premiums is increased by $2,000 (see Table 2.2).

With these changes, single individuals and single parents will save up to $450 per year and couples will save up to $900 per year.

Table 2.2 Impact of Medical Services Plan Premium Changes

(For premium and premium assistance changes effective January 1, 2018)

	Monthly	Monthly
	Premiums in	Premiums in	Monthly	Annual
Annual Household Net Income	2017	2018	Decrease	Decrease
	$
Single Individual
Up to $24,000	0.00	0.00	0.00	0.00
$24,001 to $26,000	11.00	0.00	(11.00)	(132.00)
$26,001 to $28,000	23.00	11.50	(11.50)	(138.00)
$28,001 to $30,000	35.00	17.50	(17.50)	(210.00)
$30,001 to $34,000	46.00	23.00	(23.00)	(276.00)
$34,001 to $38,000	56.00	28.00	(28.00)	(336.00)
$38,001 to $42,000	65.00	32.50	(32.50)	(390.00)
Over $42,000	75.00	37.50	(37.50)	(450.00)

Couple
Up to $27,000	0.00	0.00	0.00	0.00
$27,001 to $29,000	22.00	0.00	(22.00)	(264.00)
$29,001 to $31,000	46.00	23.00	(23.00)	(276.00)
$31,001 to $33,000	70.00	35.00	(35.00)	(420.00)
$33,001 to $37,000	92.00	46.00	(46.00)	(552.00)
$37,001 to $41,000	112.00	56.00	(56.00)	(672.00)
$41,001 to $45,000	130.00	65.00	(65.00)	(780.00)
Over $45,000	150.00	75.00	(75.00)	(900.00)

Senior Couple
Up to $33,000	0.00	0.00	0.00	0.00
$33,001 to $35,000	22.00	0.00	(22.00)	(264.00)
$35,001 to $37,000	46.00	23.00	(23.00)	(276.00)
$37,001 to $39,000	70.00	35.00	(35.00)	(420.00)
$39,001 to $43,000	92.00	46.00	(46.00)	(552.00)
$43,001 to $47,000	112.00	56.00	(56.00)	(672.00)
$47,001 to $51,000	130.00	65.00	(65.00)	(780.00)
Over $51,000	150.00	75.00	(75.00)	(900.00)

Single Parent — Two Children *
Up to $30,000	0.00	0.00	0.00	0.00
$30,001 to $32,000	11.00	0.00	(11.00)	(132.00)
$32,001 to $34,000	23.00	11.50	(11.50)	(138.00)
$34,001 to $36,000	35.00	17.50	(17.50)	(210.00)
$36,001 to $40,000	46.00	23.00	(23.00)	(276.00)
$40,001 to $44,000	56.00	28.00	(28.00)	(336.00)
$44,001 to $48,000	65.00	32.50	(32.50)	(390.00)
Over $48,000	75.00	37.50	(37.50)	(450.00)

Couple — Two Children *
Up to $33,000	0.00	0.00	0.00	0.00
$33,001 to $35,000	22.00	0.00	(22.00)	(264.00)
$35,001 to $37,000	46.00	23.00	(23.00)	(276.00)
$37,001 to $39,000	70.00	35.00	(35.00)	(420.00)
$39,001 to $43,000	92.00	46.00	(46.00)	(552.00)
$43,001 to $47,000	112.00	56.00	(56.00)	(672.00)
$47,001 to $51,000	130.00	65.00	(65.00)	(780.00)
Over $51,000	150.00	75.00	(75.00)	(900.00)

* Income thresholds may vary for families who claim child care expenses on their tax returns.

Budget 2017 Update — 2017/18 to 2019/20

Tax Measures

Carbon Tax Act

Carbon Tax Rates Increased by $5 per Tonne of CO2 Equivalent Annually

Effective April 1, 2018, carbon tax rates are increased by $5 per tonne of carbon dioxide equivalent emissions (CO2e) annually until rates are equal to $50 per tonne of CO2e on April 1, 2021.

Part 2 of the Carbon Tax Act Repealed

Part 2 of the Carbon Tax Act is repealed. Following Budget 2017 Update, the requirement to prepare the Carbon Tax Report and Plan will no longer apply. In addition, this means the Carbon Tax Act will no longer require that revenue measures be introduced to offset carbon tax revenues. This will allow the government to spend carbon tax revenues on measures that reduce emissions.

Provincial Sales Tax Act

Tax on Electricity Phased Out

The provincial sales tax on taxable electricity is phased out. Effective on a date to be specified by regulation, the tax rate on electricity is reduced to 3.5 per cent from 7 per cent of the purchase price. Once the legislation receives royal assent, government intends to provide at least one month of notice before this change takes effect. Effective April 1, 2019, electricity is fully exempt from provincial sales tax.

Tobacco Tax Act

Tobacco Tax Rates Increased to 24.7 Cents per Cigarette/Gram of Tobacco

Effective on a date to be specified by regulation, the tax rate on cigarettes is increased to $49.40 from $47.80 per carton of 200 cigarettes, and the tax rate on fine-cut tobacco is increased to 24.7 cents from 23.9 cents per gram. Once the legislation receives royal assent, government intends to provide at least one month of notice before this change takes effect.

Motor Fuel Tax Act

Natural Gas Used as Locomotive Fuel Exempted

Effective on a date to be specified by regulation, natural gas for use in an internal combustion engine for any rolling stock or vehicle when run on rails is exempt from the 3 cent per litre tax on locomotive fuel. Government intends to provide at least one month of notice before this change takes effect.

The motor fuel tax exemption for natural gas used as locomotive fuel is consistent with the motor fuel tax exemptions for natural gas used in motor vehicles or used in a ship.

Property Transfer Tax Act

Threshold for First Time Home Buyers’ Program Exemption Increased to $500,000

Effective for registrations on or after February 22, 2017, the fair market value threshold for eligible residential property under the First Time Home Buyers’ Program is increased to $500,000 from $475,000. The partial exemption continues and now applies to homes valued between $500,000 and $525,000.

With this change, eligible first time home buyers can save up to $8,000 in property transfer tax on the purchase of their home.

Budget 2017 Update — 2017/18 to 2019/20

Tax Measures

Home Owner Grant Act

Threshold for Home Owner Grant Phase-Out Increased to $1.6 Million

As announced on January 10, 2017, the threshold for the phase-out of the home owner grant has been increased to $1.6 million from $1.2 million for the 2017 tax year. For properties valued above the threshold, the grant is reduced by $5 for every $1,000 of assessed value in excess of the threshold.

School Act

Provincial Residential Class School Property Tax Rates Set

The longstanding rate-setting policy is that average residential class school property taxes, before application of the home owner grant, increase by the previous year’s provincial inflation rate. This rate-setting policy has been in place since 2003 and will continue in 2017. The rates were set in the spring.

Provincial Non-Residential Class School Property Tax Rates Set

A single province-wide school tax rate is set for each of the non-residential property classes. Consistent with longstanding policy, the rates for 2017, except the rate for the industrial property classes, were set so that non-residential class school tax revenue increases by inflation plus tax on new construction. This rate-setting policy has been in place since 2005. The rates were set in the spring.

The major industry class tax rate and the light industry class tax rate were set at the same rate as the business class tax rate, consistent with the policy announced in Budget 2008.

Taxation (Rural Area) Act

Provincial Rural Area Property Tax Rates Set

A single rural area residential property tax rate applies province-wide. The longstanding rate-setting policy that average residential rural property taxes increase by the previous year’s provincial inflation rate has been continued in 2017.

Consistent with longstanding policy, non-residential rural area property tax rates will be set so that non-residential rural area tax revenue will increase by inflation plus tax on new construction. The rates were set in the spring.

Home Owner Grant Act and Income Tax Act

Information Sharing Improved

To improve administration and enforcement of the Income Tax Act and Home Owner Grant Act, these acts are amended to allow for information sharing between the two acts. The Income Tax Act is also amended to provide income tax administrators with increased access to assessment data.

Budget 2017 Update — 2017/18 to 2019/20

Tax Measures

Climate Action and Carbon Pricing

It is widely recognized that the world’s climate is changing and that human activities are a contributing factor. Pricing carbon is a central policy tool in addressing climate change. The World Bank, the International Monetary Fund, the Organisation for Economic Co-operation and Development, Canada’s Ecofiscal Commission, as well as most economists, have recognized carbon pricing as an effective, transparent, and efficient way to encourage emissions reductions at the lowest cost to consumers, businesses and government.

Transitioning to a low carbon economy presents British Columbia with tremendous opportunities to capitalize on our abundance of clean renewable electricity, to promote innovation and to benefit from clean growth.

A low carbon economy is a resilient economy that promotes job creation and economic growth while ensuring a clean and sustainable environment for our children and grandchildren.

Pan-Canadian Framework on Clean Growth and Climate Change

In December 2016, British Columbia joined the federal government and most other provinces and territories in agreeing to the Pan-Canadian Framework on Clean Growth and Climate Change.

The framework is a collective plan to grow the economy, reduce emissions and adapt to a changing climate. The four pillars of the framework are:

•  pricing carbon pollution;

•  complementary measures in areas where pricing alone is insufficient;

•  measures to support communities in adapting to and being more resilient to a changing climate; and

•  actions to accelerate innovation, support new technology and create jobs.

Under the framework, provinces and territories are required to impose a carbon price. Provinces and territories have the flexibility to design their own carbon price. Jurisdictions with a carbon tax are required to have a rate equal to the federal benchmark of $10 per tonne of CO2 equivalent emissions in 2018, rising by $10 per year to $50 per tonne in 2022. The federal government has committed to imposing a carbon price in any province or territory that does not develop its own broad-based carbon pricing system.

Because British Columbia has had a broad-based carbon tax since 2008 at a price that exceeds the federal benchmark, it is expected that the proposed federal carbon pricing system will not apply in British Columbia.

Increasing BC’s Carbon Tax

BC’s carbon tax is currently set at $30 per tonne of CO2 equivalent emissions. Starting April 1, 2018, carbon tax rates will increase annually by $5 per tonne of CO2 equivalent emissions until rates are equal to $50 per tonne in 2021. With these increases, British Columbia will exceed the carbon pricing requirements set out in the Pan-Canadian Framework, ensuring our province remains a leader in carbon pricing.

Table 1 Carbon Tax Rates — 2018 to 2021

	BC Carbon Tax	Pan-Canadian
	Rate	Framework *
Effective Date	($/tonne CO2e)	($/tonne CO2e)
Prior to 2018	$30	$0
April 1, 2018	$35	$10
April 1, 2019	$40	$20
April 1, 2020	$45	$30
April 1, 2021	$50	$40

* The Pan-Canadian Framework requires that rate changes come into effect within the calendar year. Only the BC rates are scheduled to come into effect on April 1 of each year.

Impact on Individuals

Raising the carbon tax rate by $5 per tonne will result in increases in carbon tax paid by British Columbians, although the amount will vary depending on family composition and household use of taxable fuels for heating, cooking and transportation. For a family of four with $50,000 annual income, the $5 per tonne increase could attract about an additional $50 a year in carbon tax.

With the increase in the carbon tax, the government is also providing an additional $40 million to low and modest income British Columbians through enhancements

Budget 2017 Update — 2017/18 to 2019/20

Tax Measures

to the low income climate action tax credit. The maximum annual amount per adult will increase by $19.50 to $135 per adult from the current $115.50. The maximum annual amount per child will increase by $5.50 to $40 per child from the current $34.50. Single-parent families will continue to receive the adult amount for the first child in the family.

These enhancements will help ensure that low and modest income families are not made worse off by the increase to the carbon tax.

Future Initiatives

The following measures are also being considered for implementation as part of future budgets:

•    further carbon tax relief, in addition to the enhancements to the low income climate action tax credit;

•            complementary carbon pricing measures to address emissions not currently covered by the carbon tax, in particular fugitive emissions and emissions from slash pile burning;

•            develop strategies with industries to support the transition of carbon intensive sectors to a lower carbon economy; and

•            other investments in climate change solutions that create jobs, benefit communities and reduce climate pollution.

Revenue Neutral Carbon Tax Report and Plan

The requirement in Part 2 of the Carbon Tax Act to prepare an annual Carbon Tax Report and Plan is eliminated, effective for future budgets.

Table 2 Revenue Neutral Carbon Tax Report 2015/16 and 2016/17

	2015/16 [1]	2016/17 [1]
	($ millions)
Carbon tax revenue [2]	1,190	1,220

Reduction in provincial revenues due to designated measures [3]
Personal tax measures:
• Low income climate action tax credit of $115.50 per adult plus $34.50 per child effective July 1, 2011	(192)	(195)
• Reduction of 5% in the first two personal income tax rates	(283)	(309)
• Northern and rural home owner benefit of up to $200 [4]	(83)	(84)
• Home renovation tax credit for seniors and persons with disabilities [5]	(1)	(2)
• Children’s fitness credit and children’s arts credit	(8)	(8)
• Small business venture capital tax credit budget increased	(3)	(5)
• Training tax credit extended — individuals	(9)	(4)
Total personal tax measures	(579)	(607)

Business tax measures:
• General corporate income tax rate reduced from 12% to 11% effective July 1, 2008, to 10.5% effective January 1, 2010, to 10% effective January 1, 2011 and increased to 11% effective April 1, 2013	(218)	(232)
• Small business corporate income tax rate reduced from 4.5% to 3.5% effective July 1, 2008 and to 2.5% effective December 1, 2008	(226)	(230)
• Corporate income tax small business threshold increased from $400,000 to $500,000	(21)	(21)
• Industrial property tax credit of 60% of school property taxes payable by major industry	(23)	(23)
• School property taxes reduced by 50% for land classified as “farm”	(2)	(2)
• Interactive digital media tax credit	(33)	(65)
• Training tax credit extended — businesses	(5)	(8)
• Scientific research and experimental development tax credit extended in 2014	(131)	(148)
• Film Incentive BC tax credit extended in 2009 and enhanced in 2010	(106)	(51)
• Production services tax credit extended in 2009 and enhanced in 2010	(385)	(340)
Total business tax measures	(1,150)	(1,120)

Total designated revenue measures	(1,729)	(1,727)

1     Based on 2015/16 and 2016/17 Public Accounts.

2     The carbon tax applies to fuels and combustibles at rates based on the carbon dioxide equivalent emissions of each particular fuel or combustible.

3     Designated measures are measures designated to return carbon tax to taxpayers. Designated measures for 2015/16 are set out in the Carbon Tax Plan presented with Budget 2015 and designated measures for 2016/17 are set out in the Carbon Tax Plan presented with Budget 2016.

4     Eligible homeowners are those in areas outside the Capital, Greater Vancouver and Fraser Valley Regional Districts.

5     In Budget 2016, this credit was expanded and renamed from the BC seniors’ home renovation tax credit.

Budget 2017 Update — 2017/18 to 2019/20

Tax Measures

Tables 2 and 3 show the Carbon Tax Report 2015/16 and 2016/17 and the Carbon Tax Plan 2017/18 to 2019/20.

Table 2, Revenue Neutral Carbon Tax Report 2015/16 and 2016/17, reports the carbon tax revenues and the cost of the tax reductions for the 2015/16 and 2016/17 fiscal years. For the 2015/16 and 2016/17 fiscal years, this report is based on the 2015/16 and 2016/17 Public Accounts, respectively.

Table 3, Revenue Neutral Carbon Tax Plan 2017/18 to 2019/20, shows carbon tax revenue and tax reduction cost estimates for the revenue measures designated as those that return the carbon tax revenues to taxpayers for 2017/18 to 2019/20.

The three-year fiscal plan for Budget 2017 Update assumes the cost of tax measures with sunset dates continues, for purposes of the plan, beyond their expiry dates. The Revenue Neutral Carbon Tax Plan presented in Table 3 reflects this assumption.

Table 3 Revenue Neutral Carbon Tax Plan 2017/18 to 2019/20

	Forecast
	2017/18	2018/19	2019/20
	($ millions)
Carbon tax revenue [1]	1,228	1,462	1,697

Designated revenue measures:
Personal tax measures:
• Low income climate action tax credit of $115.50 per adult plus $34.50 per child effective July 1, 2011, and increased to $135 per adult plus $40 per child effective April 1, 2018	(195)	(235)	(235
			)
• Reduction of 5% in the first two personal income tax rates	(322)	(345)	(362)
• Northern and rural home owner benefit of up to $200 [2]	(85)	(85)	(86)
• Home renovation tax credit for seniors and persons with disabilities	(2)	(2)	(2)
• Small business venture capital tax credit budget increased [3]	(9)	(9)	(9)
• Training tax credit extended — individuals [4]	(15)	(15)	(15)
• Medical Services Plan premiums reduced by 50% effective January 1, 2018	(311)	(1,245)	(1,260)
Total personal tax measures	(939)	(1,936)	(1,969)

Business tax measures:
• Small business corporate income tax rate reduced from 4.5% to 3.5% effective July 1, 2008, and to 2.5% effective December 1, 2008	(304)	(327)	(324)
• Small business corporate income tax rate reduced from 2.5% to 2% effective April 1, 2017	(79)	(81)	(81)
• Corporate income tax small business threshold increased from $400,000 to $500,000	(21)	(21)	(21)
• Industrial property tax credit of 60% of school property taxes payable by major industry	(23)	(23)	(23)
• School property taxes reduced by 50% for land classified as “farm”	(2)	(2)	(2)
• Training tax credit extended — businesses [4]	(10)	(10)	(10)
• Scientific research and experimental development tax credit extended in 2014 and 2017[4]	(165)	(175)	(185)
• Reduction of the provincial sales tax rate on electricity from 7% to 3.5% effective on a date to be specified by regulation, and the elimination of provincial sales tax on electricity effective April 1, 2019 [5]	(21)	(82)	(164)
Total business tax measures	(625)	(721)	(810)

Total revenue measures	(1,564)	(2,657)	(2,779)

1      The carbon tax applies to fuels and combustibles at rates based on the carbon dioxide equivalent emissions of each particular fuel or combustible.

2          Eligible homeowners are those in areas outside the Capital, Greater Vancouver and Fraser Valley Regional Districts.

3      Forecasted amounts include the cost of the $3.5 million budget increase announced in Budget 2017.

4      The Plan assumes that the cost of tax measures with sunset dates continues beyond their expiry dates.

5      This is considered a business tax measure because electricity purchased for residential use is already exempt from provincial sales tax.

Budget 2017 Update — 2017/18 to 2019/20

Tax Measures

Medical Services Plan Premiums

Medical Services Plan Premiums Eliminated in Four Years

Medical Services Plan (MSP) premiums are regressive, expensive and a significant administrative and compliance burden for families, businesses and government. In addition, the previous government increased premiums by over 100 per cent since 2001 (see chart below). For these reasons, the government is committed to eliminating MSP premiums within four years.

MSP premiums eliminated within 4 years

MSP Premium Elimination Task Force

To ensure MSP premium elimination is accomplished in the best way possible, the government will establish a task force of experts to provide advice and recommendations on how best to replace MSP premium revenue. The task force will be guided by terms of reference with a key focus on tax fairness and economic competitiveness. Recommendations will also ensure MSP premiums are eliminated within four years. The task force will be established in the fall of 2017 and report back to the government by spring of 2018.

MSP Premiums Reduced by 50 per cent effective January 1, 2018

As a first step, MSP premiums will be reduced by 50 per cent effective January 1, 2018 for all British Columbians. This will mean that couples will save up to $900 per year and single adults and single parents will save up to $450 per year.

The previous government had indicated it would limit the 50 per cent reduction to individuals and families with incomes up to $120,000. However, this would have required that individuals and many employers apply for the reduction through a process similar to the premium assistance program, putting significant compliance costs on families, businesses and government. For example, employers that administer group plans would have had to determine the family income of each employee, requiring them to get permission from employees’ spouses in order to properly administer the program. Facing these complexities and knowing the program would be eliminated in a few years, many employers would likely stop administering group plans, forcing employees to apply for the 50 per cent reduction on their own.

The additional complexity and frustration of administering the $120,000 eligibility threshold to individuals, businesses and government would have been unreasonable and a significant number of families with incomes under $120,000 would not receive the reduction.

As such, the government has decided to apply the 50 per cent reduction for all British Columbians, ensuring no new application process is necessary. Premium assistance for low and modest income families (see Table 2.2 in Part 2: Tax Measures) will still be available through the existing application process.

Budget 2017 Update — 2017/18 to 2019/20

Part 3: BRITISH COLUMBIA ECONOMIC REVIEW AND OUTLOOK 1

Summary

Following an estimated increase of 3.6 per cent in 2016, the Ministry of Finance (Ministry) forecasts British Columbia’s economy to grow by 2.9 per cent in 2017, 2.1 per cent in 2018, and 2.0 per cent annually from 2019 to 2021.

The Ministry’s forecast for BC real GDP growth is 0.1 percentage point below the outlook provided by the Economic Forecast Council for 2017 and 0.2 percentage points below for 2018 and beyond. This prudence acknowledges the downside risks to the economic forecast and is one of the levels of prudence built into the fiscal plan.

Chart 3.1 British Columbia’s economic outlook

Downside risks to BC’s economic outlook include uncertainty regarding US fiscal and trade policy, the potential for a slowdown in domestic activity, as well as risks arising from the challenging economic environment in Asia and the euro zone. Additionally, there are risks related to monetary policy tightening and the uncertainties associated with commodity prices and the exchange rate outlook.

British Columbia Economic Activity and Outlook

The Ministry’s estimate for BC real GDP growth in 2016 and the outlook for 2017 are higher than what was projected in Budget 2017 as BC’s economy has performed better than expected. Stronger than anticipated consumer spending and export activity in the latter part of 2016 is primarily responsible for the upward revision to the Ministry’s real GDP estimate for 2016, from 3.0 per cent to 3.6 per cent growth. Meanwhile for 2017, year-to-date data for key indicators such as employment, retail sales, housing starts and exports have exceeded expectations. As such, the Ministry’s forecast for BC real GDP growth of 2.9 per cent in 2017 is higher than the 2.1 per cent projected in Budget 2017. The outlook for BC’s economy for 2018 and beyond is relatively unchanged from the previous outlook as the balance of risks to the domestic and global economy remains largely unchanged.

1  Reflects information available as of August 24, 2017, unless otherwise indicated.

Budget 2017 Update — 2017/18 to 2019/20

British Columbia Economic Review and Outlook

As mentioned above, a variety of economic indicators point to continued strength in BC’s economy in 2017 (see Table 3.1). While so far this year housing starts have been slightly lower than they were in 2016, they remain elevated. An average of six private sector forecasters2 estimate that BC experienced the strongest growth in real GDP among provinces last year (consistent with Statistics Canada’s preliminary real GDP by industry release in May 2017). The same private sector forecasters expect BC’s economic growth to rank near the top of the provincial rankings in 2017 and 2018.

Table 3.1 British Columbia Economic Indicators

			Year-to-Date
	Jan. to Mar. 2017	Apr. to Jun. 2017	Jan. to Jul. 2017
	change from	change from	change from
All data seasonally adjusted	Oct. to Dec. 2016	Jan. to Mar. 2017	Jan. to Jul. 2016
		Per cent change
Employment	+1.3	+1.5	+3.7
Manufacturing shipments	-0.6	+5.1	+8.6 *
Exports	-8.6	+5.0	+16.6 *
Retail sales	+2.8	+4.1	+8.8 *
Housing starts	-8.3	+28.3	-5.4
Non-residential building permits	+10.2	+17.8	+0.1 *

* Data to June

The Labour Market

The pace of employment growth in BC has increased in recent years. Following an annual gain of just 3,100 jobs in 2013 (+0.1 per cent) and moderate increases in both 2014 and 2015, employment in BC increased by 73,300 jobs (+3.2 per cent) in 2016. That momentum has continued so far this year, with employment in the province advancing by 88,500 jobs (+3.7 per cent) in the first seven months of 2017 compared to the same period of last year. Most of the year-to-date job gains have been in full-time employment (about 74,500 jobs), with gains in part-time employment as well (about 14,100 jobs). Year-to-date employment growth was led by the finance, insurance, real estate, rental and leasing sector, as well as the construction industry, while there were job losses in some sectors including the forestry, fishing, mining, quarrying, oil and gas industry.

Chart 3.2 BC employment

Source: Statistics Canada

2   A subset of the Economic Forecast Council that regularly forecasts economic performance in all provinces (BMO, RBC, CIBC, TD, Scotiabank, IHS Markit), as of August 24, 2017.

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British Columbia Economic Review and Outlook

The provincial unemployment rate averaged 5.4 per cent year-to-date to July 2017, down from an average of 6.1 per cent in the first seven months of 2016. BC’s labour force has increased 2.9 per cent year-to-date to July.

Outlook

The Ministry forecasts that employment in BC will increase by 3.1 per cent in 2017, or by approximately 74,700 jobs. In 2018, employment growth of 1.2 per cent is expected, followed by 1.1 per cent annual increases in the medium-term (2019 to 2021). The province’s unemployment rate is expected to average 5.6 per cent in 2017 and 5.8 per cent in 2018, before rising to around 5.9 per cent in the medium-term.

Consumer Spending and Housing

Consumer spending in BC has been rising at an elevated pace in the past few years, bolstered by historically low interest rates, housing activity, increased tourism, and solid economic fundamentals such as improving employment growth. Year-to-date to June, retail sales increased by 8.8 per cent, led by sales at building material and garden equipment and supplies dealers (+25.2 per cent), gasoline stations (+22.6 per cent) and motor vehicle and parts dealers (+11.2 per cent).

Chart 3.3 BC retail sales

Source: Statistics Canada

In 2016, BC housing starts reached their highest level in over two decades. Following a brief cooling period from October 2016 to February 2017, BC housing starts have returned to an elevated level. Year-to-date to July, BC housing starts have averaged 41,251 annualized units, a decrease of 5.4 per cent from the near-record levels of the first seven months of 2016. The value of residential building permits, a leading indicator of home construction, was 7.6 per cent higher in the first half of 2017 compared to the first half of the previous year.

Budget 2017 Update — 2017/18 to 2019/20

British Columbia Economic Review and Outlook

Chart 3.4 BC housing starts

BC home sales have generally mirrored the trends of housing starts. Housing market activity started 2016 at a rapid pace, however activity began to slow in the spring of 2016. Over the course of this year, home sales have rebounded (see Chart 3.5). The average home price in BC peaked at $750,829 in January 2016, fell below $700,000 by June 2016, and then returned above that threshold by April 2017. As of July 2017, the average home price in BC was $718,503.

Chart 3.5 BC housing market activity

Regionally, Greater Vancouver, the Fraser Valley and Victoria have experienced notable declines in unit sales year-to-date to July. As well, average home prices have decreased year-to-date in the Greater Vancouver, Fraser Valley and Northern Lights real estate board regions, while increasing in all other regions.

In recent years, the elevated pace of housing market activity has helped support the provincial economy. Going forward, rising interest rates are likely to weigh on housing

Budget 2017 Update — 2017/18 to 2019/20

British Columbia Economic Review and Outlook

market activity, as are various housing-related policy measures, such as tighter mortgage rules. Since the implementation of the 15 per cent additional property transfer tax in August 2016, the average rate of foreign investment in Metro Vancouver residential real estate has decreased compared to the rates observed before the implementation of the tax.

In terms of non-residential construction activity, the value of non-residential building permits was nearly unchanged (+0.1 per cent) year-to-date to June, with gains in industrial as well as institutional and governmental permits offsetting a decline in commercial permits. Over the past decade, the value of non-residential permits has fluctuated between $3.0 billion and $4.0 billion annually.

Outlook

The Ministry forecasts real household consumption of goods and services to increase by 3.7 per cent in 2017, 2.7 per cent in 2018, and 2.6 per cent on average over the medium-term. Last year, real household consumption grew by an estimated 4.3 per cent.

Following 7.4 per cent growth in 2016, the Ministry expects nominal retail sales to rise 5.9 per cent in 2017, 4.0 per cent in 2018 and 3.6 per cent annually over the medium-term.

The Ministry forecasts housing starts to total 38,300 units in 2017, as housing starts have generally been strong in the first seven months of the year. Housing starts are then forecast to moderate to around 30,300 units in 2018 and to average 27,000 units in the medium-term.

Business and Government

Real business investment is estimated to have increased by 6.9 per cent in 2016, which represents the largest percentage rise since 2006. The increase was primarily driven by the growth in residential investment. Real business investment in both machinery and equipment and non-residential structures is estimated to have increased modestly last year, while real business investment in intellectual property is estimated to have declined in 2016, as it did in the previous two years.

Real expenditures on goods and services by all levels of government are estimated to have increased by 4.2 per cent in 2016, following 2.8 per cent growth in 2015.

Outlook

Looking ahead, real business investment is projected to rise by 4.0 per cent in 2017, with gains in residential, non-residential, and machinery and equipment investment expected to outweigh a decline in intellectual property investment. Thereafter, real business investment is anticipated to grow by 4.4 per cent in 2018 and by around 3.6 per cent annually in the medium-term.

Real expenditures on goods and services by all levels of government are forecast to increase by 2.4 per cent in 2017, 0.1 per cent in 2018 and average about 0.2 per cent annually over the medium-term.

The Ministry expects the net operating surplus of corporations, an approximation of corporate profits, to increase by 9.1 per cent in 2017, by 2.8 per cent in 2018, and by around 2.9 per cent annually in the medium-term.

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British Columbia Economic Review and Outlook

External Trade and Commodity Markets

The recent performance of BC’s international merchandise exports has been mixed, as the performance of energy and non-energy exports have diverged. In the first half of 2017, energy exports increased sharply from their depressed levels in the first half of 2016, while non-energy exports declined. In particular, exports of motor vehicles and parts declined 53.2 per cent and farm, fishing and intermediate food product exports declined 10.2 per cent year-to-date. Though the value of softwood lumber exports has increased 1.6 per cent due to higher prices, in terms of quantity, softwood lumber exports have decreased 12.0 per cent. Altogether, the value of BC’s merchandise exports has increased 16.6 per cent in the first half of 2017 compared to the first half of the previous year, with exports to the US up 10.5 per cent and exports to other international destinations up 24.0 per cent on a year-to-date basis. Meanwhile, shipments of BC’s manufactured goods have increased 8.6 per cent compared to the same period of last year, with notable year-to-date increases in shipments of primary metal and wood products.

Chart 3.6 BC exports

Source: BC Stats

In terms of commodity prices, the Western spruce-pine-fir (SPF) 2x4 lumber price averaged $383 US/000 board feet year-to-date to July, an increase of 28.3 per cent compared to the same period of 2016. In recent months, the price of SPF lumber has been around $400 US/000 board feet. The price of pulp averaged $855 US per tonne year-to-date to July, an increase of 7.1 per cent over the same period of the previous year. In recent months, the price of pulp has been about $890 US per tonne.

Energy prices have generally improved from the low levels observed in early 2016. The West Texas Intermediate (WTI) crude oil price averaged $49.52 US/barrel year-to-date to July, an increase from the $40.06 US/barrel average in the same period last year. Meanwhile, the Plant Inlet price of natural gas averaged $1.43 C/GJ year-to-date to July, up from an average of just $0.69 C/GJ during the same period last year. However, in recent months the price of natural gas and WTI crude oil have both weakened somewhat.

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British Columbia Economic Review and Outlook

Most metal and mineral prices have risen significantly above the lows observed early in 2016. Year-to-date to July 2017, the price of copper, molybdenum, lead, and zinc all recorded double-digit percentage increases compared to the same period of 2016. By contrast, the price of silver increased more modestly (+4.3 per cent) and the price of gold was nearly unchanged (-0.1 per cent).

Outlook

Real exports of goods and services are forecast to rise by 1.5 per cent in 2017, following an estimated increase of 2.2 per cent in 2016. Growth of 1.3 per cent is expected in 2018, followed by growth of around 1.7 per cent annually over the medium-term. The uncertainty surrounding US trade policy, the potential for a slowdown in external demand, and exchange rate uncertainty could have a material negative impact on BC’s exports.

The price of lumber is projected to average $377 US/000 board feet in 2017 and $360 US/000 board feet in 2018, before moderating to around $333 US/000 board feet over the medium-term. The price of natural gas is expected to average $1.60 C/GJ in 2017/18, $1.68 C/GJ in 2018/19, and $1.78 C/GJ in 2019/20. As commodity prices can be volatile, the outlook is subject to considerable uncertainty.

Demographics

BC’s population on April 1, 2017 was 1.3 per cent higher than on the same date in 2016. Over these twelve months, BC’s population rose by 59,544 people, comprising net migration of 52,294 people and natural population growth of 7,250 people. Nearly two-thirds of net migrants arrived from other countries and over a third were from other provinces.

Outlook

The forecast calls for BC’s July 1st population to increase by 1.2 per cent in both 2017 and 2018, followed by average annual growth of about 1.1 per cent over the medium-term.

Total net migration of about 47,800 persons is expected in 2017, with roughly two-thirds from international sources and one-third from other provinces. Net migration is then projected to be around 47,700 persons in 2018 and between 47,400 and 49,400 persons annually over the medium-term.

Inflation

Consumer price inflation in BC was 1.9 per cent in July 2017, having ranged between 1.7 per cent and 2.3 per cent in the first seven months of 2017. Year-to-date to July 2017, consumer prices in BC are up 2.0 per cent compared to the same period last year. Consumer prices have increased in most categories with significant strength in transportation and recreation, reading and education prices. Meanwhile, food price inflation has been muted compared to inflation in other categories. Gasoline prices have fallen in the three most recent months, after increasing in three of the first four months of the year. BC’s rate of inflation has exceeded Canada’s in every month so far this year.

Budget 2017 Update — 2017/18 to 2019/20

British Columbia Economic Review and Outlook

Chart 3.7 BC inflation

Source: Statistics Canada

Outlook

Consumer price inflation in BC is forecast to be 2.1 per cent in both 2017 and 2018, then 2.0 per cent annually in the medium-term. Canada’s rate of inflation is assumed to be 1.7 per cent in 2017, given the relatively soft inflation readings in the first seven months of the year. The rate of inflation in Canada is expected to be 1.9 per cent in 2018 and then 2.0 per cent annually over the medium-term (the Bank of Canada’s inflation target).

Risks to the Economic Outlook

Risks to the BC economic outlook continue to be weighted to the downside. The main risks to the outlook include the following:

•             uncertainty regarding US fiscal and trade policy;

•             potential for a slowdown in domestic and Canadian economic activity;

•             faltering of Europe’s economic recovery as it faces the challenges of the UK exiting the European Union and elevated sovereign debt;

•             slower economic activity in Asia, particularly as China transitions to a consumer-driven economy, resulting in weaker demand for BC’s exports;

•             potential for monetary policy tightening to dampen economic momentum; and

•             exchange rate and commodity price uncertainty.

Budget 2017 Update — 2017/18 to 2019/20

British Columbia Economic Review and Outlook

External Outlook

United States

Eight years have passed since the last US recession and the US economic expansion is now the third-longest on record. Following lackluster growth in 2016 — the weakest annual growth since the recession — the US economy expanded slowly to start 2017, before accelerating in the April to June quarter. Overall, US real GDP grew by 2.0 per cent in the first half of 2017 compared to the first half of the previous year. Robust consumer spending and non-residential investment were partly offset by weakness in residential investment, net exports, and government spending. Over the past six quarters, government spending, which makes up about a sixth of US real GDP, has seen virtually no growth.

Chart 3.8 US economic growth

Source: US Bureau of Economic Analysis                                         * Advance estimate, subject to revision

The US labour market has improved in most respects so far in 2017. US employment has increased 1.6 per cent year-to-date to July. An average of about 184,000 jobs per month were created in the first seven months of 2017, close to the roughly 187,000 jobs per month created on average in 2016 overall. The unemployment rate of 4.3 per cent in May 2017, matched in July 2017, was the lowest in sixteen years. However, the labour force participation rate was 62.9 per cent in July 2017. While little changed from the previous three years, the participation rate is down substantially from before the recession. So far in 2017, wage growth has remained sluggish, only modestly outpacing inflation.

US housing construction has continued to increase so far this year but with less upward momentum than was evident in the previous few years (see Chart 3.9). US housing starts have averaged 1.19 million annualized units in the first seven months of 2017, up from 1.17 million annualized units in the same period last year. On a quarterly basis, housing starts have contracted in three of the four most recent quarters. The residential investment component of real GDP, which includes smaller projects such as renovations in addition to homebuilding, has contracted in three of the last five quarters, which has weighed on economic growth recently. Furthermore, the pace of growth of new and existing home sales has slowed in the past twelve months.

Budget 2017 Update — 2017/18 to 2019/20

British Columbia Economic Review and Outlook

Chart 3.9      US housing starts

Source: US Census Bureau

The growth of US retail sales has been uneven in 2017. Despite several disappointing months, year-to-date retail sales have increased 4.5 per cent compared to the first seven months of last year. Sales at non-store retailers (e.g. online stores) have shown particular strength so far this year, as they have for the past few years. Sales at gasoline stations have fallen over the past six months, as gasoline prices have trended downward over that time. According to Conference Board data, US consumer confidence surged late in 2016, surpassing the pre-recession high. Despite decreasing somewhat since March 2017, consumer confidence in the US remains high.

Chart 3.10      Consensus outlook for the US in 2017

Source: Consensus Economics

The chart above represents forecasts for real GDP growth in 2017 as polled on specific dates. For example, forecasters surveyed on January 9, 2017 had an average 2017 US growth forecast of 2.3 per cent, while on August 7, 2017 they forecast 2017 US growth at 2.1 per cent.

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British Columbia Economic Review and Outlook

Outlook

Consensus Economics (Consensus) forecasters have downgraded their projections for US economic growth in 2017. The August 2017 Consensus survey forecasts 2.1 per cent US real GDP growth in 2017, below the 2.3 per cent forecast in the January Consensus. For 2018, the August Consensus forecasts growth to pick up to 2.4 per cent. Risks to the US outlook include those relating to monetary policy tightening and uncertainty surrounding the direction of fiscal and trade policy.

In recognition of uncertainty regarding the US outlook, the Ministry’s assumptions for US growth are lower than the August 2017 Consensus. The Ministry assumes that US real GDP will expand by 2.0 per cent in 2017, 2.1 per cent in 2018 and 2.0 per cent in each of the remaining years of the forecast horizon.

Table 3.2                                           US Real GDP Forecast: Consensus versus Ministry of Finance

	2017	2018
	Per cent change in real GDP
Ministry of Finance	2.0	2.1
Consensus Economics (August 2017)	2.1	2.4

Canada

The Canadian economy has strengthened following the setback of a 1.4 per cent annualized contraction in the April to June quarter of 2016. Canadian real GDP expanded by an annualized 3.7 per cent in the January to March quarter of 2017. By industry, economic growth has been led by expanded production in the mining, quarrying, oil and gas sector, which has benefited from the improvement in energy prices compared to early 2016. Another bright spot was residential investment, which was 4.2 per cent higher in the January to March quarter of 2017 than in the same quarter in the previous year. However, business investment overall has remained sluggish over that span (-0.1 per cent), following annual declines in 2015 and 2016. Household consumption advanced 3.1 per cent year-over-year in the January to March quarter of 2017.

Chart 3.11            Canadian economic growth

Source: Statistics Canada

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British Columbia Economic Review and Outlook

Alongside faster economic growth, Canadian employment growth has improved from an annual pace of 0.7 per cent in 2016 to growth of 1.7 per cent year-to-date to July 2017. Notably, Canadian employment increased more in the twelve months since July 2016 than it did in the previous 38 months combined. On a year-to-date basis, job gains were concentrated in the services-producing sector (+301,100 jobs), while employment in the goods-producing sector grew more slowly (+9,200 jobs). The national unemployment rate declined from 7.2 per cent at the beginning of 2016 to 6.3 per cent in July 2017. In the first seven months of 2017, the national unemployment rate has averaged 6.6 per cent.

Other indicators have predominantly shown increased Canadian economic activity. Canadian merchandise exports increased 12.7 per cent year-to-date to June, with gains concentrated in the export of energy products, while non-energy exports have increased more slowly. Canadian manufacturing shipments have increased 6.5 per cent in the first half of 2017 compared to the first half of last year, with growth led by petroleum and coal product manufacturing. Canadian retail sales rose 6.8 per cent in the first half of 2017 compared to the first half of the previous year. Meanwhile, Canadian household debt has increased to 169 per cent of disposable income in the January to March quarter, up from 166 per cent of disposable income in the same quarter of last year.

The Canadian housing market has cooled somewhat. The average Canadian home price was $507,464 year-to-date to July, an increase of 3.6 per cent compared to the same period last year, while unit sales declined 3.7 per cent. After Ontario’s introduction of targeted policy measures in April 2017, the Ontario housing market has cooled, particularly in Toronto. Canadian housing starts increased 9.0 per cent year-to-date to July, to average 216,189 units.

Outlook

With the improvement in many economic indicators so far in 2017, the Canadian economy is on track for its fastest annual growth since 2011. The August Consensus anticipates Canadian real GDP growth of 2.9 per cent in 2017 and 2.0 per cent in 2018.

Chart 3.12            Consensus outlook for Canada in 2017

Source: Consensus Economics

The chart above represents forecasts for real GDP growth in 2017 as polled on specific dates. For example, forecasters surveyed on January 9, 2017 had an average 2017 Canadian growth forecast of 2.0 per cent, while on August 7, 2017 they forecast 2017 Canadian growth at 2.9 per cent.

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British Columbia Economic Review and Outlook

There is considerable uncertainty around US-Canada trade policy, with the renegotiation of the North American Free Trade Agreement and volatility related to the softwood lumber dispute. The expectation for higher interest rates further cloud the outlook. Consequently, the Ministry assumes that the Canadian economy will expand by 2.7 per cent in 2017 and by 1.8 per cent in 2018 — somewhat less than the Consensus forecast in both years — followed by 1.9 per cent annual growth over the medium-term.

Table 3.3   Canadian Real GDP Forecast: Consensus versus Ministry of Finance

	2017	2018
	Per cent change in real GDP
Ministry of Finance	2.7	1.8
Consensus Economics (August 2017)	2.9	2.0

Asia

China’s economy grew by 6.9 per cent in the first half of 2017 year-over-year, a slight pick-up from the 6.7 per cent annual pace observed in 2016. However, China’s economy currently faces a number of challenges. While China’s export growth has slowed in recent years and domestic activity has taken a more central role in driving economic growth (consistent with China’s official national plans), there are concerns about the extent to which the economy is relying on credit growth. In May 2017, Moody’s Investors Service downgraded China’s credit rating for the first time in nearly thirty years, citing rising indebtedness and the prospect for slower economic growth. Meanwhile, government measures aimed at cooling the overheated property market have been introduced, with preliminary indications that the measures are having an impact.

In Japan, annualized economic growth was modest, ranging between 1.3 per cent and 1.7 per cent for four consecutive quarters, before accelerating to 4.0 per cent in the April to June quarter of 2017 supported by consumer spending. Despite fiscal stimulus measures and the highly accommodative monetary policy of the Bank of Japan, consumer price inflation in Japan remains subdued. Increasingly, labour shortages are a challenge in Japan given the country’s unfavourable demographic trends (as Japan’s population has declined by over 1 million people since 2010 and Japan’s immigration policy is restrictive).

Outlook

The government of China is targeting real GDP growth of around 6.5 per cent this year. The August 2017 Consensus forecasts China’s real GDP to grow by 6.7 per cent in 2017 and 6.3 per cent in 2018. In recognition of the challenges facing the Chinese economy, the Ministry assumes that China’s real GDP will expand by 6.5 per cent in 2017 and 6.1 per cent in 2018.

The August Consensus forecasts that Japan’s economy will expand by 1.4 per cent in 2017 and by 1.1 per cent in 2018. The Ministry prudently assumes Japan’s real GDP will increase by 1.1 per cent in 2017 and 0.9 per cent in 2018. Potential economic growth in Japan is being held back by structural factors such as demographics.

Budget 2017 Update — 2017/18 to 2019/20

British Columbia Economic Review and Outlook

Europe

The euro zone economy grew at an annualized rate of 2.5 per cent in the April to June quarter of 2017, the third consecutive quarter of solid growth. Alongside this economic growth, unemployment rates have declined year-over-year in all euro zone countries except Estonia. Unemployment rates nevertheless remained high in several euro zone countries in April, including Italy (11.1 per cent), Spain (17.6 per cent) and Greece (21.7 per cent). The European Commission’s economic sentiment index of consumer and business confidence in the euro zone rose in July to its highest level in a decade.

Inflation has diminished in the euro area to 1.3 per cent in July, after starting the year at the European Central Bank (ECB) target of “below, but close to, 2.0 per cent”. The ECB continues to provide substantial monetary policy accommodation in the form of very low policy interest rates and large monthly asset purchases, though further economic momentum may lead the ECB to begin phasing out its asset purchases in 2018.

In the UK, uncertainty is expected to take a toll on investment as the country prepares to exit the European Union. Annualized real GDP growth in the UK was 0.9 per cent in the January to March quarter of 2017 and 1.2 per cent in the April to June quarter — below the growth trend of the previous few years.

Outlook

The August Consensus forecasts the euro zone economy to expand by 2.0 per cent in 2017 and 1.8 per cent in 2018. The region’s economy faces risks from the UK’s exit from the European Union and from elevated sovereign debt in some euro zone countries. As such, the Ministry assumes that the euro zone’s economy will expand by 1.8 per cent in 2017 and 1.4 per cent in 2018.

Financial Markets

Interest rates

On July 12, 2017, the Bank of Canada raised its target for the overnight interest rate to 0.75 per cent. Back in January 2015 and July 2015, the Bank of Canada had lowered the target rate from 1.00 per cent to 0.50 per cent to help the Canadian economy adjust to lower oil prices. By July 2017, the Bank said that it believed that much of this adjustment was complete. As a result of the Bank’s July 2017 announcement, consumers have started to see higher interest rates. For example, in July 2017 the benchmark posted rate on a 5-year fixed mortgage from the chartered banks was the highest it has been since March 2014.

The US Federal Reserve has increased the federal funds target rate four times since December 2015, including three times in the past nine months (most recently in June 2017), and the federal funds rate is now set in the 1.00 to 1.25 per cent range. In July 2017, the Federal Reserve said that it intends to start reducing the amount of assets it holds relatively soon (provided events unfold as anticipated), a move that could raise US interest rates such as long-term bond rates and mortgage rates.

Budget 2017 Update — 2017/18 to 2019/20

British Columbia Economic Review and Outlook

Outlook

The Bank of Canada and the US Federal Reserve are expected to continue tightening monetary policy. Based on the average of six private sector forecasts as of July 21, 2017, the Ministry anticipates that the Bank of Canada will return the target rate to 1.0 per cent before the end of 2017, with the rate expected to average 1.2 per cent in 2018.

Chart 3.13   Interest rate forecasts

Sources: Bank of Canada, US Federal Reserve and BC Ministry of Finance forecasts.

The same six private sector forecasters expect on average that the federal funds rate will be raised once more in 2017 and then raised gradually to an average of 1.7 per cent in 2018.

The interest rate on Canadian three-month Treasury bills is expected to average 0.7 per cent in 2017 and 1.2 per cent in 2018, according to the same six private sector forecasters. Meanwhile, ten-year Government of Canada bond rates are forecast to average 1.8 per cent in 2017 and 2.3 per cent in 2018.

Table 3.4   Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2017	2018	2017	2018
IHS Markit	0.7	1.5	1.8	2.7
CIBC	0.7	1.1	1.7	2.1
BMO	0.7	1.2	1.8	2.2
Scotiabank	0.7	1.3	1.7	2.3
TD	0.6	1.0	1.7	2.4
RBC	0.7	1.2	1.7	2.5
Average (as of July 21, 2017)	0.7	1.2	1.8	2.3

Budget 2017 Update — 2017/18 to 2019/20

British Columbia Economic Review and Outlook

Exchange rate

The value of the Canadian dollar has generally strengthened since the beginning of May 2017, supported by positive economic data and the expectation that the Bank of Canada was increasingly likely to raise interest rates over the near-term. Although the loonie tends to be affected by the price of crude oil, the Canadian dollar has appreciated while the price of crude oil has decreased somewhat in recent months. Overall, the Canadian dollar averaged 75.5 US cents during the first seven months of 2017, similar to the 75.4 US cents observed in the same period last year, and was 79.8 US cents on August 24, 2017.

Chart 3.14   Private sector expectations for the Canadian dollar

Sources: Bank of Canada and BC Ministry of Finance forecasts

*   Based on the average of private sector forecasts. Budget 2017 Update as of July 21, 2017 and Budget 2017 as of January 3, 2017.

Outlook

Based on the average of six private sector forecasts as of July 21, 2017, the Ministry assumes that the Canadian dollar will average 76.3 US cents in 2017 and 77.3 US cents in 2018.

Table 3.5   Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2017	2018
IHS Markit	76.2	76.9
CIBC	76.2	76.1
BMO	76.3	77.7
Scotiabank	76.1	79.0
TD	76.3	78.8
RBC	76.4	75.6
Average (as of July 21, 2017)	76.3	77.3

Budget 2017 Update — 2017/18 to 2019/20

British Columbia Economic Review and Outlook

Table 3.6.1           Gross Domestic Product (GDP): British Columbia

			Forecast
	2015	2016 [e]	2017	2018	2019	2020	2021

Gross Domestic Product at Market Prices:
– Real (chained 2007 $ billions)	231.3	239.5	246.5	251.7	256.8	262.0	267.2
(% change)	3.3	3.6	2.9	2.1	2.0	2.0	2.0

– Nominal (current prices, $ billions)	250.0	262.9	276.2	287.6	299.1	310.8	323.0
(% change)	3.8	5.1	5.1	4.1	4.0	3.9	3.9

– GDP price deflator (2007 = 100)	108.1	109.8	112.0	114.3	116.5	118.6	120.9
(% change)	0.5	1.5	2.1	2.0	1.9	1.9	1.9

Real GDP per person (chained 2007 $)	49,286	50,407	51,295	51,759	52,202	52,662	53,108
(% change)	2.3	2.3	1.8	0.9	0.9	0.9	0.8

Real GDP per employed person
(% change)	2.1	0.4	-0.2	0.9	0.9	0.9	0.9

Unit labour cost[1] (% change)	0.6	0.7	1.7	2.0	2.0	1.9	1.9

Components of Real GDP at Market Prices (chained 2007 $ billions)

Household expenditure on goods and services	145.2	151.4	157.0	161.3	165.5	169.8	174.3
(% change)	3.1	4.3	3.7	2.7	2.6	2.6	2.6

– Goods	58.9	62.3	65.1	66.7	68.1	69.6	71.1
(% change)	3.8	5.7	4.6	2.4	2.1	2.1	2.1

– Services	86.2	89.1	91.9	94.6	97.3	100.1	103.1
(% change)	2.7	3.3	3.1	3.0	2.9	2.9	2.9

NPISH[2] expenditure on goods and services	3.4	3.5	3.5	3.5	3.6	3.6	3.6
(% change)	1.7	1.2	0.9	1.2	0.7	0.6	0.6

Government expenditure on goods and services	39.9	41.5	42.5	42.5	42.8	42.8	42.9
(% change)	2.8	4.2	2.4	0.1	0.5	0.1	0.2

Investment in fixed capital	52.7	56.0	59.2	61.0	62.9	64.4	66.3
(% change)	-0.3	6.2	5.7	3.0	3.3	2.3	2.9

Final domestic demand	241.0	252.1	262.0	268.1	274.5	280.3	286.6
(% change)	2.3	4.6	3.9	2.3	2.4	2.1	2.3

Exports of goods and services	93.4	95.5	96.9	98.1	99.5	101.4	103.2
(% change)	2.8	2.2	1.5	1.3	1.4	1.8	1.8

Imports of goods and services	102.6	106.9	111.2	113.7	116.3	119.0	121.8
(% change)	0.3	4.2	4.0	2.3	2.3	2.3	2.3

Inventory change	0.8	0.1	0.1	0.4	0.3	0.5	0.3

Statistical discrepancy	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1

Real GDP at market prices	231.3	239.5	246.5	251.7	256.8	262.0	267.2
(% change)	3.3	3.6	2.9	2.1	2.0	2.0	2.0

1   Unit labour cost is the nominal cost of labour incurred to produce one unit of real output.

2   Non-profit institutions serving households.

e  Ministry of Finance estimate.

Budget 2017 Update — 2017/18 to 2019/20

British Columbia Economic Review and Outlook

Table 3.6.2     Selected Nominal Income and Other Indicators: British Columbia

				Forecast
	2015	2016		2017	2018	2019	2020	2021
Compensation of employees[1] ($ millions)	123,130	128,408	[e]	134,448	140,036	145,689	151,444	157,424
(% change)	3.9	4.3		4.7	4.2	4.0	3.9	3.9

Household income ($ millions)	221,137	229,631	[e]	239,146	248,795	258,438	268,149	278,254
(% change)	5.3	3.8		4.1	4.0	3.9	3.8	3.8

Net operating surplus ($ millions)	26,222	29,172	[e]	31,822	32,703	33,608	34,535	35,590
(% change)	-0.5	11.2		9.1	2.8	2.8	2.8	3.1

Retail sales ($ millions)	71,614	76,885		81,454	84,752	87,829	91,032	94,340
(% change)	6.9	7.4		5.9	4.0	3.6	3.6	3.6

Housing starts (units)	31,446	41,843		38,300	30,328	27,021	27,039	26,982
(% change)	10.9	33.1		-8.5	-20.8	-10.9	0.1	-0.2

Consumer price index (2002 = 100)	120.2	122.4		124.9	127.6	130.2	132.9	135.5
(% change)	1.1	1.8		2.1	2.1	2.0	2.0	2.0

1 Domestic basis; wages, salaries and employers’ social contributions.

e Ministry of Finance estimate.

Table 3.6.3     Labour Market Indicators: British Columbia

			Forecast
	2015	2016	2017	2018	2019	2020	2021
Population (thousands at July 1)	4,693	4,752	4,806	4,863	4,919	4,975	5,032
(% change)	1.0	1.2	1.2	1.2	1.2	1.1	1.1

Net migration (thousands)

– International[1,4]	12.1	32.9	32.1	32.5	33.0	34.1	36.6

– Interprovincial[4]	21.5	20.0	15.7	15.2	14.4	13.6	12.8

– Total	33.6	52.9	47.8	47.7	47.4	47.7	49.4

Labour force population[2] (thousands)	3,877	3,931	3,978	4,026	4,074	4,122	4,170
(% change)	1.2	1.4	1.2	1.2	1.2	1.2	1.2

Labour force (thousands)	2,458	2,532	2,601	2,635	2,668	2,701	2,731
(% change)	1.3	3.0	2.7	1.3	1.2	1.2	1.1

Participation rate[3] (%)	63.4	64.4	65.4	65.4	65.5	65.5	65.5

Employment (thousands)	2,306	2,380	2,454	2,483	2,511	2,540	2,567
(% change)	1.2	3.2	3.1	1.2	1.1	1.1	1.1

Unemployment rate (%)	6.2	6.0	5.6	5.8	5.9	6.0	6.0

1   International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

2   The civilian, non-institutionalized population 15 years of age and over.

3   Percentage of the labour force population in the labour force.

4   Components may not sum to total due to rounding.

Budget 2017 Update — 2017/18 to 2019/20

British Columbia Economic Review and Outlook

Table 3.6.4 Major Economic Assumptions

			Forecast
	2015	2016	2017	2018	2019	2020	2021
Real GDP
Canada (chained 2007 $ billions)	1,770	1,796	1,845	1,878	1,914	1,950	1,987
(% change)	0.9	1.5	2.7	1.8	1.9	1.9	1.9
US (chained 2009 US$ billions)	16,472	16,716	17,050	17,409	17,757	18,112	18,474
(% change)	2.9	1.5	2.0	2.1	2.0	2.0	2.0
Japan (chained 2011 Yen trillions)	516	521	527	532	536	541	546
(% change)	1.1	1.0	1.1	0.9	0.9	0.9	0.9
China (constant 2010 US$ billions)	8,908	9,505	10,123	10,740	11,374	12,045	12,756
(% change)	6.9	6.7	6.5	6.1	5.9	5.9	5.9
Euro zone[1] (% change)	1.9	1.7	1.8	1.4	1.3	1.3	1.3

Industrial production index
US (2012 = 100)	104.4	103.1	104.7	106.5	108.8	111.1	113.4
(% change)	-0.7	-1.2	1.5	1.8	2.1	2.1	2.1
Japan (2010 = 100)	97.4	97.1	100.2	101.2	102.1	103.1	104.0
(% change)	-1.4	-0.3	3.2	1.0	0.9	0.9	0.9
China (% change)	6.1	6.0	6.0	5.2	5.0	5.0	5.0
Euro zone[1] (2010 = 100)	103.4	104.8	106.6	108.2	109.7	111.3	112.8
(% change)	2.1	1.4	1.7	1.5	1.4	1.4	1.4

Housing starts[2] (thousands)
Canada	196	198	195	175	180	180	180
(% change)	3.3	1.2	-1.5	-10.3	2.9	0.0	0.0
US	1,112	1,174	1,195	1,200	1,200	1,200	1,200
(% change)	10.8	5.6	1.8	0.4	0.0	0.0	0.0
Japan	909	967	930	880	880	880	880
(% change)	1.9	6.4	-3.8	-5.4	0.0	0.0	0.0

Consumer price index
Canada (2002 = 100)	126.6	128.4	130.6	133.1	135.7	138.4	141.2
(% change)	1.1	1.4	1.7	1.9	2.0	2.0	2.0

Canadian interest rates (%)
3-month treasury bills	0.5	0.5	0.7	1.2	1.6	2.0	2.6
10-year government bonds	1.5	1.3	1.8	2.3	2.9	3.3	3.9

United States interest rates (%)
3-month treasury bills	0.1	0.3	0.9	1.6	2.1	2.5	3.0
10-year government bonds	2.1	1.8	2.4	2.9	3.4	3.8	4.2

Exchange rate (US cents / Canadian $)	78.2	75.4	76.3	77.3	78.8	79.9	80.5

British Columbia goods and services
Export price deflator (% change)	-0.2	3.4 [e]	3.8	2.9	2.8	2.7	2.7

1   Euro zone (19) is Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

2   British Columbia housing starts appear in Table 3.6.2.

e    Ministry of Finance estimate.

Budget 2017 Update — 2017/18 to 2019/20

British Columbia Economic Review and Outlook

The Economic Forecast Council, Budget 2017 Update

Introduction

The Budget Transparency and Accountability Act requires the Minister of Finance, in preparing the provincial budget, to consult the Economic Forecast Council (the Council or EFC) on British Columbia’s economic outlook. The 13-member Council is comprised of leading economists from several of Canada’s major banks and private research institutions. In preparation for Budget 2017 Update, Council members submitted revised surveys and comments to the Ministry on July 17, 2017.

The main issues raised by the Council include housing affordability and household debt, uncertainty over the effects of US trade policies, weaker demand from Asia on BC exports, aging demographics, and the opportunity for skills training and innovation within the province.

Forecast details from the Council’s surveys are summarized in the table at the end of this topic box.

British Columbia Outlook

Since the February 2017 budget, Council members have revised their outlook for BC real GDP growth in 2016 upwards in acknowledgement of stronger domestic activity. On average, the Council estimates that BC’s economic growth in 2016 was 3.7 per cent, up 0.6 percentage points from its previous forecast in January 2017. Council members now

Chart 1 — EFC Outlook for BC

Source: Average of Economic Forecast Council forecasts

forecast BC’s economy to grow by 3.0 per cent in 2017 and by 2.3 per cent in 2018, followed by average growth of 2.2 per cent annually from 2019 to 2021. This represents upward revisions to each forecast year compared to the Council’s January 2017 projections (see Chart 1).

Council members, on average, estimate that BC’s economic growth significantly outpaced Canada’s in 2016 and expect BC’s economy to continue to grow faster than the national average throughout the forecast horizon (see Chart 2).

Chart 2 — EFC Outlook for BC and Canada

Source: Average of Economic Forecast Council forecasts

The Council remained optimistic about BC’s economic outlook over the near-term, supported by solid growth in employment and retail sales, as well as steady interprovincial in-migration. Further, most members expect that stronger commodity prices, a favourable exchange rate, and steady US growth will help support BC exports despite uncertainty over the potential drag from restrictive US trade policies.

With regards to BC’s housing market outlook, most members expect a gradual cooling in activity from the elevated levels experienced in recent years, marked by a decline in home sales and a moderation in home price acceleration. Several members remarked that BC’s housing market is supported by fundamentals such as strong employment growth, steady interprovincial and international in-migration, and favourable interest rates. Some members

Budget 2017 Update — 2017/18 to 2019/20

British Columbia Economic Review and Outlook

suggested densification and streamlining permitting processes in conjunction with local governments to help address supply constraints. Looking ahead, most members expect that rising interest rates will temper demand somewhat. Overall, Council members maintain the view that risks to BC’s housing outlook are tilted to the downside, citing the potential for further supply side constraints, reduced purchasing power for low-equity and first-time buyers, and financial vulnerabilities as interest rates rise. Several members anticipate a transition toward a soft landing for BC’s housing market, supported by underlying fundamentals.

The Council also acknowledged that the province’s forestry sector faces challenges such as the recently announced softwood lumber duties and tariffs, and limited availability of wood fibre due to damage caused by the mountain pine beetle. However, several members expect that a continued recovery in US homebuilding and favourable exchange rate may provide some offsetting support to BC exporters.

Other topics noted by Council members included the potential for expanding BC’s natural resource sector, infrastructure development, the importance of skilled labour training, and the need to attract talent through immigration.

Canadian Outlook

The Council estimates that the Canadian economy expanded by 1.5 per cent in 2016, and projects real GDP growth of 2.7 per cent in 2017 and 2.0 per cent in 2018. The Council is calling for the Canadian economy to expand, on average, by 1.8 per cent annually during the 2019 to 2021 period.

Many members expect real GDP growth in Canada to lag behind BC in the coming years, citing BC’s potential for slightly stronger population and labour force growth compared to the national average.

International Outlook

On average, Council members estimate that US real GDP increased by 1.6 per cent in 2016 and project growth of 2.2 per cent in 2017 and 2.3 per cent in 2018, followed by average annual growth of 2.0 per cent during the 2019 to 2021 period.

Participants remarked on the significant uncertainty surrounding the US outlook as the timing and scope of major government policy

British Columbia Economic Forecast Council:

Summary of BC real GDP forecasts, annual per cent change

					Average
Participant	Organization	2016	2017	2018	2019-2021
Doug Porter	Bank of Montreal	3.7	3.2	2.3	2.2
Cameron Muir	BC Real Estate Association	3.7	3.5	2.7	2.5
Ken Peacock	Business Council of BC	3.7	2.7	2.5	2.5
Helmut Pastrick	Central 1 Credit Union	3.7	3.0	2.8	2.5
Avery Shenfeld	CIBC	3.4	2.9	2.3	na
Marie-Christine Bernard	Conference Board	3.9	2.5	2.0	1.8
Arlene Kish	IHS Markit	3.7	2.9	2.5	2.3
Sébastien Lavoie	Laurentian Bank Securities	3.4	2.5	2.2	2.1
Stéfane Marion	National Bank	3.7	2.9	2.2	2.0
Craig Wright	RBC	3.6	3.0	1.8	2.2
Jean-François Perrault	Scotiabank	3.7	3.0	2.2	1.9
Aaron Stokes	Stokes Economic Consulting	3.7	3.5	2.5	2.4
Derek Burleton	TD	3.7	2.9	2.0	1.7
Average		3.7	3.0	2.3	2.2
Standard Deviation		0.1	0.3	0.3	0.3

Budget 2017 Update — 2017/18 to 2019/20

British Columbia Economic Review and Outlook

proposals remain ambiguous. Meanwhile, some members noted that slowing global demand could weigh on BC and Canadian exports, especially with respect to slower growth expectations in China over the medium-term. In addition, a few members identified the potential drag on growth as a result of rising interest rates going forward.

Canadian Dollar

Consistent with previous forecasts, participants submitted divergent projections for the value of the Canadian dollar, with estimates for 2017 ranging from 75.5 US cents to 79.0 US cents. For 2018, forecasts ranged from 75.0 US cents to 80.0 US cents and from 75.8 US cents to 82.3 US cents over the 2019 to 2021 period.

Chart 3 — EFC Outlook for the Dollar

Forecast Survey — Participants’ Opinions

All figures are based	2016		2017		2018		2019 to 2021
on annual averages	Range	Average [1]	Range	Average [1]	Range	Average [1]	Range	Average [1,2]
British Columbia

Real GDP (% change)	3.4 – 3.9	3.7 (13)	2.5 – 3.5	3.0 (13)	1.8 – 2.8	2.3 (13)	1.7 – 2.5	2.2 (12)
Nominal GDP (% change)	3.6 – 6.1	5.1 (13)	3.6 – 6.2	5.3 (13)	3.4 – 5.3	4.3 (13)	3.0 – 5.2	4.2 (12)
GDP Deflator (% change)	-0.1 – 2.4	1.4 (13)	1.0 – 3.2	2.3 (13)	1.4 – 2.8	2.0 (13)	1.3 – 2.7	2.0 (12)
Real business non-residential investment (% change)	-8.4 – 4.5	-1.2 (7)	-2.9 – 4.0	2.1 (7)	1.3 – 5.8	3.6 (7)	2.1 – 11.4	4.5 (7)
Real business machinery and equipment investment (% change)	2.0 – 12.0	4.8 (6)	-1.4 – 7.2	3.3 (6)	0.9 – 8.0	4.6 (6)	3.0 – 9.5	5.0 (6)
Household Income (% change)	3.5 – 6.2	5.3 (9)	2.9 – 7.3	5.3 (9)	3.1 – 5.7	4.3 (9)	3.2 – 6.0	4.3 (9)
Net Migration (thousand persons)	49.5 – 52.9	51.8 (10)	42.8 – 55.1	48.6 (10)	36.5 – 58.8	47.6 (10)	35.5 – 58.9	46.6 (10)
Employment (% change)	3.1 – 3.2	3.1 (13)	2.3 – 4.0	3.3 (13)	0.7 – 2.2	1.4 (13)	0.7 – 1.8	1.3 (12)
Unemployment rate (%)	6.0 – 6.0	6.0 (13)	5.2 – 5.7	5.4 (13)	5.0 – 5.9	5.4 (13)	4.3 – 6.1	5.3 (12)
Net operating surplus of corporations (% change)	-14.3 – 10.0	0.2 (7)	1.5 – 26.9	9.9 (7)	2.0 – 8.0	4.9 (7)	3.0 – 5.0	4.3 (7)
Housing starts (thousand units)	41.8 – 43.0	42.0 (13)	33.0 – 40.2	37.6 (13)	28.0 – 39.4	34.7 (13)	28.0 – 37.0	31.8 (12)
Retail sales (% change)	6.3 – 7.4	7.1 (11)	4.0 – 7.0	6.1 (11)	2.0 – 6.5	4.5 (11)	2.3 – 5.0	4.0 (11)
Consumer price index (% change)	1.4 – 1.9	1.8 (13)	1.7 – 2.3	2.0 (13)	1.8 – 2.3	2.0 (13)	1.6 – 2.2	2.0 (12)

United States

Real GDP (% change)	1.5 – 1.6	1.6 (13)	2.0 – 2.3	2.2 (13)	2.1 – 2.7	2.3 (13)	1.8 – 2.4	2.0 (13)
Intended Federal Funds rate (%)	0.30 – 0.56	0.43 (12)	0.90 – 1.31	1.11 (12)	1.30 – 2.13	1.72 (12)	1.70 – 2.88	2.42 (12)
Housing starts (million units)	1.17 – 1.20	1.18 (13)	1.21 – 1.40	1.27 (13)	1.29 – 1.60	1.36 (13)	1.30 – 1.80	1.46 (13)

Canada

Real GDP (% change)	1.4 – 1.5	1.5 (13)	2.4 - 2.8	2.7 (13)	1.9 – 2.3	2.0 (13)	1.4 – 2.2	1.8 (13)
Bank of Canada overnight target rate (%)	0.50 – 0.50	0.50 (12)	0.50 – 1.50	0.73 (12)	0.75 – 2.54	1.28 (12)	1.00 – 2.85	1.90 (12)
Exchange rate (US cents/C$)	75.4 – 76.0	75.7 (13)	75.5 – 79.0	76.5 (13)	75.0 – 80.0	77.5 (13)	75.8 – 82.3	79.9 (13)
Housing starts (thousand units)	196 – 199	198 (13)	195 – 211	203 (13)	180 – 196	188 (13)	165 – 205	185 (13)
Consumer price index (% change)	1.4 – 1.6	1.4 (13)	1.5 – 2.0	1.8 (13)	1.8 – 2.2	2.0 (13)	1.5 – 2.2	2.0 (13)

1     Based on responses from participants providing forecasts. Number of respondents shown in parentheses.

2     Participants provided an average forecast for 2019 to 2021.

Budget 2017 Update — 2017/18 to 2019/20

Part 4: 2017/18 FIRST QUARTERLY REPORT

2017/18 — Results to June 30, 2017

The following tables provide details on first quarterly results for the period ending June 30, 2017. Year-to-date results may not reflect the seasonality of certain activities, increased spending impacts of pressures such as wildfire management and other emergencies, or other new priority investments included in full year forecasts shown in Part 1: Three Year Fiscal Plan.

Table 4.1 2017/18 Operating Statement

	Year-to-Date to June 30
	2017/18
($ millions)	Budget	Actual	Variance	Actual 2016/17
Revenue	12,812	13,361	549	12,579
Expense	(12,397)	(12,407)	(10)	(11,784)
Surplus	415	954	539	795
Accumulated surplus beginning of the year	5,035	6,390	1,355	3,841
Accumulated surplus before comprehensive income	5,450	7,344	1,894	4,636
Accumulated other comprehensive income from self-supported Crown agencies	28	(176)	(204)	(347)
Accumulated surplus end of period	5,478	7,168	1,690	4,289

Budget 2017 Update — 2017/18 to 2019/20

2017/18 First Quarterly Report

Table 4.2 2017/18 Revenue by Source

	Year-to-Date to June 30
	2017/18
($ millions)	Budget	Actual	Variance	Actual 2016/17
Taxation
Personal income	2,266	2,284	18	2,028
Corporate income	1,467	1,468	1	1,330
Sales [1]	1,707	1,764	57	1,676
Fuel	216	231	15	236
Carbon	303	305	2	277
Tobacco	217	212	(5)	218
Property	593	587	(6)	567
Property transfer	406	548	142	633
Insurance premium	135	145	10	130
	7,310	7,544	234	7,095
Natural resources
Natural gas royalties	55	57	2	2
Forests	134	151	17	154
Other natural resources [2]	299	413	114	347
	488	621	133	503
Other revenue
Medical Services Plan premiums	633	642	9	638
Other fees [3]	760	809	49	749
Investment earnings	273	297	24	288
Miscellaneous [4]	707	735	28	777
	2,373	2,483	110	2,452
Contributions from the federal government
Health and social transfers	1,668	1,668	—	1,618
Other federal contributions [5]	389	333	(56)	301
	2,057	2,001	(56)	1,919
Commercial Crown corporation net income
BC Hydro	82	92	10	88
Liquor Distribution Branch	275	289	14	280
BC Lotteries (net of payments to the federal government)	295	348	53	329
ICBC [6]	(75)	(17)	58	(91)
Transportation Investment Corporation	(21)	(19)	2	(14)
Other [7]	28	19	(9)	18
	584	712	128	610
Total revenue	12,812	13,361	549	12,579

1   Includes provincial sales tax and social services tax/hotel room tax related to prior years.

2   Columbia River Treaty, other energy and minerals, water rental and other resources.

3   Post-secondary, healthcare-related, motor vehicle, and other fees.

4   Includes reimbursements for health care and other services provided to external agencies, and other recoveries.

5   Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

6   Amounts represent ICBC’s earnings during government’s fiscal year.

7   Includes Columbia Power Corporation, BC Railway Company, Columbia Basin Trust power projects, and post-secondary institutions’ self-supported subsidiaries.

Budget 2017 Update — 2017/18 to 2019/20

2017/18 First Quarterly Report

Table 4.3 2017/18 Expense by Ministry, Program and Agency 1

	Year-to-Date to June 30
	2017/18
($ millions)	Budget	Actual	Variance	Actual 2016/17 [2]
Office of the Premier	2	2	—	2
Advanced Education, Skills and Training	507	519	12	494
Agriculture	27	20	(7)	20
Attorney General	136	142	6	130
Children and Family Development	367	360	(7)	331
Citizens’ Services	141	142	1	120
Education	1,742	1,763	21	1,650
Energy, Mines and Petroleum Resources	24	21	(3)	12
Environment and Climate Change Strategy	51	50	(1)	41
Finance	91	70	(21)	73
Forests, Lands, Natural Resource Operations and Rural Development	137	162	25	184
Health	4,627	4,496	(131)	4,368
Indigenous Relations and Reconciliation	8	31	23	31
Jobs, Trade and Technology	23	25	2	32
Labour	3	2	(1)	3
Mental Health and Addictions	—	—	—	—
Municipal Affairs and Housing	278	275	(3)	277
Public Safety and Solicitor General	190	212	22	177
Social Development and Poverty Reduction	743	752	9	701
Tourism, Arts and Culture	30	30	—	35
Transportation and Infrastructure	203	204	1	201
Total ministries and Office of the Premier	9,330	9,278	(52)	8,881
Management of public funds and debt	293	289	(4)	288
Contingencies	—	1	1	2
Funding for capital expenditures	129	44	(85)	78
Refundable tax credit transfers	290	290	—	294
Legislative Assembly and other appropriations	63	57	(6)	33
Subtotal	10,105	9,959	(146)	9,576
Elimination of transactions between appropriations [3]	(14)	(4)	10	(4)
Prior year liability adjustments	—	—	—	(1)
Consolidated revenue fund expense	10,091	9,955	(136)	9,571
Expenses recovered from external entities	620	635	15	610
Funding provided to service delivery agencies	(6,204)	(5,970)	234	(5,935)
Total direct program spending	4,507	4,620	113	4,246
Service delivery agency expense
School districts	1,890	1,802	(88)	1,784
Universities	1,068	1,064	(4)	1,000
Colleges and institutes	293	298	5	283
Health authorities and hospital societies	3,580	3,669	89	3,471
Other service delivery agencies	1,059	954	(105)	1,000
Total service delivery agency expense	7,890	7,787	(103)	7,538
Total expense	12,397	12,407	10	11,784

1         Reflects government’s re-organization effective July 18, 2017.

2         Restated to reflect government’s current accounting policies.

3         Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

Budget 2017 Update — 2017/18 to 2019/20

2017/18 First Quarterly Report

Table 4.4 2017/18 Expense By Function

	Year-to-Date to June 30
	2017/18			Actual
($ millions)	Budget	Actual	Variance	2016/17 [1]
Health:
Medical Services Plan	1,163	1,114	(49)	1,085
Pharmacare	291	314	23	318
Regional services	3,490	3,471	(19)	3,241
Other healthcare expenses [2]	167	184	17	153
	5,111	5,083	(28)	4,797
Education:
Elementary and secondary	2,004	1,945	(59)	1,904
Post-secondary	1,263	1,355	92	1,270
Other education expenses [3]	121	85	(36)	85
	3,388	3,385	(3)	3,259
Social services:
Social assistance [2,3]	462	460	(2)	418
Child welfare [2]	348	339	(9)	316
Low income tax credit transfers	62	62	—	62
Community living and other services	231	244	13	229
	1,103	1,105	2	1,025
Protection of persons and property	391	405	14	362
Transportation	388	390	2	392
Natural resources and economic development	545	546	1	541
Other	433	437	4	427
General government	395	402	7	343
Debt servicing	643	654	11	638
Total expense	12,397	12,407	10	11,784

1     Restated to reflect government’s current organization and accounting policies.

2     Payments for healthcare services by the Ministry of Social Development and Poverty Reduction and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

3     Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.

Budget 2017 Update — 2017/18 to 2019/20

2017/18 First Quarterly Report

Table 4.5 2017/18 Capital Spending

	Year-to-Date to June 30
	2017/18			Actual
($ millions)	Budget	Actual	Variance	2016/17
Taxpayer-supported
Education
School districts	159	116	(43)	115
Post-secondary institutions	224	105	(119)	82
Health	210	134	(76)	173
BC Transportation Financing Authority	292	165	(127)	221
BC Transit	38	22	(16)	3
Government operating (ministries)	128	29	(99)	30
Housing	76	33	(43)	65
Other [1]	19	5	(14)	4
Total taxpayer-supported	1,146	609	(537)	693
Self-supported
BC Hydro	589	576	(13)	580
Columbia River power projects [2]	3	1	(2)	1
Transportation Investment Corporation	18	12	(6)	1
BC Rail	5	1	(4)	3
ICBC	14	10	(4)	22
BC Lottery Corporation	22	4	(18)	13
Liquor Distribution Branch	19	4	(15)	2
Total self-supported	670	608	(62)	622
Total capital spending	1,816	1,217	(599)	1,315

1   Includes BC Pavilion Corporation, other service delivery agencies, and beginning in 2017/18, Tranportation Investment Corporation.

2   Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Budget 2017 Update — 2017/18 to 2019/20

2017/18 First Quarterly Report

Table 4.6 2017/18 Provincial Debt 1

	Year-to-Date to June 30
	2017/18			Actual
($ millions)	Budget	Actual	Variance	2016/17
Taxpayer-supported debt
Provincial government operating	5,167	3,822	(1,345)	7,325
Other taxpayer-supported debt (mainly capital)
Education [2]
Post-secondary institutions [3]	5,038	4,807	(231)	4,615
School districts	8,605	8,254	(351)	7,904
	13,643	13,061	(582)	12,519
Health [2,4]	7,667	7,251	(416)	6,764
Highways and public transit
BC Transit	93	92	(1)	107
BC Transportation Financing Authority [5]	10,242	9,867	(375)	9,030
Public transit	1,000	1,000	—	1,000
SkyTrain extension	1,174	1,174	—	1,174
	12,509	12,133	(376)	11,311
Other
BC Immigrant Investment Fund	201	196	(5)	321
BC Pavilion Corporation	400	375	(25)	379
Provincial government general capital	2,301	2,318	17	1,848
Social housing [6]	714	695	(19)	719
Other [7]	26	38	12	26
	3,642	3,622	(20)	3,293
Total other taxpayer-supported	37,461	36,067	(1,394)	33,887
Total taxpayer-supported debt	42,628	39,889	(2,739)	41,212
Self-supported debt
Commercial Crown corporations
BC Hydro	19,822	19,917	95	17,713
BC Lotteries	161	185	24	220
Columbia Power Corporation	291	286	(5)	296
Columbia River power projects [8]	448	440	(8)	447
Post-secondary institutions’ subsidiaries	310	340	30	225
Transportation Investment Corporation	3,621	3,480	(141)	3,412
Other	32	31	(1)	34
Total self-supported debt	24,685	24,679	(6)	22,347
Total provincial debt	67,313	64,568	(2,745)	63,559

1   Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

2   Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

3   Post-secondary institutions’ debt includes public-private partnership obligations of $28 million for the three months ended June 30, 2016 and $58 million for the three months ended June 30, 2017.

4   Health facilities’ debt includes public-private partnership obligations of $1,477 million for the three months ended June 30, 2016 and $1,597 million for the three months ended June 30, 2017.

5   BC Transportation Financing Authority debt includes public-private partnership obligations of $1,004 million for the three months ended June 30, 2016 and $815 million for the three months ended June 30, 2017.

6   Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation. Social housing debt includes public-private partnership obligations of $89 million for the three months ended June 30, 2016 and $82 million for the three months ended June 30, 2017.

7   Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

8   Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Budget 2017 Update — 2017/18 to 2019/20

2017/18 First Quarterly Report

Table 4.7 2017/18 Statement of Financial Position

	Actual	Year-to-Date
	March 31,	June 30,
($ millions)	2017	2017
Financial assets
Cash and temporary investments	4,232	3,260
Other financial assets	10,260	10,827
Sinking funds	1,087	1,105
Investments in commercial Crown corporations:
Retained earnings	7,511	7,216
Recoverable capital loans	23,848	24,174
	31,359	31,390
	46,938	46,582
Liabilities
Accounts payable and accrued liabilities	8,937	8,858
Deferred revenue	9,661	9,747
Debt:
Taxpayer-supported debt	41,506	39,889
Self-supported debt	24,377	24,679
Total provincial debt	65,883	64,568
Add: debt offset by sinking funds	1,087	1,105
Less: guarantees and non-guaranteed debt	(835)	(827)
Financial statement debt	66,135	64,846
	84,733	83,451
Net liabilities	(37,795)	(36,869)
Capital and other non-financial assets
Tangible capital assets	41,303	41,385
Other non-financial assets	2,882	2,652
	44,185	44,037
Accumulated surplus	6,390	7,168

Changes in Financial Position

Year-to-Date
June 30,
($ millions)	2017

(Surplus) deficit for the period	(954)
Comprehensive income (increase) decrease	176
(Increase) decrease in accumulated surplus	(778)
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	609
Less: amortization and other accounting changes	(527)
Change in net capital assets	82
Increase (decrease) in other non-financial assets	(230)
(148)
Increase (decrease) in net liabilities	(926)
Investment and working capital changes:
Increase (decrease) in cash and temporary investments	(972)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	(295)
Self-supported capital investments	608
Less: loan repayments and other accounting changes	(282)
31
Other working capital changes	578
(363)
Increase (decrease) in financial statement debt	(1,289)
(Increase) decrease in sinking fund debt	(18)
Increase (decrease) in guarantees and non-guaranteed debt	(8)
Increase (decrease) in total provincial debt	(1,315)

Budget 2017 Update — 2017/18 to 2019/20

APPENDIX

A1	Tax Expenditures	103
A1.1	Personal Income Tax — Tax Expenditures	105
A1.2	Corporate Income Tax — Tax Expenditures	106
A1.3	Property Taxes — Tax Expenditures	106
A1.4	Consumption Taxes — Tax Expenditures	107
A2	Interprovincial Comparisons of Tax Rates — 2017	108
A3	Comparison of Provincial and Federal Taxes by Province — 2017	109
A4	Interprovincial Comparisons of Provincial Personal Income Taxes Payable — 2017	111
A5	Material Assumptions — Revenue	112
A6	Natural Gas Price Forecasts — 2017/18 to 2019/20	117
A7	Material Assumptions — Expense	118
A8	Operating Statement — 2010/11 to 2019/20	121
A9	Revenue by Source — 2010/11 to 2019/20	122
A10	Revenue by Source Supplementary Information — 2010/11 to 2019/20	123
A11	Expense by Function — 2010/11 to 2019/20	124
A12	Expense by Function Supplementary Information — 2010/11 to 2019/20	125
A13	Full-Time Equivalents (FTEs) 2010/11 to 2019/20	126
A14	Capital Spending — 2010/11 to 2019/20	127
A15	Statement of Financial Position — 2010/11 to 2019/20	128
A16	Changes in Financial Position — 2010/11 to 2019/20	129
A17	Provincial Debt — 2010/11 to 2019/20	130
A18	Provincial Debt Supplementary Information — 2010/11 to 2019/20	131
A19	Key Provincial Debt Indicators — 2010/11 to 2019/20	132

Budget 2017 Update — 2017/18 to 2019/20

Appendix

A1: Tax Expenditures

Introduction

A tax expenditure is the reduction in revenues from delivering government programs or benefits through the tax system. Tax expenditures are usually made by offering special tax rates, exemptions, or tax credits. Governments introduce tax expenditures primarily to achieve social policy objectives such as transfers to lower-income families or to promote economic development and job creation.

Reporting tax expenditures improves government accountability by providing a more complete picture of government activities. The tax expenditure appendix does not include tax expenditures introduced or expanded in Budget 2017 Update. These are described in Part 2: Tax Measures. Beginning with Budget 2012, refundable tax transfers are accounted for in a voted appropriation. This change does not affect the reporting of tax expenditure costs in the following tables.

The Role of Tax Expenditure Programs

Using the tax system to deliver programs can reduce administration costs and compliance costs for recipients. In certain situations, the tax system allows intended beneficiaries to be readily identified from information that is already collected. In these cases, setting up a separate expenditure program would result in costly overlap and duplication of effort. An example is the BC low income climate action tax credit, which is delivered through the income tax system. If this were a direct provincial expenditure program, a provincial agency or office would have to be established to duplicate much of the work already done by the Canada Revenue Agency. In addition, it would require individuals to undertake a separate, time-consuming application process to qualify for the benefit.

There are, however, several potential drawbacks to tax expenditure programs. First, their overall cost often receives less public scrutiny than is the case for spending programs because annual budget appropriations by the legislature are not typically required. Second, tax expenditure programs do not always effectively target those who are intended to benefit from them. Some tax expenditure programs that are intended to provide tax relief for lower-income earners may, in reality, confer the greatest benefit on higher-income earners who pay the most taxes. Finally, costs are often more difficult to control under a tax expenditure program because the benefits tend to be more open-ended and enforcement is often more difficult than for spending programs.

Tax Expenditure Reporting

Not all tax reductions, credits, exemptions and refunds are classed as tax expenditures.

The emphasis is on tax reductions, credits, exemptions and refunds that are close equivalents to spending programs. By implication, the list does not include tax measures designed to meet broad tax policy objectives such as improving fairness in the tax system, or measures designed to simplify the administration of a tax. The list also does not include anything that is not intended to be part of a tax base.

Tax expenditures that cost less than $2 million are generally not included. Where practical, smaller items have been presented together as an aggregate figure.

Budget 2017 Update — 2017/18 to 2019/20

Appendix

British Columbia Tax Expenditures

The following tables report tax expenditure estimates.

The cost of individual tax expenditures cannot be added together to reach a total tax expenditure figure for two reasons:

•             in some cases the programs interact with one another so that eliminating one program could increase or decrease the cost of another; and

•             eliminating certain tax expenditure programs could change the choices taxpayers make, which in turn would affect the cost estimates.

The estimates for each tax expenditure are based on a static analysis of the costs and do not take into account any behavioural changes, which could change the costs over time. In addition, estimates are generally recalculated each year using current data sources and using refinements to the methods of estimation that can result in significant changes to the value of a given tax expenditure from prior years’ reports.

In Table A1.1, Personal Income Tax – Tax Expenditures, the list of tax expenditures delivered through the income tax system has been separated into two sub-categories.

•             Provincial Measures: This includes all major tax expenditures that are under provincial policy control.

•             Federal Measures: British Columbia shares the cost of some federal income tax expenditure programs because, under the tax collection agreement between British Columbia and the federal government, the Province has agreed to maintain a consistent income tax base with the federal government in the interest of reducing administration and compliance costs.

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A1.1 Personal Income Tax — Tax Expenditures

			2016/17
			Estimated Cost
			($ millions)
	Personal Income Tax
	Provincial Measures
	BC early childhood tax benefit		139
	Low income climate action tax credit		195
	Sales tax credit		49
	Training tax credit		4
	Venture capital tax credit		27
	BC mining flow-through share tax credit		10
	Political contributions tax credit		3
	Home renovation tax credit for seniors and persons with disabilities		2
	Provincial non-refundable credits: [1]
	• Charitable donations tax credit		208
	• Tax credits for tuition and education		52
	• Tax credits for persons with disability and medical expenses		91
	• Pension income tax credit		28
	• Credit for persons age 65 and older		66
	• Spousal and equivalent-to-spouse credits		74
	• Tax credit for Canada Pension Plan contributions		161
	• Tax credit for Employment Insurance premiums paid		56
	• Children’s fitness and arts tax credits		9
	Federal Measures [2]
	Pension income splitting		71
	Child care expense deduction		49
	Exemption from capital gains for small businesses and family farms		88
	Deduction for residents of northern and isolated areas		10
	Non-taxation of business-paid health and dental benefits		125
	Registered Retirement Savings Plans: [3]
• exemption for	— contributions	378
	— investment earnings	603
	• taxation of withdrawals	(274)
	Total		707
	Registered Pension Plans: [3]
• exemption for	— contributions	752
	— investment earnings	873
	• taxation of withdrawals	(449)
	Total		1,176
	Tax-Free Savings Accounts		39

1         Provincial non-refundable credits are generally based on estimates of credit claims by British Columbia residents.

2         These measures are federal measures but the estimates show only the foregone provincial revenue. Each measure is calculated from the 2016 federal cost projections as reported in the Government of Canada’s Report on Federal Tax Expenditures 2016 by applying British Columbia residents’ share of the measure and the relevant tax rates. Certain tax expenditure items have been excluded where no data were available or the amounts were immaterial.

3         Registered Retirement Savings Plans and Registered Pension Plans are treated in the same way as in the federal tax expenditure report. The tax expenditure associated with these plans is presented as the amount of tax that would otherwise be paid in the year of deferral, were the deferral not available. However, this type of estimate overstates the true costs of these preferences because taxes are eventually paid, including tax on investment earnings. An estimate that does not overstate these costs would, however, be difficult to develop and would require some largely speculative assumptions.

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A1.2 Corporate Income Tax — Tax Expenditures

2016/17 Estimated Cost
($ millions)
Corporate Income Tax [1]
Charitable donations deduction [2]	32
Training tax credit [3]	8
Film and television tax credits:
• Film Incentive BC tax credit [4]	51
• Production services tax credit [5]	340
Total	391
International business activities tax refund [6]	19
Scientific research and experimental development tax credit [7]	148
Mining exploration tax credit [8]	40
Book publishing tax credit	3
Interactive digital media tax credit [9]	65

1   Includes prior year adjustments for refundable tax credits.

2   The deduction offered for corporate charitable donations is a federal measure, but the estimate shows only the foregone provincial revenue. This is calculated from the 2016 federal cost projection as reported in Government of Canada’s Report on Federal Tax Expenditures 2016 by applying British Columbia’s share of corporate taxable income and the relevant tax rates to the federal estimate and increasing it by corporate income tax revenue growth.

3   Includes prior year adjustment of -$2 million.

4   Includes prior year adjustment of -$39 million.

5   Includes prior year adjustment of -$61 million.

6   Includes employee income tax refunds.

7   Includes prior year adjustment of -$2 million.

8   Includes prior year adjustment of -$2 million.

9   Includes prior year adjustment of +$9 million.

Table A1.3 Property Taxes — Tax Expenditures

2016/17 Estimated Cost
($ millions)
School and Rural Area Property Tax
Assessment exemption of $10,000 for industrial and business properties [1]	8
Overnight tourist accommodation assessment relief [1]	3
Home owner grant [2]	797

Property Transfer Tax
Exemptions for the following:
• First-time home buyers	85
• Newly built homes	77
• Property transfers between related individuals	130
• Property transfers to municipalities, regional districts, hospital districts, library boards, school boards, water districts and educational institutions	9
• Property transfers to charities registered under the Income Tax Act (Canada)	11

1   Estimates are for the 2016 calendar year and include only school and rural area property taxes levied by the Province.

2   The home owner grant includes the northern and rural home owner benefit.

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A1.4 Consumption Taxes — Tax Expenditures

2016/17 Estimated Cost
($ millions)
Fuel Tax [1]
Tax exemption for alternative fuels	15
Tax exemption for international flights (jet fuel)	20
Tax exemptions for farmers [2]	8
Provincial Sales Tax [1]
Exemptions for the following items:
• Food (basic groceries, snack foods, candies, non-alcoholic beverages and restaurant meals)	1,263
• Residential energy (e.g. electricity, natural gas, fuel oil)	223
• Prescription and non-prescription drugs, vitamins and certain other health care products	234
• Children’s clothing and footwear	47
• Clothing patterns, fabrics and notions	4
• Specified school supplies	26
• Books, magazines and newspapers	39
• Basic land-line telephone and cable service	59
• “1-800” and equivalent telephone services	3
• Specified safety equipment	26
• Labour to repair major household appliances, clothing and footwear	8
• Livestock for human consumption, and feed, seed and fertilizer	56
• Specified energy conservation equipment	16
• Bicycles	14

1   Estimates are based on Statistics Canada data and/or administrative data.

2   Estimate is for both motor fuel tax and carbon tax.

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A2 Interprovincial Comparisons of Tax Rates — 2017

  (Rates known and in effect as of August 15, 2017)

Tax	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	Newfound- land and Labrador
Corporate income tax (per cent of taxable income)
General rate [1]	11	12	11.5	12	11.5	11.8	14	16	16	15
Manufacturing rate [2]	11	12	9.5	12	10	11.8	14	16	16	15
Small business rate [3]	2	2	2	0	4.5	8	3	3	4.5	3
Small business threshold ($000s)	500	500	500	450	500	500	500	500	500	500
Corporation capital tax (per cent) Financial [4]	Nil	Nil	0.7/4	6	Nil	Nil	4/5	4	5	6
Health care premiums/month ($) Individual/family [5]	75/150	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Payroll tax (per cent) [6]	Nil	Nil	Nil	2.15	1.95	4.26	Nil	Nil	Nil	2
Insurance premium tax (per cent) [7]	2-4.4	3-4	3-4	2-3	2-3.5	3.48	2-3	3-4	3.75-4	5
Fuel tax (cents per litre) [8]
Gasoline	21.17	17.49	15.0	14.0	22.3	29.2	24.7	24.7	22.3	34.6
Diesel	22.67	18.35	15.0	14.0	21.5	29.3	30.7	23.9	29.5	31.5
Sales tax (per cent) [9]
General rate	7	Nil	6	8	8	9.975	10	10	10	10
Tobacco tax (dollars per carton of 200 cigarettes) [10]	47.80	50.00	60.63	68.24	40.11	29.80	61.80	66.20	60.66	59.56

1              British Columbia intends to increase its general rate to 12 per cent effective January 1, 2018.

2              In British Columbia (and some other provinces), the general rate applies to income from manufacturing and processing. In Quebec, the rate for manufacturing corporations eligible for the small business rate is 4 per cent; the rate for other manufacturing corporations is the general rate.

3              British Columbia intends to decrease its small business rate to 2 per cent effective retroactively to April 1, 2017.

4              In Saskatchewan, small financial corporations pay the rate of 0.7 per cent on their capital. A small financial corporation has less than $1.5 billion in taxable capital. Large financial corporations are subject to the 4 per cent rate for all taxable capital. In New Brunswick, trust and loan companies are subject to the rate of 4 per cent, while banks are subject to the rate of 5 per cent.

5              British Columbia intends to reduce Medical Services Plan premiums by 50 per cent effective January 1, 2018. Ontario levies a health premium, as part of its provincial personal income tax system, of up to $900 per year.

6              Provinces with payroll taxes provide payroll tax relief for small businesses. Quebec also levies a compensation tax of up to 4.48 per cent on salaries and wages paid by financial institutions.

7              Lower rates apply to premiums for life, sickness and accident insurance; higher rates apply to premiums for property insurance including automobile insurance. In Manitoba, Ontario, Quebec, and Newfoundland and Labrador, specific sales taxes also apply to certain insurance premiums except, generally, those related to individual life and health.

8              Tax rates are for regular fuel used on highways and include all provincial taxes payable by consumers at the pump. The British Columbia rates include 6.75 cents per litre dedicated to the BC Transportation Financing Authority and the carbon tax rates of 6.67 cents per litre for gasoline and 7.67 cents per litre for diesel. The British Columbia rates do not include regional taxes that increase the gasoline and diesel tax rates by 11 cents per litre in the South Coast British Columbia transportation service region and by 3.5 cents per litre in the Capital Regional District. The Alberta rates include carbon levy rates of 4.49 cents per litre for gasoline and 5.35 cents per litre for diesel. The tax rates for Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador include provincial sales tax based on average pump prices as of August 2017. Quebec’s tax rates do not include increased or reduced regional tax rates, such as an additional tax of 3 cents per litre on gasoline in the Montreal area.

9              Tax rates shown are statutory rates. Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador have harmonized their sales taxes with the federal GST. Alberta imposes a 4 per cent tax on short-term rental accommodation.

10         Includes estimated provincial sales tax in all provinces except British Columbia, Alberta and Quebec. British Columbia intends to increase its tobacco tax rate to $49.40 per carton effective on a date to be set be regulation.

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A3 Comparison of Provincial and Federal Taxes by Province — 2017

											New-
										Prince	foundland
				Saskat-				New	Nova	Edward	and
Tax		British Columbia	Alberta	chewan	Manitoba	Ontario	Quebec	Brunswick	Scotia	Island	Labrador
		($)
Two Income Family of Four - $90,000
1.	Provincial Income Tax	3,072	3,994	3,568	5,670	3,455	7,121	5,834	6,767	6,736	5,815
	Net Child Benefits	-660	0	0	—	0	-2,257	0	0	—	0
2.	Property Tax - Gross	4,136	3,578	4,955	3,945	5,471	5,525	5,300	4,455	3,721	3,316
	- Net	3,566	3,578	4,955	3,945	5,471	5,525	5,300	4,455	3,721	3,316
3.	Sales Tax	1,564	0	1,468	1,907	2,224	2,835	2,747	2,697	2,411	2,653
4.	Fuel Tax	218	195	225	210	335	438	371	371	335	519
5.	Net Carbon Tax	236	-105	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	7,996	7,662	10,216	11,732	11,484	13,661	14,252	14,290	13,202	12,302
7.	Health Care Premiums/Payroll Tax	1,800	—	—	1,935	1,755	3,834	—	—	—	1,800
8.	Total Provincial Tax	9,796	7,662	10,216	13,667	13,239	17,495	14,252	14,290	13,202	14,102
9.	Federal Income Tax	7,770	7,770	7,770	7,770	7,770	7,745	7,770	7,770	7,770	7,770
10.	Net Federal GST	1,474	1,568	1,511	1,379	1,427	1,354	1,384	1,359	1,399	1,337
11.	Total Tax	19,041	17,000	19,497	22,816	22,437	26,594	23,406	23,420	22,372	23,209

Two Income Family of Four - $60,000
1.	Provincial Income Tax	1,216	1,555	590	2,551	767	2,999	3,047	3,544	3,715	3,037
	Net Child Benefits	-660	-448	0	—	0	-3,357	0	0	—	0
2.	Property Tax - Gross	3,011	2,904	3,302	3,190	3,924	3,798	2,947	2,795	2,959	2,283
	- Net	2,441	2,904	3,302	3,190	3,924	3,798	2,947	2,795	2,959	2,283
3.	Sales Tax	1,303	0	1,259	1,637	1,842	2,539	1,960	2,293	1,943	2,254
4.	Fuel Tax	218	195	225	210	335	438	371	371	335	519
5.	Net Carbon Tax	208	-106	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	4,725	4,099	5,375	7,587	6,869	6,417	8,325	9,003	8,951	8,093
7.	Health Care Premiums/Payroll Tax	1,800	—	—	1,290	1,170	2,556	—	—	—	1,200
8.	Total Provincial Tax	6,525	4,099	5,375	8,877	8,039	8,973	8,325	9,003	8,951	9,293
9.	Federal Income Tax	4,001	4,001	4,001	4,001	4,001	3,984	4,001	4,001	4,001	4,001
10.	Net Federal GST	1,228	1,339	1,295	1,183	1,225	1,220	1,180	1,155	1,187	1,136
11.	Total Tax	11,754	9,439	10,671	14,061	13,264	14,177	13,506	14,159	14,139	14,430

Two Income Family of Four - $30,000
1.	Provincial Income Tax	0	0	-824	-460	-593	-3,302	0	305	377	0
	Net Child Benefits	-660	-1,393	0	—	-2,087	-3,613	-52	0	—	0
2.	Property Tax	—	—	—	—	—	—	—	—	—	—
3.	Sales Tax	1,060	0	988	1,347	507	2,298	1,131	1,866	1,507	991
4.	Fuel Tax	145	130	150	140	223	292	247	247	223	346
5.	Net Carbon Tax	-126	-106	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	420	-1,369	314	1,027	-1,950	-4,325	1,326	2,418	2,107	1,337
7.	Health Care Premiums/Payroll Tax	0	—	—	645	585	1,278	—	—	—	600
8.	Total Provincial Tax	420	-1,369	314	1,672	-1,365	-3,047	1,326	2,418	2,107	1,937
9.	Federal Income Tax	256	256	256	256	256	248	256	256	256	256
10.	Net Federal GST	151	233	169	125	212	262	125	92	122	110
11.	Total Tax	827	-880	739	2,053	-897	-2,538	1,707	2,766	2,485	2,303

Unattached Individual - $25,000
1.	Provincial Income Tax	301	349	361	694	240	-187	649	949	1,356	1,015
2.	Property Tax	—	—	—	—	—	—	—	—	—	—
3.	Sales Tax	477	0	457	600	484	940	621	886	656	429
4.	Fuel Tax	145	130	150	140	223	292	247	247	223	346
5.	Net Carbon Tax	-49	-59	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	873	420	968	1,434	947	1,045	1,517	2,082	2,236	1,790
7.	Health Care Premiums/Payroll Tax	0	—	—	538	488	1,065	—	—	—	500
8.	Total Provincial Tax	873	420	968	1,971	1,434	2,110	1,517	2,082	2,236	2,290
9.	Federal Income Tax	1,405	1,405	1,405	1,405	1,405	1,398	1,405	1,405	1,405	1,405
10.	Net Federal GST	58	85	63	30	46	35	41	24	27	20
11.	Total Tax	2,336	1,909	2,436	3,406	2,885	3,542	2,963	3,510	3,667	3,715

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A3 Comparison of Provincial and Federal Taxes by Province — 2017 (continued)

											New-
										Prince	foundland
				Saskat-				New	Nova	Edward	and
Tax		British Columbia	Alberta	chewan	Manitoba	Ontario	Quebec	Brunswick	Scotia	Island	Labrador
		($)
Unattached Individual - $80,000
1.	Provincial Income Tax	3,959	5,161	6,400	6,979	5,078	8,921	7,525	8,401	8,041	7,556
2.	Property Tax - Gross	2,060	2,873	3,582	4,711	3,803	5,041	2,396	3,672	2,727	2,342
	- Net	1,490	2,873	3,582	4,711	3,803	5,041	2,396	3,672	2,727	2,342
3.	Sales Tax	1,119	0	1,036	1,350	1,664	1,962	2,021	1,973	1,758	1,931
4.	Fuel Tax	218	195	225	210	335	438	371	371	335	519
5.	Net Carbon Tax	186	196	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	6,971	8,425	11,242	13,250	10,880	16,362	12,313	14,416	12,861	12,349
7.	Health Care Premiums/Payroll Tax	900	—	—	1,720	1,560	3,408	—	—	—	1,600
8.	Total Provincial Tax	7,871	8,425	11,242	14,970	12,440	19,770	12,313	14,416	12,861	13,949
9.	Federal Income Tax	10,151	10,151	10,151	10,151	10,151	10,119	10,151	10,151	10,151	10,151
10.	Net Federal GST	1,132	1,188	1,102	1,022	1,065	943	1,022	997	1,035	976
11.	Total Tax	19,155	19,765	22,496	26,143	23,656	30,833	23,486	25,565	24,046	25,076

Senior Couple with Equal Pension Incomes - $30,000
1.	Provincial Income Tax	0	0	-592	-1,109	-1,604	-1,236	0	-237	0	-1,200
2.	Property Tax - Gross	3,011	2,904	3,302	3,190	3,924	3,798	2,947	2,795	2,959	2,283
	- Net	2,166	2,904	3,302	3,190	3,924	3,798	2,947	2,795	2,959	2,283
3.	Sales Tax	867	0	804	1,151	864	1,693	1,069	1,657	1,271	1,263
4.	Fuel Tax	145	130	150	140	223	292	247	247	223	346
5.	Net Carbon Tax	-57	-111	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	3,121	2,923	3,664	3,372	3,407	4,547	4,264	4,463	4,453	2,691
7.	Health Care Premiums/Payroll Tax	0	—	—	—	—	—	—	—	—	—
8.	Total Provincial Tax	3,121	2,923	3,664	3,372	3,407	4,547	4,264	4,463	4,453	2,691
9.	Federal Income Tax	0	0	0	0	0	0	0	0	0	0
10.	Net Federal GST	322	348	317	325	320	281	288	282	296	341
11.	Total Tax	3,443	3,271	3,981	3,696	3,727	4,828	4,552	4,745	4,750	3,032

Personal Income Tax

•        Income tax is based on basic personal credits, applicable credits and typical major deductions at each income level. Quebec residents pay federal income tax less an abatement of 16.5 per cent of basic federal tax. This abatement has been used to reduce Quebec provincial tax rather than federal tax, for comparative purposes. The two income family of four with $60,000 annual income is assumed to have one spouse earning $40,000 and the other $20,000, the family with $90,000 income is assumed to have one spouse earning $50,000 and the other $40,000, the family with $30,000 is assumed to have each spouse earning $15,000 and each senior is assumed to receive $15,000. All representative families are assumed to have employment income except the senior couple.

Net Child Benefits

•        Net child benefits are provincial measures affecting payments to families with children. Provincial child benefit measures are available in British Columbia (BC Early Childhood Tax Benefit), Alberta (Alberta Child Benefit, Family Employment Credit), Ontario (Child Benefit), Quebec (Child Assistance Payments), New Brunswick (Child Tax Benefit), Nova Scotia (Child Benefit) and Newfoundland and Labrador (Child Benefit).

Property Tax

•        It is assumed that the family at $30,000 and the individual at $25,000 rent accommodation, the family at $60,000 and the senior couple own bungalows, the family at $90,000 owns a two-storey executive-style home, and the individual at $80,000 owns a luxury condominium in a major city for each province. Net local and provincial property taxes are estimated as taxes owing, after credits provided through the property tax system are subtracted.

Sales, Fuel and Carbon Tax Estimates

•        Includes sales tax on meals, liquor and accommodation. Estimates are based on expenditure patterns from the Survey of Household Spending. In estimating individual and family taxable consumption, disposable income is reduced by 20 per cent to reflect housing (mortgage and property taxes or rent) costs. The senior couple is assumed to own their home and have no mortgage costs. For each province, disposable income is further reduced by estimated federal income taxes, estimated provincial income taxes and health care premiums/payroll taxes if applicable. In addition, the single individual with $80,000 annual income and the family with $90,000 annual income are assumed to have savings equal to 5 per cent of their disposable income. For each family, disposable income is distributed among expenditures using the consumption pattern of a typical family with the relevant characteristics as estimated using family expenditure data, and the relevant sales tax component is extracted. Sales tax includes: provincial retail sales taxes in British Columbia, Saskatchewan, and Manitoba; Quebec’s value added tax; the provincial component of the HST in Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador; and Alberta’s Tourism Levy. Sales tax estimates have been reduced by sales tax credits where applicable.

•        Fuel tax is based on annual consumption: 1,000 litres of unleaded fuel for the individual at $25,000, the family at $30,000 and the senior couple; others are assumed to consume 1,500 litres.

•        Carbon tax applies in British Columbia to household consumption of gasoline, natural gas and home heating fuel. Estimated carbon tax liabilities are based on natural gas and home heating fuel consumption amounts from the Survey of Household Spending and the assumed fuel consumption noted above. Net carbon tax is estimated as carbon tax liabilities less the low income climate action tax credit where applicable. Alberta implemented a carbon levy in 2017. The price is currently set at $20 per tonne of carbon dioxide equivalent emissions but will increase to $30 per tonne in 2018. Assumptions regarding natural gas and fuel consumption in Alberta are taken from Alberta Treasury Board and Finance.

Health Care Premiums/Payroll Tax

•        A separate health care premium is levied in British Columbia. Payroll taxes, in the four provinces that levy them, are paid by the employer. Employer-paid payroll taxes and employer-paid health care premiums are generally reflected in reduced wages.

Effective Tax Rates

•        British Columbia taxes have been calculated using rates in effect for 2017. Taxes for other provinces were calculated using rates that were announced prior to February 1, 2017, and that come into effect during 2017.

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A4 Interprovincial Comparisons of Provincial Personal Income Taxes Payable 1 — 2017

(Rates known as of August 15, 2017)

										New-
									Prince	foundland
	British		Saskat-				New	Nova	Edward	and
Taxable income	Columbia	Alberta	chewan	Manitoba	Ontario	Quebec[2]	Brunswick	Scotia	Island	Labrador
	Annual provincial taxes payable [3] ($)
$10,000	0	0	0	0	0	0	0	0	0	0
$20,000	3	17	300	1,007	408	267	331	862	848	142
$30,000	831	951	1,304	2,044	1,210	1,636	1,536	1,758	1,964	1,672
$40,000	1,412	1,885	2,309	3,220	1,832	3,127	2,676	3,196	3,200	2,726
$50,000	2,149	2,819	3,408	4,424	2,774	4,801	4,040	4,633	4,516	4,118
$60,000	2,905	3,791	4,653	5,668	3,674	6,470	5,495	6,117	5,868	5,544
$70,000	3,675	4,791	5,928	7,036	4,589	8,132	6,977	7,784	7,423	6,994
$80,000	4,506	5,791	7,203	8,776	5,724	9,793	8,459	9,451	9,093	8,552
$100,000	6,797	7,791	9,753	12,256	8,734	13,581	11,727	12,843	12,433	11,712
$125,000	10,269	10,291	12,940	16,606	13,087	18,857	15,857	17,218	17,018	15,662
$150,000	13,944	13,258	16,544	20,956	17,439	24,185	20,204	21,593	21,611	19,941
	Provincial personal income taxes as a per cent of taxable income (%)
$10,000	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
$20,000	0.0	0.1	1.5	5.0	2.0	1.3	1.7	4.3	4.2	0.7
$30,000	2.8	3.2	4.3	6.8	4.0	5.5	5.1	5.9	6.5	5.6
$40,000	3.5	4.7	5.8	8.0	4.6	7.8	6.7	8.0	8.0	6.8
$50,000	4.3	5.6	6.8	8.8	5.5	9.6	8.1	9.3	9.0	8.2
$60,000	4.8	6.3	7.8	9.4	6.1	10.8	9.2	10.2	9.8	9.2
$70,000	5.2	6.8	8.5	10.1	6.6	11.6	10.0	11.1	10.6	10.0
$80,000	5.6	7.2	9.0	11.0	7.2	12.2	10.6	11.8	11.4	10.7
$100,000	6.8	7.8	9.8	12.3	8.7	13.6	11.7	12.8	12.4	11.7
$125,000	8.2	8.2	10.4	13.3	10.5	15.1	12.7	13.8	13.6	12.5
$150,000	9.3	8.8	11.0	14.0	11.6	16.1	13.5	14.4	14.4	13.3

1   Calculated for a single individual with wage income and claiming credits for Canada Pension Plan and Quebec Pension Plan contributions, Employment Insurance premiums, Quebec Parental Insurance Plan premiums, and the basic personal amount.

2   Quebec residents pay federal tax less an abatement of 16.5 per cent of federal tax. In the table, the Quebec abatement has been used to reduce Quebec provincial personal income tax for comparative purposes.

3   Includes provincial low income reductions, surtaxes payable in Ontario and Prince Edward Island, and the Ontario Health Premium tax. Excludes credits for sales and property tax credits.

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A5 Material Assumptions — Revenue

	Budget
Revenue Source and Assumptions	Estimate	Plan	Plan
($ millions unless otherwise specified)	2017/18	2018/19	2019/20	2017/18 Sensitivities
Personal income tax *	$9,053	$9,885	$10,341
Current calendar year assumptions
Household income growth	4.1%	4.0%	3.9%	+/- 1 percentage point change in 2017 BC household income growth equals +/- $100 to $110 million
Compensation of employees growth	4.7%	4.2%	4.0%
Tax base growth	4.3%	4.1%	3.9%
Average tax yield	5.39%	5.59%	5.64%
Current-year tax	$8,770	$9,486	$9,934
Prior year’s tax assessments	$430	$440	$450
Unapplied taxes	$90	$90	$90
BC Tax Reduction	$-159	$-162	$-165
Non-refundable BC tax credits	$-96	$-91	$-91
Policy neutral elasticity **	1.3	1.2	1.2	+/- 0.5 change in 2017 BC policy neutral elasticity equals +/- $150 to $170 million
Fiscal year assumptions
Prior-year adjustment	$-173

2016 Tax-year	2016 Assumptions
Household income growth	3.8%

+/- 1 percentage point change in 2016 BC household or taxable income growth equals +/- $100 to $110 million one-time effect (prior-year adjustment) and could result in an additional +/-$80 to $100 million base change in 2017/18

Tax base growth	2.0%
Average 2016 tax yield	3.34%
2016 tax	$8,340
2015 & prior year’s tax assessments	$420
Unapplied taxes	$90
BC Tax Reduction	$-156
Non-refundable BC tax credits	$-95
Policy neutral elasticity **	0.8

* Reflects information as at August 25, 2017

** Ratio of annual per cent change in current-year revenue to annual per cent change in personal income (calendar year).

Corporate income tax *	$4,303	$4,112	$4,135
Components of revenue (fiscal year)
Instalments - subject to general rate	$3,430	$3,679	$3,798
Instalments - subject to small business rate	$301	$307	$317
Non-refundable BC tax credits	$-110	$-116	$-122
Advance instalments	$3,621	$3,870	$3,993
International Business Activity Act refunds	$-20	$-15	$-10
Prior-year settlement payment	$702	$257	$152
Current calendar year assumptions
National tax base ($ billions)	$340.7	$341.7	$349.5	+/- 1% change in the 2017 national tax base equals +/- $20 to $40 million
BC instalment share of national tax base	12.5%	13.3%	13.4%
Effective tax rates (general/small business)	11.0 / 2.1	12.0 / 2.0	12.0 / 2.0
Share of the BC tax base subject to small business rate	33.4%	33.4%	33.4%	+/- 1 percentage point change in the 2017 small business share equals -/+ $30 to $40 million
BC tax base growth (post federal measures)	9.0%	2.1%	3.0%
BC net operating surplus growth	9.1%	2.8%	2.8%

2016 Tax-year	2016 Assumptions			+/- 1% change in the 2016 BC tax base equals +/- $30 to $50 million in 2017/18
BC tax base growth (post federal measures)	15.9%
BC net operating surplus growth	11.2%
Gross 2016 tax	$3,460
Prior-year settlement payment	$702
Prior years losses/gains (included in above)	$-20
Non-refundable BC tax credits	$-102

* Reflects information as at August 25, 2017

Net cash received from the federal government and cash refunds under the International Business Activity Act are used as the basis for estimating revenue. Due to lags in the federal collection and instalment systems, changes to the BC net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2017/18 instalments from the federal government reflects two-third of payments related to the 2017 tax year (paid during Apr-July 2017 and adjusted in Sept and Dec) and one-third of 2018 payments. Instalments for the 2017 (2018) tax year are based on BC’s share of the national tax base for the 2015 (2016) tax year and a forecast of the 2017 (2018) national tax base. BC’s share of the 2015 national tax base was 12.53%, based on tax assessments as of December 31, 2016. Cash adjustments for any under/over payments from the federal government in respect of 2016 will be received/paid on March 29, 2018.

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A5 Material Assumptions — Revenue (continued )

	Budget
Revenue Source and Assumptions	Estimate	Plan	Plan
($ millions unless otherwise specified)	2017/18	2018/19	2019/20	2017/18 Sensitivities
Provincial sales tax	$7,042	$7,270	$7,492
Provincial sales tax base growth (fiscal year)	5.3%	4.4%	4.2%	+/- 1 percentage point change in the 2017 consumer expenditure growth equals up to +/- $30 million
Calendar Year nominal expenditure
Durable goods	6.3%	2.5%	1.9%
Consumer goods and services	5.8%	4.9%	4.6%
Business investment	5.4%	5.6%	4.9%
Other	6.2%	3.4%	3.9%
Components of Provincial sales tax revenue				+/- 1 percentage point change in the 2017 business investment growth equals up to +/- $15 million
Consolidated Revenue Fund	$7,033	$7,261	$7,483
BC Transportation Financing Authority	$9	$9	$9
Fuel and carbon taxes	$2,203	$2,444	$2,686
Calendar Year
Real GDP	2.9%	2.1%	2.0%
Gasoline volumes	0.0%	0.0%	0.0%
Diesel volumes	2.0%	2.0%	2.0%
Natural gas volumes	2.9%	2.1%	2.0%
Carbon tax rates (April 1)
Carbon dioxide equivalent emissions ($/tonne)	$30	$35	$40
Natural gas (cents/gigajoule)	148.98 ¢	173.81 ¢	198.64 ¢
Gasoline (cents/litre)	6.67 ¢	7.78 ¢	8.89 ¢
Light fuel oil (cents/litre)	7.67 ¢	8.95 ¢	10.23 ¢

Components of revenue
Consolidated Revenue Fund	$505	$509	$513
BC Transit	$12	$12	$12
BC Transportation Financing Authority	$458	$461	$464
	$975	$982	$989
Carbon tax revenue	$1,228	$1,462	$1,697
Property taxes	$2,384	$2,503	$2,621
Calendar Year
Consumer Price Index	2.1%	2.1%	2.0%	+/- 1 percentage point change in 2017 new construction & inflation growth equals up to +/- $20 million in residential property taxation revenue
Housing starts (units)	38,300	30,328	27,021
Home owner grants (fiscal year)	$808	$821	$833
Components of revenue
Residential (net of home owner grants)	$856	$889	$923
Non-residential	$1,222	$1,288	$1,358	+/- 1% change in 2017 total business property assessment value equals up to +/- $20 million in non-residential property taxation revenue
Rural area	$96	$99	$103
Police	$33	$32	$32
BC Assessment Authority	$90	$92	$96
BC Transit	$87	$103	$109
Other taxes	$3,195	$3,078	$3,002
Calendar Year
Population	1.2%	1.2%	1.2%
Consumer Price Index	2.1%	2.1%	2.0%
Housing starts	-8.5%	-20.8%	-10.9%
Real GDP	2.9%	2.1%	2.0%
Nominal GDP	5.1%	4.1%	4.0%
Components of revenue				+/- 5% change to 2017 housing starts equals +/- $40 to 60 million in property transfer revenue, depending on property values
Property transfer	$1,875	$1,731	$1,640
15% additional tax (included in above)	$200	$200	$200
Tobacco	$745	$762	$762
Insurance premium	$575	$585	$600

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A5 Material Assumptions — Revenue (continued )

	Budget
Revenue Source and Assumptions	Estimate	Plan	Plan
($ millions unless otherwise specified)	2017/18	2018/19	2019/20	2017/18 Sensitivities
Energy, sales of Crown land tenures, metals, minerals and other *	$1,056	$926	$885
Natural gas price

+/- $0.25 change in the natural gas price equals +/- $60 to $70 million, including impacts on production volumes and royalty program credits, but excluding any changes from natural gas liquids revenue (e.g. butane, pentanes) Sensitivities can also vary significantly at different price levels +/- 1% change in natural gas volumes equals +/- $2 million on natural gas royalties +/- 1 cent change in the exchange rate equals +/- $1 million on natural gas royalties

Plant inlet, $C/gigajoule	$1.60	$1.68	$1.78
Sumas, $US/MMBtu	$2.38	$2.48	$2.60
Natural gas production volumes
Billions of cubic metres	51.1	58.8	64.9
Petajoules	2,102	2,419	2,671
Annual per cent change	11.3%	15.1%	10.4%

Oil price ($US/bbl at Cushing, OK)	$51.04	$55.43	$61.04
Auctioned land base (000 hectares)	63	40	40

Average bid price/hectare ($)	$1,956	$160	$200
Cash sales of Crown land tenures	$122	$6	$8
Metallurgical coal price ($US/tonne, fob West Coast)	$145	$120	$116
Copper price ($US/lb)	$2.56	$2.60	$2.72

Annual electricity volumes set by treaty	4.0	4.0	4.0	+/- US$20 change in the average metallurgical coal price equals +/- $40 to $50 million +/- 10% change in the average Mid-Columbia electricity price equals +/- $13 million
(million mega-watt hours)
Mid-Columbia electricity price	$24	$24	$25
($US/mega-watt hour)

Exchange rate (US¢/C$, calendar year)	76.3	77.3	78.8
Components of revenue
Bonus bid auctions:

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects nine-year deferral of cash receipts from the sale of Crown land tenures

Deferred revenue	$305	$219	$129
Current-year cash (one-ninth)	$14	$1	$1
Fees and rentals	$52	$52	$52
Total bonus bids, fees and rentals	$371	$272	$182
Natural gas royalties	$237	$307	$357
Petroleum royalties	$62	$68	$72
Columbia River Treaty electricity sales	$107	$106	$107
Oil and Gas Commission fees and levies	$50	$49	$50
Coal, metals and other minerals revenue:
Coal mineral tax	$183	$63	$52
Net metals and other minerals tax	$13	$26	$22
Recoveries related to metal mines	$11	$12	$20
Coal tenures	$8	$8	$8
Miscellaneous mining revenue	$14	$15	$15
Total coal, metals and other minerals revenue	$229	$124	$117

Royalty programs and infrastructure credits
Deep drilling	$-341	$-399	$-500
Road and pipeline infrastructure	$-43	$-52	$-69
Total	$-384	$-451	$-569

Implicit average natural gas royalty rate	7.0%	7.6%	7.5%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

* Reflects information as at August 3, 2017.

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A5 Material Assumptions — Revenue (continued )

	Budget
Revenue Source and Assumptions	Estimate	Plan	Plan
($ millions unless otherwise specified)	2017/18	2018/19	2019/20	2017/18 Sensitivities
Forests *	$890	$846	$843
Prices (calendar year average)				+/- US$50 change in SPF price equals +/- $75 to $100 million
SPF 2x4 ($US/thousand board feet)	$377	$360	$340
Random Lengths Composite
($US/thousand board feet)	$400	$385	$365	+/- US$50 change in pulp price equals +/-$5 to $10 million +/- Cdn$10 change in average log price equals +/-$15 to $25 million
Pulp ($US/tonne)	$858	$835	$803
Coastal log ($Cdn/cubic metre);
Vancouver Log Market	$143	$130	$120

Crown harvest volumes (million cubic metres)
Interior	44.8	45.5	45.3

+/- 10% change in Interior harvest volumes equals +/- $50 to $70 million +/- 10% change in Coastal harvest volumes equals +/- $15 to $20 million +/- 1 cent change in exchange rate equals +/- $10 to $15 million on stumpage revenue

Coast	13.2	13.5	13.7
Total	58.0	59.0	59.0
BC Timber Sales (included in above)	11.8	11.4	11.2

Stumpage rates ($Cdn/cubic metre)
Total stumpage rates	$13.78	$12.83	$12.80
Components of revenue
Tenures	$509	$479	$485
BC Timber Sales	$312	$300	$292
Logging tax	$28	$28	$28
Other CRF revenue	$21	$20	$20	The above sensitivities relate to stumpage revenue only.
Recoveries	$20	$19	$18

* Reflects information as at August 3, 2017.

Other natural resources	$467	$478	$482
Components of revenue
Water rental and licences*	$394	$410	$414
Recoveries	$48	$43	$43
Angling and hunting permits and licences	$11	$11	$11
Recoveries	$14	$14	$14

* Water rentals for power purposes are indexed to Consumer Price Index.

Other revenue	$10,483	$9,502	$9,574
Components of revenue
Fees and licences
Medical Services Plan (MSP) premiums	$2,248	$1,345	$1,361	+/- 1 percentage point change in BC’s population growth equals +/- $20 to $30 million in MSP premium revenue
Consolidated Revenue Fund	$2,184	$1,281	$1,297
MSP recoveries	$64	$64	$64
Motor vehicle licences and permits	$535	$542	$550
Other Consolidated Revenue Fund	$446	$417	$418
Summary consolidation eliminations	$-14	$-15	$-15
Other recoveries	$107	$106	$106
Crown corporations and agencies	$122	$123	$90
Post-secondary education fees	$1,949	$2,027	$2,096
Other healthcare-related fees	$390	$389	$390
School Districts	$279	$295	$311
Investment earnings
Consolidated Revenue Fund	$113	$120	$130
Fiscal agency loans & sinking funds earnings	$938	$932	$938
Summary consolidation eliminations	$-88	$-87	$-93
Crown corporations and agencies	$29	$25	$28
SUCH sector agencies	$191	$194	$197
Sales of goods and services	$1,032	$1,053	$1,068
Miscellaneous	$2,206	$2,036	$1,999

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A5 Material Assumptions — Revenue (continued)

	Budget
Revenue Source and Assumptions	Estimate	Plan	Plan
($ millions unless otherwise specified)	2017/18	2018/19	2019/20	2017/18 Sensitivities
Health and social transfers	$6,672	$6,902	$7,164
National Cash Transfers
Canada Health Transfer (CHT)	$37,150	$38,423	$39,917
Annual growth	3.0%	3.4%	3.9%
Canada Social Transfer (CST)	$13,748	$14,161	$14,586
BC share of national population (June 1)	13.11%	13.13%	13.14%	+/- 0.1 percentage point change in BC’s population share equals +/- $50 million
BC health and social transfers revenue
CHT	$4,870	$5,043	$5,247
CST	$1,802	$1,859	$1,917
Prior-year adjustments	—
Other federal contributions	$1,700	$1,663	$1,574
Components of revenue
Disaster Financial Assistance	$18	$20	$8
Other Consolidated Revenue Fund	$138	$138	$139
Vote Recoveries:
Labour Market Development Agreement	$299	$298	$298
Labour Market and Skills Training Program	$65	$65	$65
Home Care	$26	$78	$85
Mental Health	$13	$33	$59
Opioid crisis	$10	—	—
Family Support and Children in Care	$49	$49	$49
Youth Justice Services	$18	$18	$18
Emergency Management	$11	$11	$11
Local government services and transfers	$71	$1	$1
Other recoveries	$128	$178	$92
Crown corporations and agencies	$301	$218	$186
Post-secondary institutions	$458	$466	$473
Other SUCH sector agencies	$95	$90	$90
Service delivery agency direct revenue	$6,834	$6,898	$6,910
School districts	$648	$684	$692
Post-secondary institutions	$3,663	$3,766	$3,865
Health authorities and hospital societies	$888	$893	$895
BC Transportation Financing Authority	$561	$580	$570
Other service delivery agencies	$1,074	$975	$888
Commercial Crown corporation net income	$2,959	$2,948	$2,878
BC Hydro	$698	$712	$712
reservoir water inflows	105%	100%	100%	+/-1% in hydro generation = +/-$5 million
mean gas price	2.68	2.39	2.21	+/-10% = -/+$1 million
(Sumas, $US/MMbtu — BC Hydro forecast based on NYMEX forward selling prices)
electricity prices (Mid-C, $US/MWh)	20.89	21.49	22.06	+/-10% change in electricity trade margins = +/-$15 million
ICBC	($225)	($302)	($411)
vehicle growth	+2.0%	+1.8%	+1.8%	+/-1% = +/-$53 million
current claims cost percentage change	+2.3%	+11.3%	+10.1%	+/-1% = -/+$47 million
unpaid claims balance ($ billions)	$11.1	$11.9	$13.0	+/-1% = -/+$105 to $111 million
investment return	3.2%	2.8%	2.7%	+/-1% return = +/-$155 to $160 million
loss ratio	95.0%	96.5%	97.1%

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A6 Natural Gas Price Forecasts — 2017/18 to 2019/20

				Adjusted to fiscal years and
				$C/gigajoule at plant inlet
Private sector forecasts (calendar year)	2017	2018	2019	2017/18	2018/19	2019/20
GLJ Henry Hub US$/MMBtu (July 1, 2017)	3.15	3.20	3.30	2.24	2.44	2.52
Sproule Henry Hub US$/MMBtu (June 30, 2017)	3.30	3.50	3.50	2.44	2.78	2.87
McDaniel Henry Hub US$/MMBtu (July 1, 2017)	3.08	3.05	3.20	2.15	2.28	2.38
Deloitte Henry Hub US$/Mcf (July 5, 2017)	3.10	3.20	3.35	2.11	2.32	2.42
GLJ Alberta AECO-C Spot C$/MMBtu (July 1, 2017)	2.79	2.93	3.05	1.62	1.71	1.84
Sproule Alberta AECO-C Spot C$/MMBtu (June 30, 2017)	3.00	3.39	3.27	1.84	2.08	2.15
McDaniel AECO-C Spot C$/MMBtu (July 1, 2017)	2.78	2.85	3.05	1.60	1.66	1.85
Deloitte AECO-C Spot C$/Mcf (July 5, 2017)	2.40	2.70	2.85	1.32	1.41	1.57
GLJ Sumas Spot US$/MMBtu (July 1, 2017)	2.68	2.80	2.95	1.94	2.12	2.26
Sproule Sumas Spot C$/MMBtu (June 30, 2017)	3.89	4.19	4.07	2.29	2.60	2.67
GLJ BC Spot Plant Gate C$/MMBtu (July 1, 2017)	2.21	2.36	2.58	1.42	1.50	1.69
Sproule BC Station 2 C$/MMBtu (May 31, 2017)	2.68	2.99	2.87	1.71	1.87	1.93
McDaniel BC Avg Plant Gate C$MMBtu (July 1, 2017)	2.25	2.35	2.65	1.44	1.51	1.76
Deloitte BC Station 2 C$MMBtu (July 5, 2017)	2.00	2.30	2.45	1.26	1.34	1.49
GLJ Midwest Chicago US$/MMBtu (July 1, 2017)	3.22	3.25	3.35	2.21	2.38	2.45
Sproule Alliance Plant Gate C$/MMBtu (June 30, 2017)	4.13	4.39	4.17	2.63	3.01	2.97
EIA Henry Hub US$/MMBtu (July, 2017)	3.16	3.41	—	2.37	—	—
TD Economics Henry Hub Futures US$/MMBtu (May 26, 2017)	3.11	3.28	—	2.24	—	—
Scotiabank Group Henry Hub US$/MMBtu (July 11, 2017)	3.10	2.95	—	2.13	—	—
BMO Alberta Empress US$/MMBtu (June 2017)	3.00	3.25	—	2.35	—	—
CIBC World Markets Inc. Henry Hub US$/MMBtu (January 20, 2017)	2.95	2.80	—	1.98	—	—
InSite Petroleum Consultants Ltd Henry Hub US$/MMBtu (June 30, 2017)	3.15	3.30	3.45	2.28	2.58	2.70
NYMEX Forward Market converted to Plant Inlet C$/GJ (July 12, 2017)				2.13	2.09	1.84
Average all minus high/low				1.98	2.08	2.20
Average one forecast per consultant minus high/low				1.94	1.62	1.79
Natural gas royalty price forecast				1.60	1.68	1.78

GLJ: Gilbert Laustsen Jung Petroleum Consultants Ltd        US EIA: US Energy Information Administration        AECO: Alberta Energy Company

Deloitte/AJM: Deloitte L.L.P acquired Ashton Jenkins Mann Petroleum Consultants        McDaniel: McDaniel & Associates Consultants Ltd

Natural Gas Prices

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A7 Material Assumptions — Expense

	Budget
Ministry Programs and Assumptions	Estimate	Plan	Plan
($ millions unless otherwise specified)	2017/18	2018/19	2019/20	Sensitivities 2017/18
Advanced Education, Skills and Training	2,154	2,170	2,214
Student spaces in public institutions	200,974	201,244	202,509	Student enrollment may fluctuate due to a number of factors including economic changes and labour market needs.
Attorney General	534	540	541
New cases filed/processed (# for all courts)	240,000	240,000	240,000

The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputes which would go to court for resolution.

Crown Proceeding Act (CPA)	25	25	25	The number of new cases, and the difference between estimated settlements and actual settlements.
Children and Family Development	1,596	1,592	1,595
Average children-in-care caseload (#)	6,960	6,910	6,910	A 1% increase in the cost per case or a 1% increase in the average funded caseload will affect expenditures by approximately $2 million (excluding Delegated Aboriginal Agencies).
Average annual residential cost per child in care ($)	50,900	52,500	52,500
Education	6,100	6,206	6,237
Public School Enrolment (# of FTEs)	553,435	556,901	560,957

Enrolment forecasts are based on the ministry’s enrolment forecasting model. Enrolment changes from year to year are projected based on changes in four enrolment drivers: migration, demographics, student transition from independent to public schools, and student retention rates in the public school system.

School age (K—12)	531,251	534,717	538,772
Distributed Learning (online)	12,004	12,004	12,004
Summer	6,865	6,865	6,865
Adults	3,315	3,315	3,315

Forests, Lands, Natural Resource Operations and Rural Development	1,149	699	701
BC Timber Sales	183	181	183

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.

Fire Management	506	64	64

For authorized expenditures under the Wildfire Act . Record fire season to date. Over the past several years, Fire Management fighting costs have ranged from a low of $47 million in 2006 to a high of $382 million in 2010.

Health	18,897	19,566	20,234
Pharmacare	1,226	1,261	1,300	A 1% change in utilization or prices affects costs by approximately $10 million.
Medical Services Plan (MSP)	4,570	4,774	4,869	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $25 million.
Regional Services	12,826	13,253	13,785

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A7 Material Assumptions — Expense (continued)

	Budget
Ministry Programs and Assumptions	Estimate	Plan	Plan
($ millions unless otherwise specified)	2017/18	2018/19	2019/20	Sensitivities 2017/18
Public Safety and Solicitor General	1,030	798	798
Policing, Victim Services and Corrections	711	702	702

The volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision. In 2017/18, one-time lump sum payments will be made to provincial RCMP officers for retroactive salary increases announced by the federal government in April 2017.

Emergency Program Act (EPA)	238	15	15

For authorized expenditures under the EPA, including those for further disasters, and the difference between initial estimates for disaster response and recovery costs and final project costs. In 2017/18, the projected EPA expenditures are based on forecasts as of June 30, 2017.

Social Development and Poverty Reduction	3,105	3,268	3,315
Temporary Assistance annual average caseload (#)	43,500	43,300	42,400

The expected to work caseload is sensitive to fluctuations in economic and employment trends. Costs are driven by changes in the cost per case and caseload. Cost per case fluctuations result from changes in the needed supports required by clients, as well as caseload composition.

Disability Assistance annual average caseload (#)	102,700	106,100	108,700

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven primarily by earnings exemptions, which is dependent on the level of income earned by clients.

Adult Community Living:
Developmental Disabilities Programs
Average caseload (#)	19,050	19,920	20,760

The adult community living caseload is sensitive to an aging population and to the level of service required. Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing costs. For example, residential care is significantly more costly than day programs.

Average cost per client ($)	45,200	44,900	43,700
Personal Supports Initiative
Average caseload (#)	1,580	1,860	2,160

Average cost per client ($)	17,100	16,400	15,900

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A7 Material Assumptions — Expense (continued)

	Budget
Ministry Programs and Assumptions	Estimate	Plan	Plan
($ millions unless otherwise specified)	2017/18	2018/19	2019/20	Sensitivities 2017/18
Tax Transfers	1,166	1,226	1,247
Individuals	489.0	529.0	529.0
Low Income Climate Action	195.0	235.0	235.0	These tax transfers are now expensed as required under generally accepted accounting principles.
Early Childhood Tax Benefit	145.0	145.0	145.0
Sales Tax	55.0	55.0	55.0
Small Business Venture Capital	31.0	31.0	31.0
BC Senior’s Home Renovation	2.0	2.0	2.0

Changes in 2016 tax transfers will result in one-time effect (prior-year adjustment) and could result in an additional base change in 2017/18. Production services tax credit is the most volatile of all tax transfers and is influenced by several factors including delay in filing returns and assessment of claims, length of projects and changes in the exchange rates.

Other tax transfers to individuals	60.8	60.8	60.8
Family Bonus Program	0.2	0.2	0.2
Corporations	677.0	697.0	718.0
Film and Television	90.0	90.0	90.0
Production Services	404.0	421.3	438.3
Scientific Research & Experimental Development	68.0	72.0	76.0
Interactive Digital Media	59.0	59.0	59.0
Mining Exploration	42.0	42.0	42.0
Other tax transfers to corporations	14.0	12.7	12.7
Management of Public Funds and Debt	1,250	1,318	1,291
Interest rates for new provincial borrowing:				Full year impact on MoPD on interest costs of a 1% change in interest rates equals $34.2 million; $100 million increase in debt level equals $2.7 million.
Short-term	0.94%	1.44%	1.79%
Long-term	3.28%	3.93%	4.36%
CDN/US exchange rate (cents)	130.5	128.6	126.4
Service delivery agency net spending	6,507	6,445	6,977
School districts	297	227	285
Post-secondary institutions	3,226	3,462	3,613
Health authorities and hospital societies	687	581	708
BC Transportation Financing Authority	1,354	1,370	1,482
Other service delivery agencies	943	805	889

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A8 Operating Statement — 2010/11 to 2019/20

								Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Estimate	Plan	Plan	annual
($ millions)	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	change
											(per cent)
Revenue	40,680	41,805	42,057	43,717	46,103	47,602	51,459	52,407	52,557	53,677	3.1
Expense	(40,926)	(42,047)	(43,204)	(43,401)	(44,439)	(46,791)	(48,722)	(51,861)	(52,029)	(53,070)	2.9
Surplus (deficit) before unusual items	(246)	(242)	(1,147)	316	1,664	811	2,737	546	528	607
Forecast allowance	—	—	—	—	—	—	—	(300)	(300)	(350)
Liability for HST transition funding repayment	—	(1,599)	—	—	—	—	—	—	—	—
Surplus (deficit)	(246)	(1,841)	(1,147)	316	1,664	811	2,737	246	228	257

Per cent of GDP: [1]
Surplus (deficit)	-0.1	-0.8	-0.5	0.1	0.7	0.3	1.0	0.1	0.1	0.1
Per cent of revenue:
Surplus (deficit)	-0.6	-4.4	-2.7	0.7	3.6	1.7	5.3	0.5	0.4	0.5
Per capita ($): [2]
Surplus (deficit)	(55)	(409)	(252)	69	358	173	576	51	47	52

1         Surplus (deficit) as a per cent of GDP is calculated using GDP for the calendar year ending in the fiscal year (e.g. 2017/18 amounts divided by GDP for the 2017 calendar year).

2         Per capita revenue and expense is calculated using July 1 population (e.g. 2017/18 amounts divided by population on July 1, 2017).

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A9 Revenue by Source — 2010/11 to 2019/20

								Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Estimate	Plan	Plan	annual
($ millions)	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	change
											(per cent)
Taxation revenue:
Personal income	5,805	6,427	6,977	6,862	8,076	8,380	9,704	9,053	9,885	10,341	6.6
Corporate income	2,026	2,002	2,204	2,427	2,635	2,787	3,003	4,303	4,112	4,135	8.2
Sales	5,614	5,930	6,068	5,303	5,762	5,990	6,606	7,042	7,270	7,492	3.3
Fuel	940	928	890	917	932	973	969	975	982	989	0.6
Carbon	741	959	1,120	1,222	1,198	1,190	1,220	1,228	1,462	1,697	9.6
Tobacco	735	636	614	724	752	734	737	745	762	762	0.4
Property	1,920	1,913	1,985	2,080	2,154	2,219	2,279	2,384	2,503	2,621	3.5
Property transfer	855	944	758	937	1,065	1,533	2,026	1,875	1,731	1,640	7.5
Corporation capital	(3)	(5)	1	—	(1)	—	—	—	—	—	n/a
Insurance premium	399	411	433	458	483	520	549	575	585	600	4.6
	19,032	20,145	21,050	20,930	23,056	24,326	27,093	28,180	29,292	30,277	5.3
Natural resource revenue:
Natural gas royalties	313	339	169	445	493	139	152	237	307	357	1.5
Bonus bids, rents on drilling rights and leases	923	928	868	859	834	765	633	371	272	182	-16.5
Columbia River Treaty	136	110	89	170	130	116	111	107	106	107	-2.6
Other energy and minerals	514	529	306	269	267	226	403	341	241	239	-8.2
Forests	436	482	562	719	754	865	913	890	846	843	7.6
Other resources	406	424	479	493	459	460	499	467	478	482	1.9
	2,728	2,812	2,473	2,955	2,937	2,571	2,711	2,413	2,250	2,210	-2.3
Other revenue:
Medical Services Plan premiums	1,787	1,919	2,047	2,158	2,254	2,434	2,558	2,248	1,345	1,361	-3.0
Post-secondary education fees	1,235	1,291	1,345	1,445	1,544	1,666	1,828	1,949	2,027	2,096	6.1
Other health-care related fees	308	324	327	333	358	374	404	390	389	390	2.7
Motor vehicle licences and permits	467	479	489	504	499	521	529	535	542	550	1.8
Other fees and licences	643	722	699	770	770	841	894	940	926	910	3.9
Investment earnings	843	1,022	1,189	1,205	1,175	1,214	1,242	1,183	1,184	1,200	4.0
Sales of goods and services	759	930	942	946	967	1,011	1,131	1,032	1,053	1,068	3.9
Miscellaneous	1,929	1,746	1,673	2,256	1,893	2,287	2,377	2,206	2,036	1,999	0.4
	7,971	8,433	8,711	9,617	9,460	10,348	10,963	10,483	9,502	9,574	2.1
Contributions from the federal government:
Canada Health Transfer	3,689	3,858	3,887	4,280	4,186	4,454	4,744	4,870	5,043	5,247	4.0
Canada Social Transfer	1,487	1,526	1,555	1,589	1,641	1,695	1,751	1,802	1,859	1,917
Harmonized sales tax transition payments	769	580	—	—	—	—	—	—	—	—	n/a
Other cost shared agreements	2,064	1,760	1,605	1,645	1,452	1,498	1,672	1,700	1,663	1,574	-3.0
	8,009	7,724	7,047	7,514	7,279	7,647	8,167	8,372	8,565	8,738	1.0
Commercial Crown corporation net income:
BC Hydro	591	558	509	549	581	655	684	698	712	712	2.1
Liquor Distribution Branch	891	909	930	877	935	1,031	1,083	1,095	1,111	1,128	2.7
BC Lotteries (net of payments to federal gov’t)	1,097	1,102	1,116	1,165	1,245	1,304	1,329	1,301	1,311	1,329	2.2
ICBC	315	84	231	136	657	(293)	(612)	(225)	(302)	(411)	-203.0
BC Railway Company	15	14	6	13	5	6	7	5	6	7	-8.1
Transportation Investment Corporation	(7)	(17)	(60)	(88)	(89)	(80)	(81)	(31)	—	—	-100.0
Other	38	41	44	49	37	87	115	116	110	113	12.9
	2,940	2,691	2,776	2,701	3,371	2,710	2,525	2,959	2,948	2,878	-0.2
Total revenue	40,680	41,805	42,057	43,717	46,103	47,602	51,459	52,407	52,557	53,677	3.1

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A10 Revenue by Source Supplementary Information — 2010/11 to 2019/20

								Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Estimate	Plan	Plan	annual
	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	change
											(per cent)
Per cent of nominal GDP: [1]
Taxation	9.3	9.3	9.5	9.1	9.6	9.7	10.3	10.2	10.2	10.1	1.0
Natural resources	1.3	1.3	1.1	1.3	1.2	1.0	1.0	0.9	0.8	0.7	-6.3
Other	3.9	3.9	3.9	4.2	3.9	4.1	4.2	3.8	3.3	3.2	-2.1
Contributions from the federal government	3.9	3.6	3.2	3.3	3.0	3.1	3.1	3.0	3.0	2.9	-3.2
Commercial Crown corporation net income	1.4	1.2	1.3	1.2	1.4	1.1	1.0	1.1	1.0	1.0	-4.3
Total revenue	19.8	19.3	19.0	19.1	19.1	19.0	19.6	19.0	18.3	17.9	-1.1
Growth rates (per cent):
Taxation	7.5	5.8	4.5	-0.6	10.2	5.5	11.4	4.0	3.9	3.4	n/a
Natural resources	3.1	3.1	-12.1	19.5	-0.6	-12.5	5.4	-11.0	-6.8	-1.8	n/a
Other	4.0	5.8	3.3	10.4	-1.6	9.4	5.9	-4.4	-9.4	0.8	n/a
Contributions from the federal government	15.6	-3.6	-8.8	6.6	-3.1	5.1	6.8	2.5	2.3	2.0	n/a
Commercial Crown corporation net income	-3.1	-8.5	3.2	-2.7	24.8	-19.6	-6.8	17.2	-0.4	-2.4	n/a
Total revenue	7.1	2.8	0.6	3.9	5.5	3.3	8.1	1.8	0.3	2.1	n/a
Per capita ($): [2]
Taxation	4,262	4,478	4,630	4,561	4,963	5,184	5,702	5,863	6,024	6,155	4.2
Natural resources	611	625	544	644	632	548	571	502	463	449	-3.4
Other	1,785	1,874	1,916	2,096	2,036	2,205	2,307	2,181	1,954	1,946	1.0
Contributions from the federal government	1,793	1,717	1,550	1,637	1,567	1,629	1,719	1,742	1,761	1,776	-0.1
Commercial Crown corporation net income	658	598	611	589	726	577	531	616	606	585	-1.3
Total revenue	9,109	9,292	9,251	9,526	9,925	10,143	10,830	10,904	10,808	10,912	2.0

Real Per Capita Revenue (2016 $) [3]	9,797	9,762	9,612	9,907	10,217	10,329	10,830	10,685	10,368	10,259	0.5
Growth rate (per cent)	4.4	-0.4	-1.5	3.1	3.1	1.1	4.8	-1.3	-3.0	-1.1	0.9

1         Revenue as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2017/18 revenue divided by nominal GDP for the 2017 calendar year).

2         Per capita revenue is calculated using July 1 population (e.g. 2017/18 revenue divided by population on July 1, 2017).

3         Revenue is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2017 CPI for 2017/18 revenue).

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A11 Expense by Function — 2010/11 to 2019/20 1

								Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Estimate	Plan	Plan	annual
($ millions)	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	change
											(per cent)
Function:
Health:
Medical Services Plan	3,641	3,873	3,906	4,114	4,136	4,345	4,573	4,768	4,924	5,022	3.6
Pharmacare	1,129	1,147	1,122	1,130	1,120	1,335	1,284	1,347	1,382	1,421	2.6
Regional services	10,597	11,255	11,784	11,960	12,410	12,811	13,079	13,831	14,345	14,890	3.9
Other healthcare expenses	625	642	690	658	704	712	753	801	815	817	3.0
	15,992	16,917	17,502	17,862	18,370	19,203	19,689	20,747	21,466	22,150	3.7
Education:
Elementary and secondary	5,802	5,885	6,002	6,133	6,064	6,303	6,422	6,935	7,064	7,105	2.3
Post-secondary	4,859	4,907	5,103	5,284	5,349	5,502	5,672	6,094	6,250	6,421	3.1
Other education expenses	504	436	423	410	414	407	374	347	347	344	-4.2
	11,165	11,228	11,528	11,827	11,827	12,212	12,468	13,376	13,661	13,870	2.4
Social services:
Social assistance	1,506	1,550	1,552	1,572	1,589	1,641	1,692	1,985	2,105	2,134	4.0
Child welfare	1,118	1,112	1,098	1,097	1,129	1,301	1,358	1,485	1,478	1,481	3.2
Low income tax credit transfers	408	509	534	279	248	247	244	250	250	250	-5.3
Community living and other services	754	769	806	857	881	917	949	1,025	1,098	1,115	4.4
	3,786	3,940	3,990	3,805	3,847	4,106	4,243	4,745	4,931	4,981	3.1
Protection of persons and property	1,448	1,512	1,539	1,520	1,451	1,572	1,655	1,830	1,611	1,557	0.8
Transportation	1,580	1,545	1,555	1,580	1,608	1,670	1,784	2,068	2,066	2,024	2.8
Natural resources & economic development	2,349	1,873	2,092	1,755	2,191	2,477	2,504	2,720	2,252	2,291	-0.3
Other	1,208	1,414	1,346	1,184	1,288	1,264	2,260	1,635	1,526	1,545	2.8
Contingencies	—	—	—	—	—	—	—	600	300	350	n/a
General government	1,146	1,235	1,262	1,386	1,359	1,501	1,532	1,465	1,384	1,385	2.1
Debt servicing	2,252	2,383	2,390	2,482	2,498	2,786	2,587	2,675	2,832	2,917	2.9
Operating expense	40,926	42,047	43,204	43,401	44,439	46,791	48,722	51,861	52,029	53,070	2.9
Unusual items:
HST transition funding repayment	—	1,599	—	—	—	—	—	—	—	—
Total expense	40,926	43,646	43,204	43,401	44,439	46,791	48,722	51,861	52,029	53,070
Per cent of operating expense:
Health	39.1	40.2	40.5	41.2	41.3	41.0	40.4	40.0	41.3	41.7	0.7
Education	27.3	26.7	26.7	27.3	26.6	26.1	25.6	25.8	26.3	26.1	-0.5
Social services and housing	9.3	9.4	9.2	8.8	8.7	8.8	8.7	9.2	9.5	9.4	0.2
Protection of persons and property	3.5	3.6	3.6	3.5	3.3	3.4	3.4	3.5	3.1	2.9	-2.1
Transportation	3.9	3.7	3.6	3.6	3.6	3.6	3.7	4.0	4.0	3.8	-0.1
Natural resources & economic development	5.7	4.5	4.8	4.0	4.9	5.3	5.1	5.2	4.3	4.3	-3.1
Other	3.0	3.4	3.1	2.7	2.9	2.7	4.6	3.2	2.9	2.9	-0.2
Contingencies	—	—	—	—	—	—	—	1.2	0.6	0.7	n/a
General government	2.8	2.9	2.9	3.2	3.1	3.2	3.1	2.8	2.7	2.6	-0.8
Debt servicing	5.5	5.7	5.5	5.7	5.6	6.0	5.3	5.2	5.4	5.5	0.0
	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1         Figures reflect government accounting policies used in the 2016/17 Public Accounts audited financial statements.

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A12 Expense by Function Supplementary Information — 2010/11 to 2019/20

								Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Estimate	Plan	Plan	annual
	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	change
											(per cent)
Per cent of nominal GDP: [1]
Health	7.8	7.8	7.9	7.8	7.6	7.7	7.5	7.5	7.5	7.4	-0.6
Education	5.4	5.2	5.2	5.2	4.9	4.9	4.7	4.8	4.8	4.6	-1.8
Social services	1.8	1.8	1.8	1.7	1.6	1.6	1.6	1.7	1.7	1.7	-1.1
Protection of persons and property	0.7	0.7	0.7	0.7	0.6	0.6	0.6	0.7	0.6	0.5	-3.3
Transportation	0.8	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	-1.4
Natural resources & economic development	1.1	0.9	0.9	0.8	0.9	1.0	1.0	1.0	0.8	0.8	-4.4
Other	0.6	0.7	0.6	0.5	0.5	0.5	0.9	0.6	0.5	0.5	-1.4
Contingencies	—	—	—	—	—	—	—	0.2	0.1	0.1	n/a
General government	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.5	0.5	0.5	-2.1
Debt servicing	1.1	1.1	1.1	1.1	1.0	1.1	1.0	1.0	1.0	1.0	-1.3
Operating expense	20.0	19.4	19.5	19.0	18.4	18.7	18.5	18.8	18.1	17.7	-1.3
Growth rates (per cent):
Health	4.3	5.8	3.5	2.1	2.8	4.5	2.5	5.4	3.5	3.2	n/a
Education	1.2	0.6	2.7	2.6	0.0	3.3	2.1	7.3	2.1	1.5	n/a
Social services	8.9	4.1	1.3	-4.6	1.1	6.7	3.3	11.8	3.9	1.0	n/a
Protection of persons and property	4.9	4.4	1.8	-1.2	-4.5	8.3	5.3	10.6	-12.0	-3.4	n/a
Transportation	8.7	-2.2	0.6	1.6	1.8	3.9	6.8	15.9	-0.1	-2.0	n/a
Natural resources & economic development	8.8	-20.3	11.7	-16.1	24.8	13.1	1.1	8.6	-17.2	1.7	n/a
Other	-12.6	17.1	-4.8	-12.0	8.8	-1.9	78.8	-27.7	-6.7	1.2	n/a
General government	-16.7	7.8	2.2	9.8	-1.9	10.4	2.1	-4.4	-5.5	0.1	n/a
Debt servicing	2.5	5.8	0.3	3.8	0.6	11.5	-7.1	3.4	5.9	3.0	n/a
Operating expense	2.9	2.7	2.8	0.5	2.4	5.3	4.1	6.4	0.3	2.0	n/a
Per capita ($): [2]
Health	3,581	3,760	3,850	3,892	3,955	4,092	4,144	4,317	4,414	4,503	2.6
Education	2,500	2,496	2,536	2,577	2,546	2,602	2,624	2,783	2,809	2,820	1.3
Social services	848	876	878	829	828	875	893	987	1,014	1,013	2.0
Protection of persons and property	324	336	339	331	312	335	348	381	331	317	-0.2
Transportation	354	343	342	344	346	356	375	430	425	411	1.7
Natural resources & economic development	526	416	460	382	472	528	527	566	463	466	-1.3
Other	270	314	296	258	277	269	476	340	314	314	1.7
Contingencies	—	—	—	—	—	—	—	125	62	71	n/a
General government	257	274	278	302	293	320	322	305	285	282	1.0
Debt servicing	504	530	526	541	538	594	544	557	582	593	1.8
Operating expense	9,164	9,345	9,505	9,456	9,567	9,971	10,253	10,791	10,699	10,790	1.8
Real Per Capita Operating Expense (2016 $) [3]	9,857	9,819	9,874	9,835	9,848	10,153	10,254	10,574	10,264	10,143	0.3
Growth rate (per cent)	0.2	-0.4	0.6	-0.4	0.1	3.1	1.0	3.1	-2.9	-1.2	0.3

1         Expense as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2017/18 expense divided by nominal GDP for the 2017 calendar year).

2         Per capita expense is calculated using July 1 population (e.g. 2017/18 expense divided by population on July 1, 2017).

3         Expense is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2017 CPI for 2017/18 expense).

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A13 Full-Time Equivalents (FTEs) — 2010/11 to 2019/20 1

								Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Estimate	Plan	Plan	annual
	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	change
											(per cent)
Taxpayer-supported programs and agencies:
Ministries and special offices (CRF) [2]	30,221	27,228	27,326	26,526	26,679	27,192	27,940	28,600	28,630	28,660	-0.6
Service delivery agencies [3]	4,295	4,346	4,508	4,640	4,798	4,803	4,850	4,918	4,921	4,676	0.9
Total FTEs	34,516	31,574	31,834	31,166	31,477	31,995	32,790	33,518	33,551	33,336	-0.4
Growth rates (per cent):
Ministries and special offices (CRF)	-3.6	-9.9	0.4	-2.9	0.6	1.9	2.8	2.4	0.1	0.1	-0.8
Service delivery agencies	-4.7	1.2	3.7	2.9	3.4	0.1	1.0	1.4	0.1	-5.0	0.4
Population per FTE: [4]
Total FTEs	129.4	142.5	142.8	147.2	147.6	146.7	144.9	143.4	144.9	147.6	1.5

1         Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

2         The ministry 2011/12 FTE total includes a reduction of about 3,200 FTEs reflecting the shift of BC Ambulance Service oversight from the Ministry of Health to the Provincial Health Services Authority.

3         Service delivery agency FTE amounts do not include SUCH sector staff employment.

4         Population per FTE is calculated using July 1 population (e.g. population on July 1, 2017 divided by 2017/18 FTEs).

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A14 Capital Spending — 2010/11 to 2019/20

								Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Estimate	Plan	Plan	annual
($ millions)	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	change
											(per cent)
Taxpayer-supported:
Education
Schools districts	433	560	509	466	420	430	474	635	687	629	4.2
Post-secondary institutions	924	655	591	507	718	746	792	897	831	857	-0.8
Health	916	732	742	690	900	923	1,004	1,218	1,037	854	-0.8
BC Transportation Financing Authority [1]	1,080	921	1,005	1,017	822	867	823	1,169	1,283	1,676	5.0
BC Transit	39	37	48	80	83	51	41	152	136	127	14.0
Vancouver Convention Centre expansion	10	1	—	—	—	—	—	—	—	—	n/a
BC Place redevelopment	197	194	6	—	—	—	—	—	—	—	n/a
Government direct (ministries)	261	245	267	298	326	290	301	515	451	448	6.2
Housing	230	196	92	65	107	127	184	303	361	183	-2.5
Other [2]	20	24	19	28	31	25	40	67	69	40	8.0
	4,110	3,565	3,279	3,151	3,407	3,459	3,659	4,956	4,855	4,814	1.8
Self-supported:
BC Hydro	1,519	1,703	1,929	2,036	2,169	2,306	2,444	2,421	2,434	2,961	7.7
Columbia River power projects	67	108	94	52	28	15	2	13	7	18	-13.6
Transportation Investment Corporation [1]	730	734	540	202	76	25	38	—	—	—	-100.0
BC Railway Company	6	9	10	8	5	23	4	34	20	3	-7.4
ICBC	48	92	73	82	88	90	62	60	40	40	-2.0
BC Lottery Corporation	81	74	97	100	69	68	86	90	105	105	2.9
Liquor Distribution Branch	18	19	10	13	25	23	27	83	29	27	4.6
Other [3]	1	5	12	26	28	23	62	—	—	—	n/a
	2,470	2,744	2,765	2,519	2,488	2,573	2,725	2,701	2,635	3,154	2.8
Total capital spending	6,580	6,309	6,044	5,670	5,895	6,032	6,384	7,657	7,490	7,968	2.1
Per cent of nominal GDP: [4]
Taxpayer-supported	2.0	1.6	1.5	1.4	1.4	1.4	1.4	1.8	1.7	1.6	-2.4
Self-supported	1.2	1.3	1.2	1.1	1.0	1.0	1.0	1.0	0.9	1.1	-1.5
Total	3.2	2.9	2.7	2.5	2.4	2.4	2.4	2.8	2.6	2.7	-2.0
Growth rates:
Taxpayer-supported	10.5	-13.3	-8.0	-3.9	8.1	1.5	5.8	35.4	-2.0	-0.8	3.3
Self-supported	-26.5	11.1	0.8	-8.9	-1.2	3.4	5.9	-0.9	-2.4	19.7	0.1
Total	-7.1	-4.1	-4.2	-6.2	4.0	2.3	5.8	19.9	-2.2	6.4	1.5
Per capita: [5]
Taxpayer-supported	920	792	721	687	733	737	770	1,031	998	979	0.7
Self-supported	553	610	608	549	536	548	573	562	542	641	1.7
Total	1,473	1,402	1,329	1,236	1,269	1,285	1,344	1,593	1,540	1,620	1.1

Real Per Capita Capital Spending (2016 $) [6]	1,585	1,473	1,381	1,285	1,306	1,309	1,344	1,561	1,478	1,523	-0.4
Growth rate (per cent)	-9.4	-7.0	-6.2	-7.0	1.7	0.2	2.7	16.2	-5.4	3.1	-1.1

1                   Includes Transportation Investment Plan capital spending and, begining in 2017/18, Tranportation Investment Corporation rehabilitation costs for the Port Mann bridge due to reclassification from self-supported commercial Crown corporation to a taxpayer-supported agency in response to the cancellation of tolls.

2                   Includes BC Pavilion Corporation and other service delivery agencies.

3                   Includes post-secondary institutions’ self-supported subsidiaries.

4                   Capital spending as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2017/18 amounts divided by nominal GDP for the 2017 calendar year).

5                   Per capita capital spending is calculated using July 1 population (e.g. 2017/18 amounts divided by population on July 1, 2017).

6                   Capital spending is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2017 CPI for 2017/18 capital spending).

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A15 Statement of Financial Position — 2010/11 to 2019/20

								Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Estimate	Plan	Plan	annual
($ millions)	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	change
											(per cent)
Financial assets:
Cash and temporary investments	3,060	3,235	3,173	2,801	3,675	3,892	4,232	2,994	2,582	2,425	-2.6
Other financial assets	7,990	7,938	8,186	9,336	9,121	9,643	10,260	10,567	10,945	11,199	3.8
Sinking funds	1,410	1,491	1,778	835	977	1,580	1,087	1,107	556	484	-11.2
Investments in commercial Crown corporations:
Retained earnings	7,092	6,998	7,541	7,839	8,271	7,531	7,511	8,338	8,932	9,289	3.0
Recoverable capital loans	13,142	15,167	17,208	19,255	20,624	22,074	23,848	20,819	21,721	22,993	6.4
	20,234	22,165	24,749	27,094	28,895	29,605	31,359	29,157	30,653	32,282	5.3
	32,694	34,829	37,886	40,066	42,668	44,720	46,938	43,825	44,736	46,390	4.0
Liabilities:
Accounts payable & accrued liabilities	7,919	9,119	9,149	8,298	8,312	8,486	8,937	9,633	9,767	10,123	2.8
Deferred revenue	10,749	10,449	9,864	9,697	9,807	9,779	9,661	10,046	10,369	10,998	0.3
Debt:
Taxpayer-supported debt	31,821	34,659	38,182	41,068	41,880	42,727	41,506	44,853	47,031	48,642	4.8
Self-supported debt	13,333	15,534	17,634	19,625	21,040	22,565	24,377	21,624	22,509	23,764	6.6
Forecast allowance	—	—	—	—	—	—	—	300	300	350	n/a
Total provincial debt	45,154	50,193	55,816	60,693	62,920	65,292	65,883	66,777	69,840	72,756	5.4
Add: debt offset by sinking funds	1,410	1,491	1,778	835	977	1,580	1,087	1,107	556	484	-11.2
Less: guarantees and non-guaranteed debt	(455)	(730)	(755)	(726)	(739)	(820)	(835)	(819)	(801)	(786)	6.3
Financial statement debt	46,109	50,954	56,839	60,802	63,158	66,052	66,135	67,065	69,595	72,454	5.1
	64,777	70,522	75,852	78,797	81,277	84,317	84,733	86,744	89,731	93,575	4.2
Net liabilities	(32,083)	(35,693)	(37,966)	(38,731)	(38,609)	(39,597)	(37,795)	(42,919)	(44,995)	(47,185)	4.4
Capital and other assets:
Tangible capital assets	34,278	35,692	36,762	37,778	39,028	40,282	41,303	46,923	49,445	51,880	4.7
Restricted assets	1,312	1,377	1,442	1,493	1,553	1,631	1,695	1,750	1,804	1,858	3.9
Other assets	891	894	966	1,307	1,281	1,101	1,187	874	874	873	-0.2
	36,481	37,963	39,170	40,578	41,862	43,014	44,185	49,547	52,123	54,611	4.6
Accumulated surplus (deficit)	4,398	2,270	1,204	1,847	3,253	3,417	6,390	6,628	7,128	7,426	6.0
Per cent of Nominal GDP: [1]
Net liabilities	15.6	16.5	17.1	16.9	16.0	15.8	14.4	15.5	15.6	15.8	0.1
Capital and other assets	17.8	17.5	17.7	17.7	17.4	17.2	16.8	17.9	18.1	18.3	0.3
Growth rates (per cent):
Net liabilities	8.8	11.3	6.4	2.0	-0.3	2.6	-4.6	13.6	4.8	4.9	4.9
Capital and other assets	6.6	4.1	3.2	3.6	3.2	2.8	2.7	12.1	5.2	4.8	4.8
Per capita: [2]
Net liabilities	7,184	7,933	8,351	8,440	8,311	8,438	7,954	8,930	9,253	9,593	3.3
Capital and other assets	8,169	8,438	8,616	8,842	9,012	9,166	9,299	10,309	10,719	11,102	3.5

1                   Net liabilities as a per cent of GDP is calculated using GDP for the calendar year ending in the fiscal year (e.g. 2017/18 amount divided by GDP for the 2017 calendar year).

2                   per capita net liabilities is calculated using July 1 population (e.g. 2017/18 amount divided by population on July 1, 2017).

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A16 Changes in Financial Position — 2010/11 to 2019/20

								Budget
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Estimate	Plan	Plan	10-Year
($ millions)	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	Total
(Surplus) deficit for the year	246	1,841	1,147	(316)	(1,664)	(811)	(2,737)	(246)	(228)	(257)	(3,025)
Comprehensive income (increase) decrease	96	287	(81)	(327)	258	647	(236)	8	(272)	(41)	339
Change in accumulated (surplus) deficit	342	2,128	1,066	(643)	(1,406)	(164)	(2,973)	(238)	(500)	(298)	(2,686)
Capital and other asset changes:
Taxpayer-supported capital investments	4,110	3,565	3,279	3,151	3,407	3,459	3,659	4,956	4,855	4,814	39,255
Less: amortization and other accounting changes	(2,051)	(2,151)	(2,209)	(2,135)	(2,157)	(2,205)	(2,638)	664	(2,333)	(2,379)	(19,594)
Increase in net capital assets	2,059	1,414	1,070	1,016	1,250	1,254	1,021	5,620	2,522	2,435	19,661
Increase (decrease) in restricted assets	71	65	65	51	60	78	64	55	54	54	617
Increase (decrease) in other assets	120	3	72	341	(26)	(180)	86	(313)	—	(1)	102
	2,250	1,482	1,207	1,408	1,284	1,152	1,171	5,362	2,576	2,488	20,380
Increase (decrease) in net liabilities	2,592	3,610	2,273	765	(122)	988	(1,802)	5,124	2,076	2,190	17,694
Investment and working capital changes:
Increase (decrease) in cash and temporary investments	149	175	(62)	(372)	874	217	340	(1,238)	(412)	(157)	(486)
Increase (decrease) in warehouse borrowing investments	—	—	—	—	—	—	—	—	—	—	—
Investment in commercial Crown corporations:
Increase (decrease) in retained earnings	(366)	(94)	543	298	432	(740)	(20)	827	594	357	1,831
Self-supported capital investments	2,470	2,744	2,765	2,519	2,488	2,573	2,725	2,701	2,635	3,154	26,774
Less: loan repayments and other accounting changes	(924)	(719)	(724)	(472)	(1,119)	(1,123)	(951)	(5,730)	(1,733)	(1,882)	(15,377)
	1,180	1,931	2,584	2,345	1,801	710	1,754	(2,202)	1,496	1,629	13,228
Other working capital changes	(480)	(871)	1,090	1,225	(197)	979	(209)	(754)	(630)	(803)	(650)
	849	1,235	3,612	3,198	2,478	1,906	1,885	(4,194)	454	669	12,092
Increase (decrease) in financial statement debt	3,441	4,845	5,885	3,963	2,356	2,894	83	930	2,530	2,859	29,786
(Increase) decrease in sinking fund debt	(81)	(81)	(287)	943	(142)	(603)	493	(20)	551	72	845
Increase (decrease) in guarantees	39	99	(34)	27	(33)	6	(23)	(292)	(1)	2	(210)
Increase (decrease) in non-guaranteed debt	(130)	176	59	(56)	46	75	38	276	(17)	(17)	450
Increase (decrease) in total provincial debt	3,269	5,039	5,623	4,877	2,227	2,372	591	894	3,063	2,916	30,871
Represented by increase (decrease) in:
Taxpayer-supported debt	1,853	2,838	3,523	2,886	812	847	(1,221)	3,347	2,178	1,611	18,674
Self-supported debt	1,416	2,201	2,100	1,991	1,415	1,525	1,812	(2,753)	885	1,255	11,847
Forecast allowance	—	—	—	—	—	—	—	300	—	50	350
Total provincial debt	3,269	5,039	5,623	4,877	2,227	2,372	591	894	3,063	2,916	30,871

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A17 Provincial Debt — 2010/11 to 2019/20

								Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Estimate	Plan	Plan	annual
($ millions)	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	change
											(per cent)
Taxpayer-supported debt:
Provincial government direct operating	6,964	7,813	9,408	10,223	9,280	8,034	4,644	1,573	249	—	-100.0
Other taxpayer-supported debt (mainly capital):
Education facilities
Post-secondary institutions	4,092	4,185	4,315	4,386	4,518	4,731	4,984	5,395	5,712	5,710	3.8
School districts	6,016	6,407	6,830	7,245	7,600	8,033	8,473	8,935	9,568	9,393	5.1
	10,108	10,592	11,145	11,631	12,118	12,764	13,457	14,330	15,280	15,103	4.6
Health facilities	4,895	5,293	5,691	6,038	6,522	6,998	7,552	8,014	8,642	8,659	6.5
Highways, ferries and public transit
BC Transit	158	183	163	143	123	106	94	77	66	113	-3.7
BC Transportation Financing Authority	5,785	6,287	7,084	7,912	8,428	9,185	9,981	11,038	12,290	13,801	10.1
Port Mann Bridge [1]	—	—	—	—	—	—	—	3,505	3,505	3,505	n/a
Public transit	997	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	0.0
SkyTrain extension	1,155	1,174	1,174	1,174	1,174	1,174	1,174	1,174	1,174	1,174	0.2
	8,095	8,644	9,421	10,229	10,725	11,465	12,249	16,794	18,035	19,593	10.3
Other
BC Immigrant Investment Fund	347	398	363	440	414	304	217	157	88	70	-16.3
BC Pavilion Corporation	250	383	383	382	381	389	376	389	397	404	5.5
Provincial government general capital	570	808	1,073	1,372	1,698	1,987	2,288	2,669	3,052	3,328	21.7
Social Housing	511	674	658	719	715	760	695	900	1,260	1,457	12.3
Other	81	54	40	34	27	26	28	27	28	28	-11.1
	1,759	2,317	2,517	2,947	3,235	3,466	3,604	4,142	4,825	5,287	13.0
Total other taxpayer-supported debt	24,857	26,846	28,774	30,845	32,600	34,693	36,862	43,280	46,782	48,642	7.7
Total taxpayer-supported debt	31,821	34,659	38,182	41,068	41,880	42,727	41,506	44,853	47,031	48,642	4.8

Self-supported debt:
Commercial Crown corporations and agencies
BC Hydro	11,710	12,978	14,167	15,559	16,544	17,928	19,692	20,365	21,233	22,490	7.5
BC Lotteries	85	90	132	155	140	150	145	145	167	188	9.2
Columbia Power Corporation	—	—	—	—	300	296	291	286	281	275	n/a
Columbia River power projects	183	481	475	470	464	459	448	433	417	400	9.1
Post-secondary institution subsidiaries	173	173	215	198	222	310	340	340	340	340	7.8
Transportation Investment Corporation [1]	1,148	1,779	2,610	3,209	3,335	3,389	3,430	—	—	—	n/a
Other	34	33	35	34	35	33	31	55	71	71	8.5
Total self-supported debt	13,333	15,534	17,634	19,625	21,040	22,565	24,377	21,624	22,509	23,764	6.6
Forecast allowance	—	—	—	—	—	—	—	300	300	350	n/a
Total provincial debt	45,154	50,193	55,816	60,693	62,920	65,292	65,883	66,777	69,840	72,756	5.4

1 Beginning in 2017/18, debt related to the Port Mann Bridge has been reclassified as taxpayer-supported due to the elimination of tolls effective September 1, 2017.

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A18 Provincial Debt Supplementary Information — 2010/11 to 2019/20 1

								Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Estimate	Plan	Plan	annual
($ millions)	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	change
											(per cent)
Per cent of nominal GDP: [2]
Taxpayer-supported debt:
Provincial government direct operating	3.4	3.6	4.2	4.5	3.9	3.2	1.8	0.6	0.1	—	-100.0
Education facilities	4.9	4.9	5.0	5.1	5.0	5.1	5.1	5.2	5.3	5.1	0.3
Health facilities	2.4	2.4	2.6	2.6	2.7	2.8	2.9	2.9	3.0	2.9	2.2
Highways, ferries and public transit	3.9	4.0	4.3	4.5	4.5	4.6	4.7	6.1	6.3	6.6	5.8
Other	0.9	1.1	1.1	1.3	1.3	1.4	1.4	1.5	1.7	1.8	8.4
Total taxpayer-supported debt	15.5	16.0	17.2	17.9	17.4	17.1	15.8	16.2	16.4	16.3	0.5
Self-supported debt:
Commercial Crown corporations & agencies	6.5	7.2	8.0	8.6	8.7	9.0	9.3	7.8	7.8	7.9	2.3
Total provincial debt	22.0	23.2	25.2	26.5	26.1	26.1	25.1	24.2	24.3	24.3	1.1
Growth rates (per cent):
Taxpayer-supported debt:
Provincial government direct operating	-5.4	12.2	20.4	8.7	-9.2	-13.4	-42.2	-66.1	-84.2	-100.0	-27.9
Education facilities	5.3	4.8	5.2	4.4	4.2	5.3	5.4	6.5	6.6	-1.2	4.7
Health facilities	11.5	8.1	7.5	6.1	8.0	7.3	7.9	6.1	7.8	0.2	7.1
Highways, ferries and public transit	7.9	6.8	9.0	8.6	4.8	6.9	6.8	37.1	7.4	8.6	10.4
Other	57.5	31.7	8.6	17.1	9.8	7.1	4.0	14.9	16.5	9.6	17.7
Total taxpayer-supported debt	6.2	8.9	10.2	7.6	2.0	2.0	-2.9	8.1	4.9	3.4	5.0
Self-supported debt:
Commercial Crown corporations & agencies	11.9	16.5	13.5	11.3	7.2	7.2	8.0	-11.3	4.1	5.6	7.4
Total provincial debt	7.8	11.2	11.2	8.7	3.7	3.8	0.9	1.4	4.6	4.2	5.7
Per capita: [3]
Taxpayer-supported debt:
Provincial government direct operating	1,559	1,737	2,069	2,228	1,998	1,712	977	327	51	—	-100.0
Education facilities	2,263	2,354	2,451	2,535	2,609	2,720	2,832	2,981	3,142	3,070	3.4
Health facilities	1,096	1,176	1,252	1,316	1,404	1,491	1,589	1,667	1,777	1,760	5.4
Highways, ferries and public transit	1,813	1,921	2,072	2,229	2,309	2,443	2,578	3,494	3,709	3,983	9.1
Other	394	515	554	642	696	739	758	862	992	1,075	11.8
Total taxpayer-supported debt	7,125	7,703	8,398	8,949	9,016	9,105	8,735	9,332	9,672	9,889	3.7
Self-supported debt:
Commercial Crown corporations & agencies	2,985	3,453	3,879	4,276	4,529	4,808	5,130	4,499	4,629	4,831	5.5
Total provincial debt	10,111	11,156	12,277	13,226	13,545	13,913	13,865	13,893	14,362	14,791	4.3
Real Per Capita Provincial Debt (2016 $) [4]	10,875	11,721	12,757	13,754	13,944	14,167	13,865	13,615	13,777	13,905	2.8
Growth rate (per cent)	5.1	7.8	8.8	7.8	1.4	1.6	-2.1	-1.8	1.2	0.9	3.1

1         Numbers may not add due to rounding.

2         Debt as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2017/18 debt divided by nominal GDP for the 2017 calendar year).

3         Per capita debt is calculated using July 1 population (e.g. 2017/18 debt divided by population on July 1, 2017).

4         Debt is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2017 CPI for 2017/18 debt).

Budget 2017 Update — 2017/18 to 2019/20

Appendix

Table A19 Key Provincial Debt Indicators — 2010/11 to 2019/20

								Budget			Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Estimate	Plan	Plan	annual
	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	change
											(per cent)
Debt to revenue (per cent)
Total provincial	88.5	94.7	104.1	107.8	106.7	106.0	99.3	98.6	101.9	103.6	1.8
Taxpayer-supported	78.8	85.1	93.6	96.4	94.1	91.3	81.8	87.8	91.7	93.0	1.9
Debt per capita ($) [1]
Total provincial	10,111	11,156	12,277	13,226	13,545	13,913	13,865	13,893	14,362	14,791	4.3
Taxpayer-supported	7,125	7,703	8,398	8,949	9,016	9,105	8,735	9,332	9,672	9,889	3.7
Debt to nominal GDP (per cent) [2]
Total provincial	22.0	23.2	25.2	26.5	26.1	26.1	25.1	24.2	24.3	24.3	1.1
Taxpayer-supported	15.5	16.0	17.2	17.9	17.4	17.1	15.8	16.2	16.4	16.3	0.5
Interest bite (cents per dollar of revenue) [3]
Total provincial	4.2	4.3	4.4	4.3	4.3	4.7	3.8	3.8	4.1	4.1	-0.2
Taxpayer-supported	4.0	4.0	3.9	3.7	3.7	4.0	3.2	3.5	3.8	3.9	-0.3
Interest costs ($ millions)
Total provincial	2,155	2,300	2,339	2,443	2,529	2,878	2,520	2,600	2,844	2,911	3.4
Taxpayer-supported	1,596	1,625	1,600	1,582	1,655	1,891	1,643	1,769	1,925	2,018	2.6
Interest rate (per cent) [4]
Taxpayer-supported	5.2	4.9	4.4	4.0	4.0	4.5	3.9	4.1	4.2	4.2	-2.2
Background Information:
Revenue ($ millions)
Total provincial [5]	51,041	53,001	53,637	56,280	58,960	61,589	66,343	67,720	68,538	70,257	3.6
Taxpayer-supported [6]	40,391	40,742	40,775	42,612	44,522	46,805	50,735	51,066	51,262	52,298	2.9
Debt ($ millions)
Total provincial	45,154	50,193	55,816	60,693	62,920	65,292	65,883	66,777	69,840	72,756	5.4
Taxpayer-supported [7]	31,821	34,659	38,182	41,068	41,880	42,727	41,506	44,853	47,031	48,642	4.8
Provincial nominal GDP ($ millions) [8]	205,117	216,786	221,414	228,973	240,900	249,981	262,851	276,168	287,594	299,059	4.3
Population (thousands at July 1) [9]	4,466	4,499	4,546	4,589	4,645	4,693	4,752	4,806	4,863	4,919	1.1

1         The ratio of debt to population (e.g. 2017/18 debt divided by population at July 1, 2017).

2         The ratio of debt outstanding at fiscal year end to provincial nominal gross domestic product (GDP) for the calendar year ending in the fiscal year (e.g. 2017/18 debt divided by 2017 nominal GDP).

3         The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

4         Weighted average of all outstanding debt issues.

5         Includes revenue of the consolidated revenue fund (excluding dividends from enterprises) plus revenue of all government organizations and enterprises.

6         Excludes revenue of government enterprises, but includes dividends from enterprises paid to the consolidated revenue fund.

7         Excludes debt of commercial Crown corporations and agencies and funds held under the province’s warehouse borrowing program.

8         Nominal GDP for the calendar year ending in the fiscal year (e.g. nominal GDP for 2017 is used for the fiscal year ended March 31, 2018).

9         Population at July 1st within the fiscal year (e.g. population at July 1, 2017 is used for the fiscal year ended March 31, 2018).

Budget 2017 Update — 2017/18 to 2019/20